FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A copy of 2013 annual report of Huaneng Power International, Inc. (the “Registrant”) filed with the Hong Kong Stock Exchange by the Registrant.
.

The Objectives of the Company

As A Power Company, devoted to providing sufficient, reliable and eco-friendly energy to the community; as a listed company, devoted to creating long-term, stable and increasing returns for shareholders; and as a first class power producer, devoted to having excellency in operation, becoming a leading power enterprise in China and an advanced enterprise internationally.

Contents

Overview
Company Profile
Major Corporate Events in 2013
Financial Highlights
Letter to Shareholders
Management’s Discussion and Analysis
Corporate Governance Report
Social Responsibility Report
Investor Relations
Report of the Board of Directors
Report of the Supervisory Committee
Profiles of Directors, Supervisors and Senior Management
Corporate Information
Glossary

Financial statements prepared in accordance with International Financial Reporting Standards
Independent Auditor’s Report
Consolidated Statement of Comprehensive Income
Balance Sheets
Consolidated Statement of Changes in Equity
Statement of Changes in Equity
Consolidated Statement of Cash Flows
Notes to the Financial Statements

Financial statements reconciliation between PRC GAAP and IFRS
Financial statements reconciliation between PRC GAAP and IFRS

COMPANY PROFILE

Huaneng Power International, Inc. (“the Company”, “Huaneng Power” or “Huaneng International”) and its subsidiaries are mainly engaged in developing, constructing, operating and managing large-scale power plants throughout China. As at 31 December 2013, the Company is one of China’s largest listed power producers with equity-based generation capacity of 59,625 MW and controlling generation capacity of 66,795 MW, and its domestic power plants are located in 19 provinces, municipalities and autonomous regions. The Company also has a wholly-owned power company in Singapore.

The Company was incorporated on 30 June 1994. It completed its initial global public offering of 1,250,000,000 overseas listed foreign shares (“foreign shares”) in October 1994, which were listed on the New York Stock Exchange (NYSE: HNP) in the United States by issuing 31,250,000 American Depository Shares (“ADS”). In January 1998, the foreign shares of the Company were listed on the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction (Stock Code: 902). Subsequently, in March 1998, the Company successfully completed a global placing of 250,000,000 foreign shares along with a private placing of 400,000,000 domestic shares. In November 2001, the Company successfully completed the issue of 350,000,000 A Shares (Stock Code: 600011) in the PRC, of which 250,000,000 shares were domestic public shares. In December 2010, the Company completed the non-public issuance of 1,500,000,000 ordinary shares denominated in RMB (“A Shares”) and 500,000,000 overseas listed ordinary shares (“H Shares”). Currently, the total share capital of the Company amounts to approximately 14.06 billion shares.

The core business of the Company is to develop, construct and operate large-scale power plants throughout China by making use of modern technology and equipment and financial resources available domestically and internationally. As a power generation enterprise, the Company has been insisting on innovations in technologies, structure, and management since its incorporation; and on aspects regarding the advancement in power technologies and construction and management of power plant. The Company has been the pioneer and has created various milestones within the domestic power industry. The Company was the first to introduce a 600 MW supercritical generating unit into China and we also started operating the first domestically built single 1,000 MW ultra-supercritical coal-fired generating unit, and the first digitalized 1,000 MW ultra-supercritical coal-fired generating unit in China. We completed the construction of the first 1,000 MW generating unit in the world using sea water desulphurization facilities. The Company was the first power company in China to get listed in New York, Hong Kong and Shanghai. The technical and economic indicators as well as the overall manpower efficiency of the Company have been remaining at the forefront in China’s power industry. The Company constantly optimizes the power structure and regional distribution, optimizes the development of thermal power, and constructs efficient and environmentally friendly units and power bases for coal and electricity integration in developed areas. We also strive to stably develop steam turbine generators, promote the development of efficient wind power projects and the investment in hydropower and nuclear power projects. Meanwhile, the Company actively promotes industry synergies, continues to promote the investment in coal, port and sea transportation etc. and upgrades the capability in the self-supply of coal, port storage, trans-shipment and the sea transportation. The combined synergy in power, coal, port and transportation is basically established.

Throughout the years, with efforts in seeking expansion and operating our business in a prudent manner, the Company has expanded gradually with steady growth in competitive strengths. The success of the Company is attributable to its various advantages, including advantages in scale and equipment, advantages in strategic layout of power plants, strong support from major shareholders, sound corporate governance structure, advantages in market reputation, extensive experience in the capital markets, advantages in overseas development, staff with high calibre and experienced management team.

The objectives of the Company are: as a power company, devoted to providing sufficient, reliable and eco-friendly energy to the community; as a listed company, devoted to creating long-term, stable and increasing returns for shareholders; and as a first class power producer, devoted to becoming a leading power enterprise in China and an advanced enterprise in the international market.

Huaneng International Power Development Corporation (“HIPDC”), the Company’s parent company and controlling shareholder, was incorporated as a Sino-foreign joint stock company in 1985. The Company was incorporated by way of joint promotion by HIPDC and local government investment companies in the regions where the power plants are located.

MAJOR CORPORATE EVENTS IN 2013

January
•	The Company announced that its total power generation within China for 2012 recorded a decrease of 3.55% year-on-year.
•
The Company acquired 50% shareholding in the China Huaneng Group Fuel Co., Ltd. (“Fuel Company”) held by the Huaneng Group, and contributed to increase the capital of the Fuel Company with Huaneng Group in accordance with their respective shareholding ratio.

February
•	The Company completed the issuance of bonds of RMB1.5 billion.
•	The Company completed the issuance of its first tranche of super-short-term debentures in 2013. The issuance amount for those debentures was RMB5 billion.
•	Phase I of the Singapore Tuas Power Tembusu Multi-Utility Complex Project was officially put into operation.

March
•	Ms. MENG Jing, the deputy manager of the Capital Market department of the Company, replaced Ms. JIA Wenxin and was appointed the representative of securities affairs of the Company.
•
The Company announced its operating results for 2012. According to the PRC Accounting Standards, the net profit attributable to shareholders of the Company was RMB5,512 million, representing an increase of 366.95% over the previous year.

•	The Company held investor and press conferences within and outside China for its results for 2012.

April
•	The Company completed the issuance of its second tranche of super-short-term debentures in 2013. The issuance amount for those debentures was RMB5 billion.
•	The Company announced that its total power generation within China for the first quarter of 2013 recorded a decrease of 2.44% year-on-year.
•
The Company announced its results for the first quarter of 2013. According to the accounting standards in China, the net profit attributable to shareholders of the Company was RMB2,554 million, representing an increase of 177.77% over the corresponding period of previous year.

•	The Company held global investor telephone conferences for its results of the first quarter in 2013.

May
•	The Company completed the issuance of its third tranche of super-short-term debentures in 2013. The issuance amount for those debentures was RMB5 billion.
•	The Company carried out non-deal roadshows in Europe and the US.

June
•	The Company completed the placing of its 2013 first tranche of private placement of debt financing instruments in an amount of RMB5 billion.

July
•	The Company announced that its total power generation within China for the first half of 2013 recorded a decrease of 0.46% year-on-year.
•
The Company announced its interim results for 2013. According to the PRC Accounting Standards, the net profit attributable to shareholders of the Company was RMB5,623 million, representing an increase of 164.98% over the corresponding period of previous year.

•	The Company held global investor telephone conferences for its interim results for 2013.

August
•	The Company announced that an approval in respect of a wholly-owned project, namely the Huaneng Liaoning Changtu Laocheng Wind Farm, was obtained.

September
•	The Company was officially included as one of the constituent stocks of Hang Seng China 50 Index.

October
•
The Company announced that approvals in respect of wholly-owned projects, namely the Distributed Energy Project for Guangxi Huaneng Guilin World Tourist City and the Huaneng Hunan Guidong Hankou Wind Farm Project, were obtained.

•	The Company announced that its total power generation within China for the first three quarters of 2013 recorded an increase of 4.60% year-on-year.
•	The Company announced that the grid tariff of its power plants in China would be adjusted.
•
The Company announced its results for the first three quarters of 2013. According to the PRC Accounting Standards, the net profit attributable to shareholders of the Company was RMB9,187 million, representing an increase of 119.01% over the corresponding period of previous year.

•	The Company held global investor telephone conferences for its results for the first three quarters of 2013.

November
•	The Company announced that it completed the issuance of its 2013 first tranche of short-term debentures in an amount of RMB5 billion.
•	The Company announced that approvals in respect of wholly-owned projects, namely the Guizhou Pan County Jiaoziding Wind Farm Project and the Dapanshan Wind Farm Project were obtained.
•	The Company was awarded the “Best Listed Company Award” of the China Securities Golden Bauhinia Awards.

December
•	The Company announced that the on-grid tariff of its gas turbine power plants in Jiangsu and Shanghai would be adjusted.
•
The Company announced that a F-class gas fired combined cycle generating unit (Unit 5, with a gross capacity of 406 MW) of Tuas Power Limited, a wholly-owned subsidiary of the Company, was put into operation.

•
The Company announced that approvals for wholly-owned projects, namely the Hubei Huaneng Sui County Jieshan Wind Farm Project, the Anhui Huaneng Huaining Shijing Wind Farm Project, the Liaoning Huaneng Yingkou Xianrendao Co-generation Project and the Jiangsu Huaneng Liuhe Wind Farm Project, were obtained.

•	The Company completed the issuance of its 2013 fourth tranche of super-short-term debentures in an amount of RMB5 billion.
•	The Company held reverse roadshow activities for 2013 in Nanjing Jinling Coal-fired Power Plant and Jinling Gas Combined-cycle Power Plant.

FINANCIAL HIGHLIGHTS

(Amounts expressed in thousands of RMB, except per share data)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Note 1)
	Year ended 31 December
	2009	2010	2011	2012	2013

Operating revenue	76,862,896	104,318,120	133,420,769	133,966,659	133,832,875

Profit before income tax expense	5,703,976	4,164,090	2,050,367	8,876,785	17,422,689
Income tax expense	(593,787)	(842,675)	(868,927)	(2,510,370)	(4,522,671)

Profit after income tax expense	5,110,189	3,321,415	1,181,440	6,366,415	12,900,018

Attributable to:
– Equity holders of the Company	4,929,544	3,347,985	1,180,512	5,512,454	10,426,024
– Non-controlling interests	180,645	(26,570)	928	853,961	2,473,994

Basic earnings per share (RMB/share)	0.41	0.28	0.08	0.39	0.74

Diluted earnings per share (RMB/share)	0.41	0.28	0.08	0.39	0.74

CONSOLIDATED BALANCE SHEETS (Note 2)
	As at 31 December
	2009	2010	2011	2012	2013

Total assets	197,887,179	227,938,213	257,415,874	259,100,372	262,232,760
Total liabilities	(147,239,059)	(165,512,741)	(197,858,121)	(193,140,030)	(187,039,786)

Net assets	50,648,120	62,425,472	59,557,753	65,960,342	75,192,974

Equity holders of the Company	42,124,183	53,789,133	50,882,929	56,130,134	62,450,665
Non-controlling interests	8,523,937	8,636,339	8,674,824	9,830,208	12,742,309

Notes:

1.
The results for the years ended 31 December 2009, 2010, 2011 are derived from the historical financial statements of the Company. The results for the years ended 31 December 2012 and 2013 are set out on pages 95 to 96. All such information is extracted from the financial statements prepared under International Financial Reporting Standards (“IFRS”).

2.
The consolidated balance sheets as at 31 December 2009, 2010, 2011 are derived from the historical financial statements of the Company. The consolidated balance sheets as at 31 December 2012 and 2013 are set out on pages 97 to 98. All such information is extracted from the financial statements prepared under IFRS.

Profit attributable to equity holders of the Company under IFRS

For the years ended 31 December

Domestic power generation

For the years ended 31 December

Generation capacity on an equity basis

As at 31 December

LETTER TO SHAREHOLDERS

The development objectives of Huaneng Power International are:

as a power company, devoted to providing sufficient, reliable and eco-friendly energy to the community; as a listed company, devoted to creating long-term, stable and increasing returns for shareholders; and as a first-class power producer, devoted to having excellency in operation, becoming a leading power enterprise in China and an advanced enterprise in the international market.

Dear Shareholders,

This is the twentieth year since the establishment and listing of the Company. For two decades, the Company kept reforming and believing in innovation, and also worked hard to achieve sustainable, healthy and rapid development. With the significant growth in the size and strength of the Company, we created sustainable and stable returns for our shareholders. We would like to extend our sincere gratitude to all our shareholders for their continuous attention and support to the Company’s development.

In 2013, the Company overcame difficulties posed by the sluggish growth in demand for electricity and intensified market competition in China and endeavored to explore the market and control costs strictly, and new progress has been made in every aspect, thus bringing about record high operating results. The Company recorded net profit attributable to equity holders of the Company of RMB10.426 billion for the year, representing a substantial year-on-year increase of 89.14%.

The Board of Directors of the Company has resolved to propose the following profit distribution plan for 2013: a cash dividend of RMB0.38 (inclusive of tax) per share will be paid to all shareholders of the Company. In the future, the Company will continue to follow a proactive, balanced and stable dividend policy, keep enhancing its profitability and strive for continuous growth of return on equity.

In 2013, the Company delivered promising performance in the capital market. The Company was included as one of the constituent stocks of Hang Seng China 50 Index, and was awarded the “Best Listed Company Award” of the China Securities Golden Bauhinia Awards 2013. The Company was on the list of “Platts Top 250 Global

Energy Listed Companies Award” for five years in a row and we ranked 96th for the year, which is much higher than that of last year.

In 2014, to cope with the new situation and new changes, the Company will be more assertive on its goal of securing the leading position in all respects, and will further improve its efficiency, adjust the structure, strengthen the management mechanism, enhance the stable and efficient profitability, sustainability and the leading competitiveness in the industry.

–	To enhance our leading competitiveness in marketing and cost structure, continuously strengthen the profitability of the Company’s assets and the ability in creating value and risk taking;

–
To further accelerate the transformation, strengthen and optimize the core business of thermal power, optimize the industry structure for power, coal, port and shipping while maintaining the core business of electric power, assess the opportunities and risks of the international market, strengthen the organization and management of international operations for the sake of enhancing the capability for international operation;

–
To strengthen our corporate management in all aspects, attend to and improve organizational efficiency, enhance the intrinsic drive for the development of the Company and adhere to the belief in scientific development.

Looking ahead, the Company will continue to accelerate the transformation of its development mode to enhance the quality and efficiency of its development, step up to rationalize its structure and promote industry synergies in an effective mean, so as to make the Company the world’s first-class listed power producer with leading technology, excellent management, reasonable distribution, optimized structure, industry synergy, remarkable efficiency, which is capable of generating both coal-fired power and clean energy power, along with its excellent corporate governance and promising market value.

Being a responsible enterprise, we insist on supporting the continued enhancement of our corporate competitive edges through a responsible approach; insist on duly performing our economic responsibilities to provide our shareholders with long-term, stable and increasing returns; continue to perform our safety responsibilities, to be people-oriented and be focused on safety development for the sake of developing itself into an enterprise with the highest safety standard; continue to perform our environmental responsibilities by paying heed to people’s livelihood and concerning clean development to ensure utilization of resources in an efficient and energy-saving manner, thus turning the Company into a “green corporation”; continue to perform our social responsibilities by creating mutual benefits and win-win scenarios that are conducive to the harmonious development of the Company and its stakeholders, so that the Company may serve as an excellent corporate citizen.

CAO Peixi
Chairman

Beijing, PRC
18 March 2014

Increase Environmental Efficiency
Realize Green Development

MANAGEMENT'S DISCUSSION
AND ANALYSIS

Since its incorporation, the Company has continued to expand its operating scale, thus increasing its operating revenue. The Company has also been the industry leader in the level of competitiveness, effectiveness of resources utilization and environmental protection. Currently, the Company is one of the largest listed power producers in China.

OPERATING AND FINANCIAL REVIEWS AND PROSPECTS
(MANAGEMENT'S DISCUSSION AND ANALYSIS)
(Prepared under International Financial Reporting Standards (“IFRS”))

General
The principal activities of the Company are investment, construction, operation and management of power plants. The Company provides consistent and reliable electricity to customers through grid operators where its operating plants are located. The Company is committed to scientific development through increasing economic efficiency, enhancing returns for shareholders, conserving resources and protecting the environment. The Company also attaches importance to social responsibilities and makes active contribution to the building of a harmonious society.

Since its incorporation, the Company has continued to expand operational scale and increase operating revenue. The Company has been the leader in its industry on competitiveness, resources utilization efficiency and environmental protection. The Company is one of the Asia’s largest listed power producers and China’s most dynamic power generators. Its power generation operations are widely located with coverage in the Northeast China Grid, the Northern China Grid, the Northwest China Grid, the Eastern China Grid, the Central China Grid, the Southern China Grid, and the overseas market in Singapore.

Looking back in 2013, with strong support of its shareholders, the employees of the Company made active and concerted efforts in response to the changes in power, coal and capital markets by expanding overseas market, improving marketing analysis and enhancing internal management with focus on key operations, thorough planning and sound controls. These efforts have contributed to growth of the Company in various aspects and made 2013 another year of its best operating results. During 2013, the Company maintained its leading position in major technological, economic indexes and utilization hours through safe production and active marketing activities. Its fuel management was strengthened, fuel costs were considerably reduced, and financial costs were effectively controlled. Marked improvement was noticeable in the Company’s growth quality because of its active power generation restructuring efforts. The Company has also made new developments in energy saving, environment protection, and technological renovation, and diligently fulfilled its social responsibilities as a reliable provider of sufficient and clean energy to the society.

A.	OPERATING RESULTS

1.	2013 operating results
The power generation of the Company’s domestic power plants for the year ended 31 December 2013 was listed below (in billion kWh):

Domestic Power Plant	Power generation of 2013	Power generation of 2012	Change	Electricity sold for 2013	Electricity sold for 2012	Change

Liaoning Province
Dalian	6.132	5.980	2.54%	5.816	5.691	2.20%
Dandong	3.115	3.202	-2.72%	2.965	3.046	-2.66%
Yingkou	7.321	7.867	-6.94%	6.853	7.355	-6.83%
Yingkou Co-generation	3.329	3.337	-0.24%	3.117	3.127	-0.32%
Wafangdian Wind Power	0.111	0.102	8.82%	0.109	0.100	9.00%
Suzihe Hydropower	0.027	0.013	107.69%	0.026	0.012	116.67%
Changtu Wind Power	0.093	0.006	1,450.00%	0.092	0.006	1,433.33%
Inner Mongolia
Huade Wind Power	0.226	0.203	11.33%	0.225	0.201	11.94%
Hebei Province
Shang’an	13.633	14.265	-4.43%	12.817	13.346	-3.96%
Kangbao Wind Power	0.080	0.062	29.03%	0.075	0.059	27.12%
Gansu Province
Pingliang	10.144	9.214	10.09%	9.682	8.740	10.78%
Jiuquan Wind Power	0.887	0.756	17.33%	0.877	0.751	16.78%
Beijing
Beijing Co-generation (coal fired)	4.686	4.636	1.08%	4.135	4.085	1.22%
Beijing Co-generation (combined cycle)	3.980	3.955	0.63%	3.888	3.863	0.65%
Tianjin

Domestic Power Plant	Power generation of 2013	Power generation of 2012	Change	Electricity sold for 2013	Electricity sold for 2012	Change

Yangliuqing Co-generation	6.851	6.609	3.66%	6.385	6.141	3.97%
Shanxi Province
Yushe	2.951	3.405	-13.33%	2.729	3.151	-13.39%
Zuoquan	6.682	6.358	5.10%	6.273	5.934	5.71%
Shandong Province
Dezhou	15.405	15.400	0.03%	14.455	14.462	-0.05%
Jining	5.050	5.097	-0.92%	4.691	4.734	-0.91%
Xindian	3.254	3.256	-0.06%	3.040	3.043	-0.10%
Weihai	11.361	11.608	-2.13%	10.827	11.053	-2.04%
Rizhao Phase II	7.775	7.484	3.89%	7.371	7.080	4.11%
Zhanhua Co-generation	1.761	1.724	2.15%	1.625	1.587	2.39%
Henan Province
Qinbei	21.927	17.764	23.44%	20.715	16.751	23.66%
Jiangsu Province
Nantong	7.951	8.406	-5.41%	7.566	8.019	-5.65%
Nanjing	3.678	3.827	-3.89%	3.482	3.617	-3.73%
Taicang	11.445	11.672	-1.94%	10.884	11.104	-1.98%
Huaiyin	7.244	7.152	1.29%	6.808	6.732	1.13%
Jinling (Combined-cycle)	2.400	3.788	-36.64%	2.346	3.703	-36.65%
Jinling (Coal-fired)	12.811	11.538	11.03%	12.218	10.993	11.14%
Jinling Co-generation	1.115	–	–	1.051	–	-
Qidong Wind Power	0.350	0.357	-1.96%	0.343	0.350	-2.00%
Rudong Windpower	0.012	–	–	0.011	–	-
Shanghai
Shidongkou I	7.875	7.710	2.14%	7.408	7.276	1.81%
Shidongkou II	6.708	6.472	3.65%	6.430	6.213	3.49%
Shanghai Combined-cycle	1.974	1.633	20.88%	1.928	1.593	21.03%
Shidongkou Power	7.603	7.739	-1.76%	7.243	7.359	-1.58%

Domestic Power Plant	Power generation of 2013	Power generation of 2012	Change	Electricity sold for 2013	Electricity sold for 2012	Change

Chongqing
Luohuang	14.278	12.191	17.12%	13.205	11.272	17.15%
Zhejiang Province
Yuhuan	24.819	24.116	2.92%	23.627	22.939	3.00%
Hubei Province
Enshi Maweigou Hydropower	0.045	0.050	-10.00%	0.043	0.049	-12.24%
Hunan Province
Yueyang	9.958	8.204	21.38%	9.351	7.682	21.73%
Xiangqi Hydropower	0.267	0.183	45.90%	0.262	0.180	45.56%
Jiangxi Province
Jinggangshan	9.702	8.842	9.73%	9.266	8.424	10.00%
Fujian Province
Fuzhou	14.666	13.800	6.28%	13.956	13.104	6.50%
Guangdong Province
Shantou Coal-fired	5.614	6.420	-12.55%	5.317	6.082	-12.58%
Haimen	18.105	12.529	44.50%	17.329	11.960	44.89%
Yunnan Province
Diandong Energy	7.527	8.509	-11.54%	6.952	7.857	-11.52%
Yuwang Energy	4.553	4.992	-8.79%	4.189	4.629	-9.51%
Total	317.481	302.433	4.98%	300.003	285.455	5.10%

In 2013, the Company’s total power generation within China on consolidated basis was 317.481 billion kWh, representing an increase of 4.98% over the same period last year. Total electricity sold by the Company was 300.003 billion kWh, representing an increase of 5.10% over the same period last year, mainly attributable to the business expansion of the Company and the growth of its capacity. Total electricity sold by SinoSing Power was 9.120 billion kWh, representing a decrease of 18.72% over the same period last year. The power generated by

SinoSing Power in Singapore accounted for 20.60% of the total electricity generated in Singapore, down 4.6 percentage points from the same period last year, mainly attributable to the decreased power generation, as a result of the increase of newly commissioned power plants and intensed competition in Singapore market.

In respect of the tariff, the Company’s average tariff for the year ended 31 December 2013 was RMB454.38 per MWh, up RMB0.19 per MWh from the year ended 31 December 2012. SinoSing Power’s average tariff for 2013 was RMB994.54 per MWh, representing a decrease by 17.55% from the same period last year.

In respect of fuel costs, the decrease of coal market price and effective cost controls of the Company contributed to reduced fuel costs of the Company. Compared with 2012, the Company’s fuel cost per unit of power sold decreased by 12.50% to RMB218.59 per MWh.

Combining the forgoing factors, for the year ended 31 December 2013, the operating revenue of the Company remained generally stable compared with last year at approximately RMB133.833 billion, and recorded profit attributable to equity holders of RMB10.426 billion, representing an increase of 89.14% from the profit of RMB5.512 billion for the year ended 31 December 2012.

For the year ended 31 December 2013, the profit attributable to equity holders of the Company from domestic power plants was RMB10.313 billion, representing an increase of RMB5.842 billion from RMB4.471 billion for the same period last year. The increase was primarily attributable to the decrease of coal market price and the increase of sold electricity in 2013.

For the year ended 31 December 2013, the profit attributable to equity holders of the Company from its operations in Singapore was RMB0.113 billion, representing a decrease of RMB0.928 billion compared to the same period last year. This is largely attributable to the intensified competition in the power generation market in Singapore as a result of the increase in power generation capacities, thus reducing the Company’s market share and profit of power generation operations in overseas market.

2.	Comparative Analysis of Operating results
2.1	Operating revenue and tax and levies on operations
Operating revenue mainly consists of revenue from electricity sold. For the year ended 31 December 2013, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB133.833 billion, representing a decrease of 0.10% from

RMB133.967 billion for the year ended 31 December 2012. The operating revenue from domestic operations of the Company increased by approximately RMB5.468 billion over the same period of last year, which is mainly attributable to the increase in power generation and business expansion of the Company. The operation of new generation capabilities contributed RMB7.017 billion to the increased consolidated revenue of the Company.

The operating revenue from operations of the Company in Singapore decreased by RMB5.602 billion over the same period of last year, which is mainly because of the intensified competition in the power generation market in Singapore as a result of growing power generation capacities since 2013, which has reduced the tariff and volume of power generation operations of the Company in overseas market and consequently lowered its operating revenue.

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Project	2013	2012	Change

Dalian	407.89	409.18	-0.32%
Dandong	401.09	405.73	-1.14%
Yingkong	406.85	409.35	-0.61%
Shang’an	431.15	434.63	-0.80%
Yushe	393.37	396.56	-0.80%
Dezhou	464.89	468.90	-0.86%
Weihai	474.38	461.89	2.70%
Jining	455.46	459.63	-0.91%
Xindian II	453.35	453.75	-0.09%
Nantong	435.69	441.25	-1.26%
Nanjing	436.35	442.17	-1.32%
Huaiyin II	449.87	458.25	-1.83%
Taicang I	432.81	430.43	0.55%
Taicang II	427.58	443.88	-3.67%
Jinling Coal-fired	428.38	427.34	0.24%
Shidongkou II	442.00	442.13	-0.03%
Shidongkou I	453.27	457.18	-0.86%
Shanghai CCGT	486.74	457.11	6.48%
Fuzhou	442.81	445.64	-0.64%

	Average tariff rate (VAT inclusive)
	(RMB/MWh)
Project	2013	2012	Change

Yuhuan	484.79	491.37	-1.34%
Jingganshan	482.95	483.90	-0.20%
Luohuang	448.57	448.95	-0.08%
Yueyang	505.13	506.87	-0.34%
Qinbei	437.01	441.43	-1.00%
Shantou coal-fired	541.39	542.97	-0.29%
Pingliang	332.16	336.12	-1.18%
Rizhao II	446.38	446.90	-0.12%
Haimen	514.30	529.06	-2.79%
Yingkou Co-generation	396.96	397.59	-0.16%
Beijing Co-generation	500.06	494.00	1.23%
Yangliuqing	438.73	438.03	0.16%
Qidong Wind Power	541.34	542.65	-0.24%
Shanghai Generation	462.02	463.85	-0.39%
Dadi Taihong	520.00	520.00	0.00%
Zhanhua Co-generation	446.56	450.55	-0.89%
Diandong Energy	371.30	359.58	3.26%
Diandong Yuwang	377.41	361.70	4.34%
Wafangdian	632.85	610.82	3.61%
Xiangqi Hydropower	390.00	390.00	0.00%
Zuoquan	389.83	383.25	1.72%
Jiuquan	520.60	520.60	0.00%
Enshi Hydropower	356.96	360.00	-0.84%
Kangbao	534.47	536.72	-0.42%
Suzihe	330.00	364.25	-9.40%
Changtu	605.30	610.00	-0.77%
Jinling (Combined-cycle)	585.53	N/A	N/A
Jinling (Combined-cycle Co-generation)	635.42	N/A	N/A
Rudong Wind Power	610.00	N/A	N/A
Domestic total	454.38	454.19	0.04%
SinoSing Power	994.54	1,206.23	-17.55%

Note 1:	The electricity tariff of Shanghai CCGT is for the actual power sold, excluding related power generation subsidy.

Note 2:	The electricity tariff of Jinling(Combined-cycle) and Jinling (Combined-cycle Co-generation) is for the actual power sold, excluding the income from power generation rights transfer.

Operating taxes and surcharges mainly consist of taxes associated with value-added tax surcharges. According to relevant administrative regulations, these surcharges include City Construction Tax and Education Surcharges calculated at prescribed percentages on the amounts of the value-added tax paid. For the year ended 31 December 2013, the operating taxes and surcharges of the Company and its subsidiaries were RMB1.044 billion, representing an increase of RMB0.372 billion from RMB0.672 billion for the same period of last year. This is largely due to the rise of surcharges as a result of the increased value added tax paid by the Company and its subsidiaries.

2.2	Operating expenses
For the year ended 31 December 2013, the total operating costs and expenses of the Company and its subsidiaries was RMB108.678 billion, representing a decrease of 6.58% from the same period last year. The operating costs and expenses in domestic power plants of the Company decreased by RMB3.310 billion, or 3.37%, from the same period last year, which was primarily attributable to the reduced market price of coal in the PRC as well as increase of assets impairment and assets disposal loss.

The operating costs and expenses from the operations in Singapore decreased by RMB4.350 billion, or 24.08%, from the same period last year. This is mainly because of the decreased fuel costs and retail electricity purchase cost as a result of the declined power generation in Singapore.

2.2.1	Fuel costs
Fuel costs represent the majority of the operating expenses for the Company and its subsidiaries. For the year ended 31 December 2013, fuel costs of the Company and its subsidiaries decreased by 10.38% to RMB73.808 billion from RMB82.355 billion for the year ended 31 December 2012. The fuel costs of domestic power plants decreased by RMB5.976 billion from last year, which was primarily attributable to the reduced market price of coal in the PRC. Fuel costs in the operations in Singapore is reduced by RMB2.571 billion from the same period last year mainly due to decreased fuel costs as a result of declined power generation in Singapore. For the year ended 31 December 2013, the average price (excluding tax) of natural fuel coal of domestic power plants was RMB466.91 per ton, representing a 11.28% decrease from RMB526.25 per ton for the year ended 31 December 2012. The fuel cost per unit of power sold by the Company’s domestic coal-fired power plant decreased by 12.50% from RMB249.82/MWh in 2012.

2.2.2	Maintenance
For the year ended 31 December 2013, the maintenance expenses of the Company and its subsidiaries amounted to RMB3.857 billion, up RMB1.010 billion from RMB2.847 billion for the year ended 31 December 2012. The maintenance expenses of domestic operations increased by RMB0.978 billion mainly because of extensive maintenances scheduled in 2013. The maintenance expenses of operations in Singapore increased by RMB32 million.

2.2.3	Depreciation
For the year ended 31 December 2013, depreciation expenses of the Company and its subsidiaries increased by 2.37% to RMB11.294 billion from RMB11.033 billion for the same period last year. The deprecation expenses of the new generation units were RMB0.450 billion.

2.2.4	Labor
Labor costs consist of salaries to employees and contributions payable for employees’ housing fund, medical insurance, pension and unemployment insurance, as well as training costs. For the year ended 31 December 2013, the labor costs of the Company and its subsidiaries amounted to RMB5.763 billion, representing a 12.73% increase from RMB5.112 billion for the year ended 31 December 2012. This is mainly attributable to operation of new generation units of the Company, increase of mandatory social insurance contribution as well as growth of the part of the salaries linked to the performance of this Company.

2.2.5	Other operating expenses (including electricity power purchase costs and service fees paid to HIPDC)
Other operating expenses include environmental protection expenses, land fee, insurance premiums, office expenses, amortization, and Tuas Power’s electricity power purchase costs. For the year ended 31 December 2013, other operating expenses (including electricity power purchase costs) of the Company and its subsidiaries was RMB13.957 billion, representing a decrease of RMB1.033 billion from RMB14.990 billion for the year ended 31 December 2012.

The other operating expenses from domestic operations of the Company and its subsidiaries increased by RMB0.825 billion, including RMB0.639 billion from assets disposal losses of certain subsidiaries, which are mainly related to energy saving, environment protection and technical renovation. Impairment loss of the Company for the year ended 31 December 2013 increased by RMB0.125 billion as compared to same period last year while costs of entrusted power generation of certain subsidiaries increased by RMB0.223 billion as compared to the same period last year.

Other operating expenses in the operations in Singapore decreased by RMB1.858 billion, in which power purchase costs decreased by RMB2.146 billion mainly because of intensified competition in the power generation market in Singapore as a result of growing power generation capacities in 2013, which has reduced the retail electricity cost and led to the decrease in electricity purchase costs. The impairment loss in Singapore increased by RMB0.319 billion, mainly attributable to the provision of goodwill impairment by SinoSing Power.

2.3	Financial expenses
Financial expenses consist of interest expense, bank charges and net exchange differences.

2.3.1	Interest expenses
For the year ended 31 December 2013, the interest expenses of the Company and its subsidiaries were RMB7.787 billion, representing a decrease of 12.48%, compared with that of RMB8.897 billion for the year ended 31 December 2012. The interest expenses from domestic operations decreased by RMB1.077 billion, primarily attributable to the reduced debts of the Company and decrease of RMB borrowing interest rates.

2.3.2	Net exchange differences and bank charges
For the year ended 31 December 2013, the exchange gains net off bank charges of the Company and its subsidiaries amounted to RMB94 million, representing a net increase of RMB261 million compared with the net losses of RMB167 million for the year ended 31 December 2012, mainly because of reduced borrowing in US dollar and continuous increase of exchange rate between RMB and US dollar.

The operations in Singapore registered a net loss of RMB5 million from exchange difference and bank charge, representing a decrease of RMB117 million, which mainly due to the increased exchange rate between US dollar and Singaporean dollar.

2.4	Share of profit of associates and joint ventures
For the year ended 31 December 2013, the share of profit of associates and joint ventures was RMB615 million, which is similar to the amount in 2012.

2.5	Income tax expenses
For the year ended 31 December 2013, the Company and its subsidiaries recorded an enterprise income tax expense of RMB4.523 billion, representing an increase of RMB2.013 billion from RMB2.510 billion for the year ended 31 December 2012. The enterprise income tax for domestic power plants increased by RMB2.181 billion primarily attributable to the increase of pre-tax profit. The enterprise income tax of the operations in Singapore decreased by RMB168 million which was mainly attributable to the decrease of pre-tax profit.

2.6	Net profit, profit attributable to equity holders of the Company and non-controlling interests
For the year ended 31 December 2013, the Company and its subsidiaries achieved a net profit of RMB12.900 billion, representing an increase of RMB6.534 billion from RMB6.366 billion for the year ended 31 December 2012. For the year ended 31 December 2013, the profit attributable to equity holders of the Company was RMB10.426 billion, representing an increase of RMB4.914 billion from RMB5.512 billion for the year ended 31 December 2012.

The profit attributable to equity holders of the Company from domestic power plants increased by 5.842 billion, mainly attributable to the increased power generation and reduced coal costs.

The profit attributable to equity holders of the Company from the operation in Singapore was RMB113 million, representing a decrease of RMB928 million from same period last year. This was largely because of intensified competition in the power generation market as a result of growing power generation capacities in Singapore, which has reduced the volume of sold electricity.

The profit attributable to non-controlling interests of the Company amounted to RMB2.474 billion for the year ended 31 December 2013, representing an increase of

RMB1.620 billion from RMB854 million in 2012. This was mainly attributable to the increased profit of the subsidiaries of the Company.

2.7	Comparison of financial positions
2.7.1	Comparison of asset items
As of 31 December 2013, total assets of the Company and its subsidiaries were RMB262.233 billion, representing an increase of 1.21% from RMB259.100 billion as of 31 December 2012. Total assets of the domestic power plants increased by RMB5.686 billion to RMB232.500 billion, including increase of RMB6.609 billion in non-current assets, which is mainly attributable to the increase in the Company and its subsidiaries’ capital expenditure on construction projects and investment in associates.

As of 31 December 2013, total assets of the operations in Singapore were RMB29.733 billion, representing a decrease of RMB2.554 billion from that as of 31 December 2012. Non-current assets decreased by 5.83% to RMB25.488 billion, primarily attributable to the increase in the exchange rate of RMB against Singaporean dollar. Current assets decreased by 18.71% to RMB4.245 billion, mainly attributable to decreased bank deposits and accounts receivable as a result of declined profit.

2.7.2	Comparison of liabilities items
As of 31 December 2013, total liabilities of the Company and its subsidiaries were RMB187.040 billion, representing a decrease by 3.16% from RMB193.140 billion as of 31 December 2012.

As of 31 December 2013, interest-bearing debts of the Company and its subsidiaries totaled RMB155.800 billion. The interest-bearing debts consist of long-term loans (including those maturing within a year), long-term bonds, short-term loans, and short-term bonds. The interest-bearing debts denominated in foreign currencies were RMB4.338 billion, decreasing by 13.14% as compared to that as of 31 December 2012.

As of 31 December 2013, total liabilities of the operations in Singapore were RMB17.235 billion, representing a decrease of 11.43% from RMB19.458 billion as of 31 December 2012, mainly attributable to the increase in fair value of derivative instruments and increase in the exchange rate of RMB against Singaporean dollar.

2.7.3	Comparison of equity items

Excluding the impact of profit and profit appropriations, total equity attributable to equity shareholders of the Company decreased as of 31 December 2013 compared to the beginning of the year, including the decrease of post-tax impact of RMB106 million from reduced fair value of tradable stocks held by the Company, the increase of post-tax impact of RMB418 million due to decreased fair value of cash flow hedge of the operations in the PRC and Singapore, decrease of RMB781 million from foreign currency translation differences and decrease of RMB640 million from the repayment of state-owned fund allocated from government budget received from the Ministry of Finance of PRC through Huaneng Group in prior years. Non-controlling interests as of 31 December 2013 increased by approximately RMB2,912 million as compared to the beginning of the year.

2.7.4	Major financial position ratios

	2013	2012

Current ratio	0.35	0.39
Quick ratio	0.28	0.31
Ratio of liability and shareholders’ equity	3.00	3.44
Multiples of interest earned	3.04	1.86

Formula of the financial ratios:

	=	balance of current assets as of the year end
Current ratio
balance of current liabilities as of the year end

	=	(balance of current assets as of the year end – net inventories as of the year end)
Quick ratio
balance of current liabilities as of the year end

Ratio of liabilities and	=	balance of liabilities as of the year end
shareholders' equity
balance of shareholders' equity (excluding non-controlling interests) as of the year end

	=	(profit before tax + interest expense)
Multiples of interest earned
interest expenditure (inclusive of capitalized interest)

The current ratio and quick ratio remained at relatively low level for the years ended 31 December 2013 and 2012, with slight decrease at year-end of 2013 from year-end of 2012. The decrease in the ratio of liabilities and shareholders' equity at the year end of 2013 from the year end of 2012 was primarily due to the increased owner’s equity as a result of profit increase of the Company. The multiples of interest earned increased, primarily attributable to the increase of net profit for the year ended 31 December 2013.

B.         LIQUIDITY AND CASH RESOURCES

1.	Liquidity
	For the year ended December 31
	2013	2012
	RMB billion	RMB billion	Change %

Net cash provided by operating activities	40.239	26.928	49.43%
Net cash used in investing activities	-19.054	-15.310	-24.45%
Net cash provided by financing activities	-22.240	-9.817	-126.55%
Currency exchange (loss)/gain	-0.108	0.151	-172.52%
Net (decrease)/increase in cash and cash equivalents	-1.163	1.952	-159.58%
Cash and cash equivalents as of the beginning of the year	10.505	8.553	22.82%
Cash and cash equivalents at of the end of the year	9.342	10.505	-11.07%

For the year ended 31 December 2013, net cash provided by operating activities of the Company was RMB40.239 billion, of which RMB1.005 billion was from the operating activities in Singapore. The increase in cash used in investing activities was mainly attributable to the increase of expenditure on construction projects and equity investment costs. The increase in cash provided by financing activities was largely attributable to reduced drawdown of loans, accelerated repayment of its borrowings and increased dividends payment of the Company in 2013. The Company expects to continue its focus on construction projects with large investment amount in 2014. As of 31 December 2013, the cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar were RMB7.689 billion, RMB1.110 billion and RMB0.543 billion, respectively.

As of 31 December 2013, net current liabilities of the Company and its subsidiaries were approximately RMB64.792 billion. Based on the Company's proven financing record, readily available banking facilities and sound credibility, the Company believes it is able to duly repay outstanding debts, obtain long-term financing and secure funding necessary for its operations. The Company has also capitalized on its good credit record to make short-term borrowings at relatively lower interest rates, thus reducing its interest expenses.

2.	Capital expenditure and cash resources
2.1	Capital expenditures on equity investment
In January 2013, the Company acquired a 50% interest in China Huaneng Group Fuel Co., Ltd. (“Huaneng Group Fuel Company”) from Huaneng Group for a consideration of approximately RMB108 million. The Company subsequently made a capital injection of RMB1.4 billion into Huaneng Group Fuel Company. The Company accounts for the investment under equity method.

2.2	Capital expenditure on construction and renovation projects
The capital expenditures for the year ended 31 December 2013 were RMB17.729 billion, mainly for construction and renovation projects, including RMB1.598 billion for Changxing expansion project, RMB0.885 billion for Liangjiang Cogeneration project, RMB0.808 billion for Qinbei expansion project, RMB0.781 billion for Haimen expansion project, RMB0.756 billion for Diandong project, RMB0.730 billion for Tongxiang Cogeneration project, RMB0.506 billion for Haimen Port project, RMB0.502 billion for Yuwang Project, RMB0.456 billion for Fuzhou expansion project, RMB0.436 billion for

Weihai Project, RMB0.387 billion for Shantou project, RMB0.367 billion for Zuoquan project, RMB0.365 billion for Taicang Port project, RMB0.353 billion for Beijing Cogeneration, RMB0.329 billion for Fujian Port project, RMB0.317 billion for Shang'an project, RMB0.307 billion for Jinling Cogeneration Coal-fired project, and RMB0.300 billion for Yueyang project. The expenditures on construction projects in Singapore were RMB1.198 billion. The expenditures on other projects were RMB6.348 billion.

The above capital expenditures are sourced mainly from internal capital, cash flows provided by operating activities, debt and equity financings.

The Company expects to have significant capital expenditures in the next few years. During the course, the Company will make active efforts to improve project planning process on commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term growth. The Company expects to finance the above capital expenditures through internal funding, cash flows provided by operating activities, and debt and equity financing.

The cash requirements, usage plans and cash resources of the Company for the next year are as following:

(Unit: RMB billion)
Capital Expenditure Project	Capital Expenditure Plan for 2014	Cash resources arrangements	Financing costs and note on use

Thermal power projects	13.6	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Hydropower projects	0.2	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Wind power projects	2.9	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Port projects	0.9	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Coal mining projects	1.2	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

Technical renovation projects	6.0	Including internal cash resources and bank loans	Within the floating range of benchmark lending interest rates of PBOC

2.3	Cash resources and anticipated financing costs
The Company expects to finance its capital expenditure and acquisition costs primarily from internal capital, cash flow from operating activities and debt and equity financing.

Good operating results and sound credit status provide the Company with strong financing capabilities. As of 31 December 2013, the undrawn available banking facilities of the Company and its subsidiaries amount to more than RMB170 billion, granted by Bank of China, Construction Bank of China and China Development Bank, etc.

The Company completed the issuance of unsecured super short-term bonds in four installments on 27 February, 3 April, 15 May and 17 December of 2013, each at principal amount of RMB5 billion and nominal annual interest rate of 3.80%, 3.90%, 3.80% and 5.70%, respectively. Each of the bonds was denominated in RMB, issued at par value, and would mature in 270 days from issuance.

The Company completed the issuance of unsecured short-term notes at principal amount of RMB5 billion and nominal annual interest rate of 5.25% on 11 November, 2013. The notes were denominated in RMB, issued at par value, and would mature in 365 days from issuance.

The Company issued overseas listed bonds with maturity of 3 years on 5 February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. These bonds are denominated in RMB and issued at par.

The Company issued non-public debt financing instrument with maturity of 3 years on 4 June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The bonds are denominated in RMB and issued at par.

As of 31 December 2013, short-term borrowings of the Company and its subsidiaries totaled RMB37.937 billion (2012: RMB27.442 billion). Borrowings from banks were charged at interest rates ranging from 2.67% to 6.10% per annum (2012: 5.04% to 6.56%).

Short-term bonds payable by the Company and its subsidiaries totaled RMB15.135 billion (2012: RMB35.450 billion).

As of 31 December 2013, long-term borrowings of the Company and its subsidiaries totaled RMB73.311 billion (2012: RMB81.621 billion), including RMB denominated borrowings of RMB55.342 billion (2012: RMB61.713 billion), U.S. dollar denominated borrowings of approximately US$0.616 billion (2012: US$0.693 billion), Euro denominated borrowings of approximately €67 million (2012: €77 million), and Singaporean dollar denominated borrowings of S$2.852 billion (2012: S$2.930 billion). The U.S. dollar denominated borrowings included floating-rate borrowings of approximately US$0.608 billion (2012: US$0.678 billion), all the borrowings denominated in Singaporean dollar were floating-rate. For the year ended 31 December 2013, long-term bank borrowings of the Company and its subsidiaries have had interest rates from 0.81% to 6.55% (2012: 0.54% to 7.05%) per annum.

The Company and its subsidiaries will closely monitor any change in the exchange rate and interest rate markets and cautiously assess the currency rate and interest rate risks.

Combining the current development of the power generation industry and corporate growth, the Company will make continuous efforts to not only meet cash requirements of daily operations, constructions and acquisitions, but also establish an optimal capital structure to minimize the cost of capital and manage financial risks through effective financial management activities, thus maintaining sustainable and stable returns to the shareholders.

2.4	Other financing requirements
The objective of the Company is to bring long-term, steadily growing returns to shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. In accordance with the profit appropriation plan of the board of directors of the Company (subject to the approval of the shareholders' meeting), the Company expects to pay a cash dividend of approximately RMB5,341 million for 2013.

2.5	Maturity profile of loans
(RMB billion)
Maturity Profile	2014	2015	2016	2017	2018

Principal proposed to be paid	71.434	12.677	20.112	8.564	9.541

Interest proposed to be paid	6.648	3.939	3.291	2.413	1.981

Total	78.082	16.616	23.403	10.977	11.522

Note:

The amount of the principal to be repaid in 2014 is relatively large because this includes expected repayment of short-term loans and short-term bonds.

C.	COMPANY'S LONG-TERM DEVELOPMENT STRATEGY AND PLANNING
It is set forth in the strategic development plan of the Company that by 2015, it strives to have a controlled generation capacity of 80 million KW. The Company will continue improving the synergies among its controlled power, coal, port and transportation facilities and make efforts to develop into an internationally leading public power generation company with advanced technologies, outstanding management expertise, optimized operating structure and strong profitability focusing on both coal-fired and clean energy based power generation. By 31 December 2013, the Company had controlled installed generation capacity of 66,795MW, of which 9.35% was generated by clean energies. The equity-based generating capacity was 59,625MW of which 12.24% was generated by clean energies.

D.	TREND ANALYSIS
It is forecast by China Electricity Enterprises Association that China's GDP is expected to grow by 7.5% in 2014 and national power consumption will increase by 6.5% to 7% from same period last year. Total installed generation capacity in the PRC is expected to increase by 7.3% with newly installed generation capacity of 90 million KW. The utilization of power generation equipment in the PRC is expected to reach 4,430 hours, with utilization hours of coal-fired equipment at 4,920 hours which is generally the same with that in 2013. Power supply and demand nationwide are expected to be in balance generally. Regionally, Power generators in Northeast and Central China will see excessive generation capacity, power supply is expected to meet demand in the power market in North and East China with possible shortage during summer and winter peaks. Northwest China will experience a generally balanced supply-demand situation and growth of power generation in this region will exceed the national average. Balanced power supply and demand will also occur in South China, with the possible exception of Yunnan Province which may have excessive power generation capacity due to its rapid growth of hydropower.

E.	PERFORMANCE OF SIGNIFICANT INVESTMENTS AND THEIR PROSPECTS
The Company acquired 25% equity interest in Shenzhen Energy Group for RMB2.39 billion on 22 April 2003. In 2011, Shenzhen Energy Group divided into a remainder company Shenzhen Energy Group and a new company Shenzhen Energy Management Company, and the Company holds 25% equity interests in each of the two companies. The Company acquired 200 million shares from Shenzhen Energy, a subsidiary of Shenzhen Energy Group, in December 2007. Shenzhen Energy allotted shares with its capital surplus in 2011. In February 2013, Shenzhen Energy merged Shenzhen Energy Management Corporation through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Corporation, Shenzhen State-owned Assets Supervision and Administration Commission and the Company. After the merger, the Company directly holds 661,161,106 shares, representing 25.02% shares in Shenzhen Energy. These investments brought a profit of RMB330 million for the Company for the year ended 31 December 2013 under IFRS. This investment is expected to provide steady returns to the Company.

The Company held directly 60% equity interest in Sichuan Hydropower as of 31 December 2006. In January 2007, Huaneng Group increased its capital investment in Sichuan Hydropower by RMB615 million, thus reducing the Company's equity interest in Sichuan Hydropower to 49% and making

Huaneng Group the controlling shareholder of Sichuan Hydropower. This investment brought a profit of RMB166 million for the year ended 31 December 2013 under IFRS. This investment is expected to provide steady returns to the Company.

F.	EMPLOYEE BENEFITS
As of 31 December 2013, the Company and its subsidiaries had 37,729 employees within and outside PRC. The Company and its subsidiaries provide employees with competitive remuneration and linked such remuneration to operating results as working incentives for the employees. Currently, the Company and its subsidiaries do not have any stock or option based incentive plan.

Based on the development plans of the Company and its subsidiaries and the requirements of individual positions, together with consideration of specific characteristics of individual employees, the Company and its subsidiaries tailored various training programs for their employees on management, technology and skills. These programs enhanced comprehensive skills of the employees.

G.	GUARANTEES AND PLEDGES ON LOANS AND RESTRICTED ASSETS
As of 31 December 2013, the Company provided guarantee for Tuas Power's long-term bank borrowings of approximately RMB13.629 billion.

As of 31 December 2013, the details of secured loans of the Company and its subsidiaries were as follows:

1.
The Company pledged certain accounts receivable for certain short-term loans borrowed in 2013. As of 31 December 2013, short-term loans of RMB6,000 million were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB6,501 million.

2.	As of 31 December 2013, a short-term loan of RMB50 million was secured by certain future revenue to be generated by a subsidiary of the Company.

3.	As of 31 December 2013, a short-term loan of RMB15.05 million was secured by certain property, plant and equipment of a subsidiary of the Company.

4.	As of 31 December 2013, a long-term loan of RMB69 million is secured by territorial waters use right with net book value amounting to RMB82.42 million.

5.	As of 31 December 2013, a long-term loan of RMB123 million is secured by certain property,

plant and equipment with net book value amounting to RMB203 million.

6.	As of 31 December 2013, long-term loans of approximately RMB11,430 million were secured by future electricity revenue of the Company and its subsidiaries.

7.	As of 31 December 2013, a long-term loan of RMB100 million was secured by certain future revenue to be generated by a subsidiary.

8.
As of 31 December 2013, notes payable of RMB23 million were secured by notes receivable of the Company and its subsidiaries with net book value amounting to RMB8 million and cash in bank of RMB19 million.

As of 31 December 2013, restricted bank deposits were RMB126 million.

H.	PROVISIONS
As of 31 December 2013, a provision of RMB182 million was made due to a legal claim by a vendor of the Company's subsidiary (31 December 2012: RMB157 million). The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as of 31 December 2013.

I.	SIGNIFICANT CHANGES IN ACCOUNTING POLICIES AND CHANGES IN ACCOUNTING ESTIMATE
For the significant changes in accounting policies of the Company for the year ended 31 December 2013, see Note 2 to the financial statements prepared in accordance with IFRS.

J.	SENSITIVITY ANALYSIS OF IMPAIRMENT

1.	Goodwill impairment
The Company and its subsidiaries perform test annually whether goodwill have suffered any impairment. In 2013, due to the external environment deterioration in respect of shipping market, the utilization of port was below expectation and the price was at a lower level. Based on the impairment testing results, the goodwill arising from the acquisition of Qingdao Port, Luoyuanwan Harbour and Hualu Sea Transportation were fully impaired. Besides, the goodwill arising from the acquisition of Enshi Hydropower was assessed as fully impaired due to the fact that the capital expenditure of the power plant was higher than the original expectation. The above mentioned goodwill impairment provided in 2013 approximately amounted to RMB586 million. For Singapore segment, the goodwill in respect of Tuas Power acquisition was impaired of RMB392 million in 2013 as a result of the power market change in Singapore.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2013, if tariff had decreased by 1% or 5% from management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB115 million and RMB1,864 million, respectively. If fuel price had increased by 1% or 5% from the management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately nil and RMB111 million, respectively.

2.	Impairment of property, plant and equipment
The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever any impairment indication exists.

In 2013, impairment losses for certain property, plant and equipment of approximately RMB473 million have been recognized. Factors leading to the impairment primarily included shut-down of certain domestic power plants and the continuous deterioration in utilization of certain non-power assets in a foreign subsidiary.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. For those power plants which the property, plant and equipment are subject to impairment testing, as at 31 December 2013, if tariff had decreased by 1% or 5% from management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB13 million and RMB734 million, respectively. If fuel price had increased by 1% or 5% from the management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB8 million and RMB40 million, respectively.

K.	RISK FACTORS

1.	Risks relating to power market

It is forecast by China Electricity Enterprises Association that China's GDP will grow by 7.5% in 2014; national power consumption is expected to increase by 6.5% to 7% from same period last year; total installed generation capacity in the PRC is expected to increase by 7.3% with newly installed generation capacity of 90 million KW. Power supply and demand nationwide are expected to be in balance generally, while power generators in Northeast, Central and South China will see excessive generation capacity.

The Company will experience challenges in power generation growth as most of the Company's thermal generating capacities are located in the coastal provinces and cities in southeast China. Meanwhile, the operations of multiple hydro-power generating units in West China as well as super high voltage lines transmitting electricity from West China to East China will restrict the generation potential of thermal power generators in East China. The Company's power generation capacities in North China, Yangtze River Delta and Zhujiang River Delta will be subject to strict control as a result of the government's measures to prevent and control air pollution in these regions. The coming year will also be a peak period when a large number of nuclear power and gas power generating units come into operation. All these adverse factors will have certain impact on the power generation growth of the Company.

Under such situation, the Company will further its implementation of various government policies, apply more efforts to alert and control power market risks, make strengthened analysis and study of the conditions and policies of power market, design flexible marketing strategies to respond effectively to market demand, take initiatives to develop market, and leverage its strengths on energy saving and environment protection to increase equipment utilization hours and mitigate risks from electricity market.

2.	Risks relating to electricity tariff
In December 2012, the State Council issued the Guidance on Further Market Reform of the Coal for Power Generation, according to which the electricity tariff will be adjusted in accordance with the coal price change on yearly basis; if the coal price changes by more than 5%, the on-grid electricity tariff will be adjusted accordingly and the adjusted tariff will reflect 10% of the coal price change. The previous adjustment of electricity tariff resulting from coal price change occurred in December 2012, and since then the coal price has experienced more than 5% decrease. If the price of the coal for power generation in 2014 continues a downward trend or experience further reduction, the electricity tariff could be re-adjusted accordingly.

The Company will keep close watch of relevant government policies and developments, make well-based estimates of coal prices and electricity tariff, strengthen communication and coordination with central and local pricing administrative authorities, and prepare active responses and strategies to deal with relevant issues.

3.	Risks relating to coal market
According to the estimate of China Coal Industry Association, the nationwide coal supply capacity will reach 4.0 billion tons in 2014, including 3.8 billion tons from domestic production and approximately 0.3 billion tons from imports. Coal supply will continue to be sufficient with excessive coal production capacity. The coal price is still subject to uncertainties. Firstly, the increased concentration of domestic coal production capacities and import of spot coal subject the coal price to climate changes in major coal-producing economies; secondly, the enhanced environment protection measures by the government and reform of railway enterprises could lead to increase of railway costs, which in turn could affect the supply of coal.

The Company will continue its two strategies of focusing on long-term cooperation with major mining enterprises and increasing the imported coal. It will also increase the percentage of coal purchased under annual contracting arrangement, and make efforts to control fuel costs by enhanced management throughout the fueling process.

4.	Risks relating to environment protection policies
The Company will continue making increased investment to satisfy the requirements under environmental protection policies. In September 2013, the State Council issued the Air Pollution Prevention Action Plan (the “Plan”), setting forth stricter requirements for air pollution prevention and control. Local government departments have released local rules and regulations under the Plan, some of which require higher emission standards than the national ones. Carbon emission trading has been conducted in certain regions on trial basis and could be gradually introduced to an expanded market in the future. On July 1, 2014, the new pollutants emission standards for thermal power plants and the dust emission standards in key regions will also come into effect.

Under such situation, the Company is making efforts to increase the percentage of power production capacity generated by clean energies and high-volume, efficient thermal power generating units. It will continue technical renovation of existing generating units, complete scheduled denitrification renovation of coal-fired generating units, and make gradual upgrade of de-dusting devices on certain coal-fired generating units. In its endeavors towards green development, the Company will take advantage of the preferential policies for energy saving and emission reduction renovation and coal-fired generating units upgrade efforts by power generation enterprises as well as the policies encouraging replacement of small generating units with large ones, make efforts to improve energy saving performance and reduce production costs.

5.	Interest rate risks
The domestic capital market is generally tight and liberalization of interest rates is expected to accelerate. The interest bearing debts of the Company are mostly denominated in RMB. The interest rates applicable to existing RMB loan contracts will be regularly adjusted in accordance with the adjustment of benchmark lending interest rates published by the PBOC, and the interest rates applicable to new RMB loan contracts will be determined based on the benchmark lending interest rates published by the PBOC. The change of the benchmark lending interest rates published by the PBOC will have direct impact on the debt costs of the Company.

The Company will make reasonable financing arrangement according to market conditions, explore new accesses to capital markets, and strive to control financing costs subject to satisfaction of funding requirements.

CORPORATE GOVERNANCE REPORT

The Company has been consistently stressing the importance of corporate governance. Through years of exploration and practice, it has gradually built up a sound and regulated corporate governance structure and an effective system of rules that caters for the development of the Company. The Company insists on adopting the principle of “maximizing the benefits of the Company and all shareholders” as the starting point and treats all shareholders fairly in order to strive for the generation of long-term, stable and growing returns for shareholders.

The Company has complied with the provisions of the Code on Corporate Governance Practices in Appendix 14 to the Listing Rules in this reporting period.

(a)	CODE ON CORPORATE GOVERNANCE PRACTICES
In recent years, the Company adopted the following measures to strengthen corporate governance and to enhance the Company's operation quality:

(1)	Enhancing and improving corporate governance
Apart from complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing venues and the supervision of investors at large. Accordingly, our fundamental principle is to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, acting with honesty and integrity, complying with the law and operating in accordance with the law.

Over the past years, the Board of the Company has formulated and implemented the Rules of Procedures for General Meetings, the Rules of Procedures for the Board Meetings; the Rules of Procedures for the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Terms of Reference of the Strategy Committee under the Board of Directors; the Terms of Reference of the Audit Committee under the Board of Directors; the Terms of Reference of the Nomination Committee under the Board of Directors; the Terms of Reference of the Remuneration and Appraisal Committee under the Board of Directors; and

the System on Work of Independent Directors, the System on Work of Independent Directors on the Annual Report and the Working Guidelines on Annual Report for the Audit Committee. The Board has proposed certain amendments to the Articles of Association according to the applicable laws and the needs of the Company.

The Board takes joint responsibility for the corporate governance of the Company. During the reporting period, the Board has included the following in its scope of powers and duties:

‧
Formulating and reviewing the Company's corporate governance policy and general rules, and making such amendments as it deems necessary to such policy and rules in order to maintain the effectiveness thereof;

‧	Reviewing and monitoring the training and sustained professional development of the Company's directors and senior management;
‧	Reviewing and monitoring the Company's policy and general rules for complying with laws and regulations;
‧	Formulating, reviewing and monitoring the codes of conduct and compliance handbook (if any) applicable to the Company's directors and employees; and
‧	Reviewing the Company's compliance with the Code and the disclosures made in the Corporate Governance Report.

(2)	Enhancing and improving the information disclosure system
The Company has been stressing the importance of public information disclosure. The Company has established the Information Disclosure Committee comprised of managers of various departments and headed by the Vice President and the Chief Accountant, which is responsible for examining the Company's regular reports. The Company has implemented the system of holding regular information disclosure meetings every Monday, chaired by the Vice President and the Chief Accountant who will report on the Company's important matters of the week, thereby warranting the Company's performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Connected Transactions Management, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, the Management Measures of Insider Information, the Annual Report Information Disclosure Significant Errors Accountability Regulations and the Rules on the Management of the Shares Held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. and other regulations.

Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, the Company's production, operation and operating results in a timely manner, which shall become the basis of external communication of the Company after being approved by the Company's management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialized training for the staff of the Company responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control
The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting regulations, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has formulated the Measures on Accounting, the Provisions on Construction Accounting, the Provisions on Fixed Assets Management, Lists of Fixed Assets and the Provisions on Cost Management. The Company's Board, Supervisory Committee and the Audit Committee have examined the Company's financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the authenticity and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company realized the separation of personnel in organizational structure and specifically established the relevant institution responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
In regard to fund management, the Company has successively formulated a number of management measures including the Measures on Financial Management, the Measures on the Management of Funds Receipts and Expenses, the Measures on the Appraisal of Management of Funds Receipts and Expenses, the Measures on the

Management of Bills of Exchange, the Measures on Management of Fund Raising, the Measures on the Management of Derivative Financial Product Transactions, the Measures on the Management of External Guarantee and the Measure on the Management of Regulating Fund Transfers with Related Parties. The Company's Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged registered accountants to conduct an examination on the use of funds by the controlling shareholder and other related parties and issue individual statements according to the requirements of the China Securities Regulatory Commission (“CSRC”) and the Shanghai Stock Exchange, and there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted quarterly checking and clearing with related parties in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau of CSRC and urged itself to comply with the relevant provisions at any time.

4.
The Company is committed to the creation of an internal control system that not only complies with international standards and regulatory requirements but also caters for its own management. In 2003, the Company initiated an all-rounded plan to enhance the internal control. For the past eleven years, the Company had established quite comprehensive systems of enterprise risk identification and reaction, design and implementation of internal control rules, supervision and assessment of internal control process. The overall objective of the Company's internal control work is to promote the implementation of corporate strategies, in particular, to provide reasonable assurance for the compliance of the Company's operation and management with applicable laws and regulations, the security of the Company's assets and the authenticity and completeness of the Company's financial reports and relevant information.

With regards the arrangement of the internal control system, the Company has made reasonable designs to enhance the authoritativeness, independence and effectiveness of internal control. The Board takes charge of the establishment, improvement and effective implementation of the Company's internal control system, while the Supervisory Committee supervises the establishment and implementation of the internal control rules. The Board performs its duties through the Audit Committee, who examines the Company's internal control work reports and assessment reports on a quarterly basis. The Company has also set up a leading team headed by the Chairman to make decisions on significant internal control matters, as well as a specialized internal control office to be accountable to the leading team and to carry out the decisions and opinions of the Board, the Supervisory Committee and the leading team. The internal control office has set up bodies to carry out routine work. The surveillance and audit department of the Company conducts independent supervision and evaluation of the day-to-day internal control work of the internal control office and the Company's subsidiaries. The enterprises owned by the Company set up permanent internal control establishments to handle the internal control work while their surveillance and audit departments conduct independent supervision and evaluation at the Company's requests. A special internal control working system and an independent internal control supervision and evaluation system have been set up throughout the Company.

With regards the construction of the internal control system, based on the principle of “comprehensive design and dynamic buildup”, the Company has established a dynamic internal control system comprised of management rules supplemented by the Internal Control Handbook and the Internal Control Assessment Handbook. The Company has developed sound system rules for five types of operations including development and construction, production and operation, financial assets, comprehensive management and supervision and evaluation, and used internal control assessments and evaluations to monitor the implementation of the management rules. The Company fully collates the potential internal and external risks and various business processes and designs the Internal Control Handbook which sets out detailed provisions for 23 business processes (including income, procurement of materials, fuel management, fund management) and 19 soft elements (including organizations structure, human resources management, anti-embezzlement, risk management) from five perspectives (control environment, risk evaluation, control activities, information and communication, monitoring), fully describes the policy and principles of the Company, clarifies the working procedure and responsibility of each job position in the Company and regulates the standard procedure for dealing in the businesses of the Company. The Company has also complied the Internal Control Assessment Handbook to regulate and standardize internal control assessment work, which establishes the work mode that combines routine assessments with focused surveillance, sets up the procedures and standards for assessment workflow, assessment method and deficiency definition. Each year, the Company evaluates the practicality and effectiveness of the above systems and makes regular modifications and improvements to them as part of the dynamic maintenance of the internal control system. This year, the Company further strengthens the construction of the internal control system and the risk control in some key areas, continues to improve the Internal Control Assessment Handbook and the risk control matrix with a view to further enhancing the internal control level of the Company.

With regards the implementation and evaluation of internal control, the Company adheres to the concept of “combining implementation with evaluation” and creates a closed-loop management system consisting of risk monitoring, control implementation and deviation correction. The Company has established four categories (strategy, operation, finance and malpractice) of Class 1 risks and 27 categories of Class 2 risks and assigned the work of risk control to business departments at all levels. The Internal Control Handbook provides for control measures against the risks identified and defines over 500 key control points through which the responsibility of internal control is allocated to each working position, so that all the staff members of the Company become a part of the internal control construction force. The Company adopts a routine assessment system, where internal control assessors are designated to all the departments and subordinate entities to conduct monthly internal control assessments. It also builds up three levels of assessments (the Company, the regional agencies, the grassroots enterprises) through the internal control management system to track the implementation of control in real-time. This year, the Company has successfully completed the 12 months of routine internal control assessments and examined the high risk entities based on the risk evaluation results, thereby effectively safeguarding and promoting the sustained and healthy development of the Company's businesses and ensuring the sound and stable operation of the internal control system. Each year the Company organizes all-around multi-level internal control trainings and contests to deliver a full-range propaganda on the philosophy and knowledge for internal control, which helps building up the internal control environment inside the Company.

With regards the supervision and appraisal of internal control, the Company has built three defense lines against internal control risks, i.e. real-time implementation and assessment by the accountable department, day-to-day management by the internal control management department and independent supervision and evaluation by the internal audit department. In this way, the Company manages to separate the implementation, management and supervision of internal control from each other and creates a supervision mechanism that integrates with day-to-day management and matches process with results. The internal management department, the internal audit department and the outside auditors respectively report to the Audit Committee on a regular basis, which guarantees the sustained and effective operation of the internal control system. The Company has also established internal control appraisal rules including the Management Regulations on Internal Control Appraisal and Evaluation and carried out regular internal control appraisals by targets and comprehensive evaluations. This year, the Company has timely completed the comprehensive evaluation and the appraisals by targets in accordance with the appraisal rules. Results of the comprehensive evaluation are announced throughout the Company, and appraisal results are timely published to draw all levels' attention to the quality of the internal control work so as to furtherance the objective of “advancing management through internal control”.

Based on a comprehensive assessment, the Board believes that, as of 31 December

2013, the Company has maintained effective financial reporting internal control in all material respects in accordance with the Fundamental Regulatory Guidelines on Enterprise Internal Control (and its guidance) and Section 404 of the Sarbanes-Oxley Act. Besides, the Company has not found any material defect in non-financial reporting internal control.

In 2013, as a company listed simultaneously both inside and outside the PRC, the Company successfully passed the internal control audit of both the standards of the Fundamental Regulatory Guidelines on Enterprise Internal Control (and its guidance) and Section 404 of the Sarbanes-Oxley Act. So far, the external auditors had issued the auditor's report on the Company's internal control for eight successive years with unqualified opinion, and the Company has been implementing the internal control work standardization for establishing a long-term internal control system.

The above systems and measures have formed a sound management framework for our production and operation. They ensure the ongoing standardization of operations of the Company and gradual enhancement of corporate management quality.

In 2013, the Company was awarded “Best Listed Company” in the China Securities Golden Bauhinia Award 2013 of Ta Kung Pao for its outstanding main business, leading market position, sound corporate governance structure and excellent performance in respect of system innovation, capital operation, information disclosure and internal risk control. The company secretary had also been rated by the Shanghai Stock Exchange as excellent. The various awards built a good overall image for the Company in domestic and overseas capital markets.

(b)	SECURITIES TRANSACTIONS BY DIRECTORS
As the Company is listed in three jurisdictions, the Company has strictly complied with the relevant binding provisions on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company's Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company Held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company's directors include: trading the Company's shares strictly in accordance with the stipulations under the Company Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of insider information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	BOARD OF DIRECTORS
The Company's Board of Directors comprised 15 members. In the seventh session of the Board of Directors, Mr. Cao Peixi was the Chairman, and Mr. Huang Long was the Vice Chairman of the Board; the Executive Directors of the Company were Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (President) and Mr. Fan Xiaxia (Vice President); the Non-executive Directors were: Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Shan Qunying, Mr. Guo Hongbo, Mr. Xu Zujian and Mr. Xie Rongxing. The Company had five Independent Non-executive Directors comprising one-third of the members of the Company's Board of Directors, namely, Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen.

The Board of Directors of the Company has held eight meetings during this reporting period including regular meetings and ad hoc meetings. For details, please see related announcements.

Details of the attendance of directors attending the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Attendance rate (%)

Executive Directors
Cao Peixi	8	7	1	87.5% (Attendance by proxy rate: 12.5%)
Liu Guoyue	8	8	0	100%
Fan Xiaxia	8	8	0	100%

Non-executive Directors
Huang Long	8	7	1	87.5% (Attendance by proxy rate: 12.5%)

Li Shiqi	8	8	0	100%
Huang Jian	8	8	0	100%
Shan Qunying	8	8	0	100%
Guo Hongbo	8	7	1	87.5% (Attendance by proxy rate: 12.5%)
Xu Zujian	8	8	0	100%
Xie Rongxing	8	8	0	100%

Independent Non-executive Directors
Shao Shiwei	8	7	1	87.5% (Attendance by proxy rate: 12.5%)
Wu Liansheng	8	7	1	87.5% (Attendance by proxy rate: 12.5%)
Li Zhensheng	8	7	1	87.5% (Attendance by proxy rate: 12.5%)
Qi Yudong	8	8	0	100%
Zhang Shouwen	8	6	2	75% (Attendance by proxy rate: 25%)

As stated in previous Corporate Governance Report of the Company, the Company's Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company's Articles of Association for details). The Board of the Company holds regular meetings to hear the report on the Company's operating results and makes timely decision. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meeting, first quarterly meeting, half-yearly meeting and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors' opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board of Directors of the Company.

Moreover, the Independent non-executive Directors of the Company have submitted their annual confirmation letters of 2013 in relation to their independence according to the requirements of the Listing Rules.

The directors of the Company complied with the provisions of laws, administrative regulations and the Company's Articles of Association and actively fulfilled their duty of loyalty and diligence. Apart from regular and ad hoc meetings, the Board obtained adequate information through the Chairman office meetings and the President office meetings in a timely manner in order to monitor the objectives and strategies of the management, the Company's financial position and operating results and the execution and implementation of clauses of material agreements. The Board read corporate briefings and other materials on a regular basis to learn about the production and operation of the Company.

The Independent Directors solved practical issues for the Company via on-site survey. The professional committees under the Board made suggestions and proposals for the development of the Company, which provides grounds for the Board to make correct decisions.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board of Directors, including (1) to examine and approve the establishment or cancellation of proposals to develop construction projects; (2) to examine and approve the approved proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch or branch organs; (5) to examine and approve other major issues.

The Board has summarized the execution and implementation of work for the past year and, in doing so, considered the opinions of the Supervisory Committee and the management. It believes that it has effectively fulfilled its duties and protected the interests of the Company and its shareholders.

The directors present at the first ad hoc shareholders' meeting of the Company for 2013 were: Huang Long (Vice Chairman and Chief Member of the Strategy Committee); the directors present at the annual general meeting of the Company for 2012 were: Liu Guoyue and Qi Yudong (independent director and Chief Member of the Remuneration and Appraisal Committee).

(d)	CHAIRMAN AND PRESIDENT
The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management is the same as what has been disclosed in previous Corporate Governance Reports.

(e)	NON-EXECUTIVE DIRECTORS
According to the provisions of the Articles of Association, the term of office of members of the Board of the Company shall not exceed three years (including three years) and the members are eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the relevant provisions of the China Securities Regulatory Commission.

The respective terms of office of the Non-executive Directors are as follows:

Names of Non-executive Directors	Term of office

Huang Long	17 May 2011-May 2014
Li Shiqi	17 May 2011-May 2014
Huang Jian	17 May 2011-May 2014
Shan Qunying	17 May 2011-May 2014
Guo Hongbo	21 February 2012-May 2014
Xu Zujian	17 May 2011-May 2014
Xie Rongxing	12 June 2012-May 2014

(f)	DIRECTORS' REMUNERATION
According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Remuneration and Appraisal Committee. The committee operates normally under the Detailed Rules on the Work of the Remuneration and Appraisal Committee and is mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company. As the executive directors of the Company are also the senior management of the Company, their performance appraisals were reflected in the appraisal of the senior management by the Board of Directors. During the reporting period, Mr. Liu Guoyue, Mr. Fan Xiaxia received salary from the Company as executive directors. Their salaries were recorded in the annual total remuneration and managed in accordance with the Company's internal pay rules. The total remuneration, after examined by the Remuneration and Appraisal Committee, was then submitted to the Board of Directors. The Executive Directors have entered into the director service contracts in compliance with the requirements of the Stock Exchange.

Members of the Seventh Session of the Remuneration and Appraisal Committee comprised seven directors. Members of the Remuneration and Appraisal Committee were Mr. Qi Yudong, Mr. Liu Guoyue, Mr. Guo Hongbo, Mr. Xu Zujian, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng, of whom Mr. Qi Yudong, Mr. Shao Shiwei, Mr. Wu Liansheng and Mr. Li Zhensheng were Independent Non-executive Directors. Mr. Qi Yudong acted as Chief Member of the Remuneration and Appraisal Committee.

The operation of the Remuneration and Appraisal Committee under the Board of Directors did properly follow the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The

first meeting for 2013 was convened on 18 March 2013, at which the Report of Total Wage Expenses was reviewed and the Company's arrangement for the total wage in 2013 was approved. In the new financial year, the Remuneration and Appraisal Committee will carry out its work in a timely manner pursuant to the above rules on work according to the actual situation.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company's Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Seventh Session of the Board of Directors in 2013	18 March 2013	Qi Yudong, Liu Guoyue, Guo Hongbo, Xu Zujian, Wu Liansheng	Shao Shiwei, Li Zhensheng

(g)	NOMINATION OF DIRECTORS
According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Nomination Committee. The Committee operates normally under the Detailed Rules on the Work of the Nomination Committee and is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors' qualifications under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is mainly made by the shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination

Committee, will be submitted to the Board of Directors.

Members of the Seventh Session of the Nomination Committee are Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Mr. Xie Rongxing, Mr. Wu Liansheng, Mr. Qi Yudong, Mr. Zhang Shouwen, of which Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Qi Yudong and Mr. Zhang Shouwen are Independent Non-executive Directors. Mr. Shao Shiwei acted as Chief Member of the Nomination Committee.

The Nomination Committee has not held any meeting during the reporting period. In the new financial year, the Nomination Committee will, within its scope of duties, examine the qualifications of the candidates for directors of the Company and submit corresponding examination reports to the Board for reference in decision-making.

(h)	REMUNERATION OF AUDITORS
KPMG and KPMG Huazhen (Special General Partnership) were appointed as the international and domestic auditors of the Company for 2013, respectively. For the twelve months ended 31 December 2013, the total auditors' remuneration amounted to RMB32.34 million (including remuneration paid to other auditors in addition to that of the principal auditors).

(i)	AUDIT COMMITTEE
According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board of Directors of the Company has established the Audit Committee which operates normally under the Detailed Rules on the Work of the Audit Committee and is mainly responsible for assisting the Board of Directors in supervising:

(1)	the authenticity of the financial statements of the Company,

(2)	the compliance by the Company with laws and regulatory requirements,

(3)	the qualification and independence of the independent auditors of the Company,

(4)	the performance of the independent auditors and the internal audit department of the Company,

(5)	the control and management of the related-party transactions of the Company.

The Audit Committee under the Board of the Company holds four regular meetings per annum and has at least two separate meetings with the external auditor of the Company to hear reports on audit plans, work arrangements, audit results, etc. The Board formulates the Management Measures on Hotlines and Mailboxes for Informants, pursuant to which the Audit Committee is responsible for the management of the informants' hotlines and mailboxes.

Members of the Audit Committee of the Board of Directors shall comprise five independent non-executive directors. Members of the Audit Committee of the Seventh Session of the Board of Directors are Mr. Wu Liansheng, Mr. Shao Shiwei, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen, respectively. Mr. Wu Liansheng acts as the Chief Member.

During the reporting period, the Audit Committee has held six meetings. As per Audit Committee's duties, the Audit Committee interviewed with the Company's legal advisor, external auditors, management and the relevant departments separately and exchanged ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the Audit Committee has rendered their views and opinions and made certain proposals. The meetings discussed and examined the audit working report of the Audit Department in 2012, the working plan and budget for auditing in 2013, the 2012 final accounts, the 2013 budget report, the 2012 profit distribution proposal, the proposal on appointment of external auditors, the report on use of budgets for auditors' service fees in 2012, the budget report on auditors' service fees in 2013, the first quarterly, half yearly and third quarterly financial reports for 2013, the internal control work report, and the proposal to review the list of the Company's related parties. The Audit Committee submitted to the Board of Directors the relevant examination reports.

During the reporting period, the attendance of meetings of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Seventh Session of the Audit Committee in 2013	22 February 2013	Wu Liansheng, Shao Shiwei, Li Zhensheng, Oi Yudong, Zhang Shouwen
Second meeting of the Seventh Session of the Audit Committee in 2013	18 March 2013	Wu Liansheng, Oi Yudong, Zhang Shouwen	Shao Shiwei, Li Zhensheng
Third meeting of the Seventh Session of the Audit Committee in 2013	22 April 2013	Wu Liansheng, Shao Shiwei, Li Zhensheng, Oi Yudong, Zhang Shouwen
Fourth meeting of the Seventh Session of the Audit Committee in 2013	29 July 2013	Wu Liansheng, Shao Shiwei, Li Zhensheng, Oi Yudong	Zhang Shouwen
Fifth meeting of the Seventh Session of the Audit Committee in 2013	21 October 2013	Wu Liansheng, Shao Shiwei, Li Zhensheng, Oi Yudong, Zhang Shouwen

Sixth meeting of the Seventh Session of the Audit Committee in 2013	15 November 2013	Wu Liansheng, Shao Shiwei, Li Zhensheng, Oi Yudong, Zhang Shouwen

(j)	RESPONSIBILITY ASSUMED BY THE DIRECTORS IN RELATION TO THE FINANCIAL STATEMENTS
The Directors of the Company confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant regulations and applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

The reporting responsibility statements made by the auditors of the Company in relation to the financial statements of the Company are set out in auditor's reports on page 93 to page 94.

(k)	SENIOR MANAGEMENT'S INTEREST IN SHARES
None of the senior management of the Company holds any shares of the Company.

(l)	STRATEGY COMMITTEE
According to the requirements of regulatory authorities where the Company is listed and the requirements of the Company's Articles of Association, the Board of Directors of the Company set up

the Strategy Committee. The Strategy Committee operates normally under the Detailed Rules on the Work of the Strategy Committee and mainly takes the following responsibilities:

(1)	to study and make suggestions on the Company's long-term development strategies and plans;

(2)	to study and make suggestions on material investment and financing proposals which require the approval of the Board of Directors;

(3)	to study and make suggestions on material production and operational decision-making projects which require the approval of the Board of Directors;

(4)	to study and make suggestions on other material matters that will impact the Company's development;

(5)	to monitor the implementation of the above matters;

(6)	other matters required by the Board of Directors.

Members of the Strategy Committee of the Seventh Session of the Board of Directors comprised seven directors, namely Mr. Huang Long, Mr. Li Shiqi, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei, Mr. Li Zhensheng, of whom Mr. Shao Shiwei and Mr. Li Zhensheng are Independent Non-executive Directors. Mr. Huang Long acted as the Chief Member of the Strategy Committee.

On 22 April 2013, the Strategy Committee considered and approved the Comprehensive Risk Report of Huaneng Power International, Inc. for 2013 which was submitted to the Audit Committee of the Board of the Company for consideration on 29 July 2013. On 15 November 2013, the Strategy Committee considered and approved the Risk Analysis Report of Huaneng Power International, Inc. for the first half of 2013.

The risk management work operates effectively to cover all kinds of risks, thus continuously strengthening and improving the internal control and risk management mechanism of the Company.

(m)	TRAININGS FOR DIRECTORS AND SENIOR MANAGEMENT
Each year the Company organizes its directors and supervisors to attend trainings arranged by regulatory authorities. During the reporting period, the directors and supervisors of the Company attended the 2013 Training for Directors and Supervisors organized by CSRC Beijing Regulatory

Bureau. The secretary to the Board of the Company attended the Continuing Development Training for Board Secretaries and some seminars held by the Hong Kong Institute of Chartered Secretaries.

For every six months, the Company holds a meeting where legal counsels of all three listing jurisdictions make presentations to all the independent directors of the Audit Committee about latest updates on regulatory requirements, application of the Company's corporate systems and rules and the compliance by the Company with regulations of the listing place.

According to the records of provided by the directors and supervisors, we set forth below a summary of the trainings received by the Company's directors and supervisors during the period from 1 January 2013 to 31 December 2013:

Name	Type of Continuing Professional Development Plan

Cao Peixi	A, B
Huang Long	A, B
Li Shiqi	A, B
Huang Jian	A, B
Liu Guoyue	A, B
Fan Xiaxia	A, B
Shan Qunying	A, B
Guo Hongbo	A, B
Xu Zujian	A, B
Xie Rongxing	A, B
Shao Shiwei	A, B
Wu Liansheng	A, B
Li Zhensheng	A, B
Qi Yudong	A, B
Zhang Shouwen	A, B
Guo Junming	A, B
Hao Tingwei	A, B
Zhang Mengjiao	A, B
Gu Jianguo	A, B
Wang Zhaobin	A, B
Zhang Ling	A, B

Notes:

A:	attending briefings and/or seminars.

B:	reading seminar materials and updates on the latest developments of the Listing Rules and other applicable regulatory requirements.

All the directors and supervisors must submit their training records to the Company on a quarterly basis. The Company secretary will keep the records for regular inspections. Each of the directors and supervisors of the Company had received more than 15 hours of trainings in 2013.

The Company attaches great significance to the training and continuing professional development of its senior management personnel. In addition to the trainings held by relevant State authorities, industry administrative authorities and associations, the Company has also organized its senior management personnel to attend the EMBA training courses at the Peking University, the Tsinghua University and some other universities and colleges.

(n)	FORMULATION, REVIEW AND INSPECTION OF CODE OF CONDUCT AND COMPLIANCE HANDBOOK FOR EMPLOYEES AND DIRECTORS
The Company has formulated the Employee Handbook to set standards of conduct and regulate the employees' behavior. The employees of the Company conscientiously comply with the Employee Handbook to enhance moral standards and strengthen correct value orientations.

(o)	SHAREHOLDERS' RIGHTS

‧	Holding ad hoc shareholders' meetings
When any shareholders holding, individually or in aggregate, ten percent or more of the shares of the Company request, the Board shall hold an ad hoc shareholders' meeting within two months.

The shareholders holding, individually or in aggregate, ten percent or more of the Company's shares shall submit a written request to the Board for convening of an ad hoc meeting, which shall specify the agenda of such meeting. Upon receipt of the said written request, the Board shall convene an ad hoc meeting as soon as possible. If the Board does not send any notice of convening the meeting within 30 days upon receipt of the written request, the requesting shareholders may convene the meeting on their own within four months upon the Board's receipt of the request. The procedures for convening such a meeting shall be as close to the procedures adopted by the Board as possible.

‧	Making proposals to the shareholders' meeting
Any shareholder holding, individually or in aggregate, three percent or more of the total voting shares of the Company may, no later than ten days before a shareholders' meeting is held, submit provisional proposals to the Board in writing. The Board shall send out a supplementary meeting notice of details of such proposals within two days of the receipt thereof.

Any shareholder holding, individually or in aggregate, one percent or more of the total issued shares of the Company may propose candidates for independent directors for election at the shareholders' meeting.

‧	Holding ad hoc board meetings
An ad hoc meeting of the Board of Directors may be held at the request of any shareholders representing one tenth or more of the voting rights of the Company. The Chairman shall, within ten days upon receipt of such request, convene and chair such meeting.

‧	Making enquiries to the Board
The shareholders shall have access to the relevant information of the Company in accordance with the provisions of the Articles of Association, including the Articles of Association of the Company, the share capital, the minutes of shareholders' meetings and the resolutions of board meetings and meetings of the Supervisory Committee.

(p)	INSURANCE FOR DIRECTORS
The Company has renewed its Directors Liability Insurance policy of US$10,000,000 in 2013.

(q)	COMPANY SECRETARY
Mr. Du Daming (Vice President and Board Secretary) has been acting as the secretary to Company under the Listing Rules since 3 May 2012, whose resume is set out in “Profiles of Senior Management”. During the reporting period, Mr. Du had received no less than 15 hours of professional training in compliance with Rule 3.29 of the Listing Rules.

SOCIAL RESPONSIBILITY REPORT

The Board of Directors of the Company (the “Board”) and all the directors thereof guarantee that this Report does not contain any false statement, misleading representation or material omission, and jointly and severally accept responsibilities as to the truthfulness, accuracy and completeness of the content of this Report.

This Report systematically summarizes the work of Huaneng Power International, Inc. (hereinafter referred to as the “Company”) in 2013 in fulfilling its social responsibilities, including economic responsibilities, environmental responsibilities, safety responsibilities, staff responsibilities and so on, with a view to giving a true presentation of the Company's concrete achievement in promoting comprehensive, healthy and sustainable development in 2013.

This Report has been prepared in accordance with the “Guidelines on Preparation of Corporate Report on Performance of Social Responsibilities” issued by the Shanghai Stock Exchange, and with reference to the “G3 Sustainable Development Reporting Guidelines” issued by Global Reporting Initiative (the “GRI”) and the actual performance by the Company. This Report is the Company's social responsibility report published to the general public and the data and contents contained herein are on the basis of the Company's domestic business.

I.	CORPORATE OVERVIEW AND CORPORATE GOVERNANCE

1.	Corporate Overview
Incorporated on 30 June 1994, the core business of the Company is to develop, construct and operate large-scale power plants throughout China by making use of modern technology and equipment and financial resources available domestically and internationally. In October 1994, the Company completed its initial global public offering of 1,250,000,000 overseas listed foreign shares (“foreign shares”) in October 1994, which were listed on the New York Stock Exchange (NYSE: HNP) in the United States by issuing 31,250,000 American Depository Shares (“ADS”). In January 1998, the foreign shares of the Company were listed on the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction (Stock Code: 902). Subsequently, in March 1998, the Company successfully completed a global placing of 250,000,000 foreign shares along with a private placing of 400,000,000 domestic shares. In November 2001, the Company successfully completed the issue of 350,000,000 A Shares (Stock Code: 600011) in the PRC, of which 250,000,000 shares were domestic public shares. In December 2010, the Company completed the non-public issuance of 1,500,000,000 ordinary shares denominated in RMB (“A Shares”) and 500,000,000 overseas listed ordinary shares (“H Shares”). Currently, the total share capital of the Company amounts to approximately 14.06 billion shares.

As at 31 December 2013, the Company's controlling generation capacity and equity-based generation capacity amounted to 66,795 MW and 59,625 MW respectively. With wide coverage of power plants in 19 provinces, municipalities and autonomous regions in China, the Company is currently one of the largest listed power producers of the state. In addition, the Company has a wholly-owned power company in Singapore.

Since its incorporation, the Company has been committed to technology, system and management innovations. The Company has been the pioneer and has created various milestones within the domestic power industry in areas such as power technology advancement and power plant construction and management, which significantly facilitated the great-leap forward development of the power business and technological advancement of the power station equipment manufacturing industry in China, and also significantly contributed to the improvement of technical and management standards of domestic power generation enterprises. Meanwhile, the Company takes an active role to continue the promotion of investment in coal, port and sea transportation etc. and upgrades the capability in self-supply of coal, port storage, trans-shipment and sea transportation. The combined synergy in power, coal, port and transportation is basically established.

2.	Corporate Governance
As a public company listed in three cities within and outside China, the Company has been subject to regulation by securities regulatory authorities in these cities and supervision by the Company's shareholders. The Company has highly valued the importance of corporate governance by enhancing its corporate governance system, which comprises the general meetings, the Board, the Supervisory Committee and the senior management led by the President. It has established an operating mechanism with clear segregation between decision authority, supervisory authority and operation authority to enable each of them to perform their respective responsibilities, implement checks and balances and coordinate with one another, so that the decision-making power of the Board over material issues and the supervision power of the Supervisory Committee can be effectively exercised to ensure the operation team can deal with operational issues in an effective way. Through years of researches and implementation, the Company has gradually formulated a regulated, efficient and enhanced structure for corporate governance, and also established a systematic mechanism that is sound and effective, and suits the own needs of development by the Company.

The Company has been consistently treating all shareholders fairly, and striving for generating long-term, stable and increasing returns for shareholders. The good image of the Company in its integrity in regulation, professional transparency and respect for shareholders has been highly recognized by regulatory authorities and the capital markets. In September 2013, the Company was included as one of the constituent stocks of Hang Seng China 50 Index, and was awarded the “Best Listed Company Award” of the China Securities Golden Bauhinia Awards 2013.

The Company stresses on the importance of information disclosure. The Company has established the Information Disclosure Committee, which comprises the Vice President, the Chief Accountant and all departmental managers and is responsible for examining the Company's regular reports. The Company has also adopted the policy of holding weekly information disclosure meetings chaired by the Vice President and the Chief Accountant. The Company's material issues of the week will be reported in the meeting, thereby ensuring the establishment of a mechanism through which the Company is able to perform relevant information disclosure obligations. The Company made 17 overseas press releases and issued 160 announcements within and outside China in 2013 to reinforce effective communications with investors.

II.	ECONOMIC RESPONSIBILITY OF THE COMPANY
The Company has further strengthened the control over comprehensive budgetary management, performance benchmark analysis, budgetary tracking, monitor of significant indicators, performance appraisal and rationalization. The Company has also stepped up efforts in implementing closed-loop management of budgets and making full use of the guiding function of comprehensive budgetary management. We kept on facilitating an “integrated and modularized platform” for the establishment of online operation centre, which further improved the timeliness and effectiveness for obtaining operation information by the management. The Company also actively promoted the application of information management tools, including the integrated platform of assets and financial issues, the fully digitalized dynamic management platform for fuel supply process and the performance modules of human resources management system, thus enhancing the delicacy of management. A special task force has been set up to assist the Company in resuming profitability, which focused on major problems and solved difficult issues, and actively proceeded to turn around through policy making and by making effort in management, development and capital operation. As a result, the Company succeeded in resuming its profitability.

Marketing efforts have been very successful. The Company has actively responded to the challenging situation casted by slowing growth of power consumption and intensified competition, and further imposed responsibilities on the marketing department of its subsidiaries, strengthened the mechanism of “daily, weekly, bi-weekly and monthly” tracking, coordination and supervision of power consumption, enhanced the utilization of hourly benchmarking, actively participated in electricity trading, properly participated in direct transactions with major clients and secured the leading position in utilization of hours. The Company has paid close attention to the implementation of tariff policies, whereby the adjustment of tariff was more favorable than expected and the on-grid tariffs of certain gas turbine power plants were increased. Marketing management on heat supply and tariff collection have been enhanced significantly, thereby greatly improving the operating conditions.

With assured fuel supply, accurate judgment on the trend of coal market, insistence on imported coal, long-term cooperation strategy with major suppliers, we were able to capitalize on synergies brought about by the industry chain. The Company also stepped up the “mode transformation and structure adjustment”, actively adjusted the focus for price control, dynamically optimized the structure of downstream domestic trading and endeavoured to secure a direct access to imported coal and railway for coal transportation. The Company actively implemented the pattern of “direct coal supply from factories”, adopted an innovative contract pricing mechanism and a new acceptance management method and made full use of the three-tier fuel procurement management system. Accordingly, the number of traders reduced significantly, the coal sourcing structure, the coal quality structure and the transportation structure were optimized and the unit price for purchase of standard coal was lowered greatly. The Company also steadily rolled out projects for building model power plants on fuel management, improved the fuel management mechanism, encouraged wide application of computer data and upheld the belief of trading in good faith and maintaining a fair, impartial and open market for business, whereby the standardization, formalization and scientization of fuel management were enhanced significantly.

The Company has optimized and adjusted its financing strategy and deepened the comprehensive cooperation with banks and other financial institutions so as to ensure a smooth channel of credit financing and expand the scale of direct financing, and strived to implement loan replacement. The Company has also strengthened the centralized management of revenue and expenditure, improved operation efficiency of capital, reduced non-performing capital, and further enhanced the financial management and control. Both “financing rates and financing scales” decreased, thereby further lowering the gearing ratio.

III.	SAFETY RESPONSIBILITY OF THE COMPANY
The Company has adhered to its belief of “Being People-oriented” as well as its objective of “Zero Casualty of Staff Member and Zero Tolerance for Violation of Regulations” so as to conduct a comprehensive, in-depth and multi-tier large-scale safety inspection and specific inspection. The construction and standardization of safety system have been fully implemented whereas the safety education training system for staff has been further improved. The Company has also completed the online safety education platform and the development of 23 safety education video courseware. Pilot programs regarding operation, maintenance, contingent risk management and control have been carried out to strive for steady improvement of production safety. We also stepped up efforts to strengthen management of equipment operation, maintenance management and technical management to improve the reliability of production facilities, as well as to enhance the safety standard and stability of long-cycle power generation capacity.

In 2013, the Company did not experience any serious accident or any of above incidents, nor any environmental pollution issue, or accident affecting the safe operation of power grids. That is, the Company has been able to maintain a stable situation for safe production as a whole. The Company incurred 0.29 unplanned outage/unit per annum on the average, representing a decrease of 0.05 outage/unit per annum as compared to the corresponding period last year. 17 power plants, including Yushe Power Plant, did not incur any unplanned outage throughout the year.

IV.	ENVIRONMENT RESPONSIBILITY OF THE COMPANY

1.	Energy Saving and Environmental Protection Objectives
In the course of its development, the Company has strictly complied with environmental regulations of China, actively fulfilled its environmental responsibilities, promoted technological innovations, enhanced the efficiency of resources utilization and actively constructed environmental friendly coal-fired power plants with high energy-saving standards. In 2013, the Company was able to meet all planned targets regarding energy saving and environmental protection, 7 power plants completed the construction of environmental friendly coal-fired power plants with high energy-saving standards, with key technical and economic indicators maintained at the forefront of both domestic and international levels.

2.	Energy Saving and Environmental Protection Measures
The Company has further unleashed its potential on energy saving by promoting energy saving management, enhancing energy saving solutions, completely fulfilling standardization of non-key indicators, as well as carrying out combustion tuning and performance testing of new and overhauled generating units. We will also facilitate structural energy saving, accelerate the transference of power to highly efficient generating units within and reduce consumption of energy. To promote technical energy saving, the Company achieved 5 significant renovations in energy saving technologies, such as turbines flow, heat supply and energy expansion. 22 generating units have been awarded in the cost efficiency benchmarking competition for generating units with the capacity of 600 MW and 300 MW held by the China Electricity Council.

The Company has increased efforts in the operational management of environment protection facilities and renovation progress by initializing technical development of dust collectors and conducting solutions research. It has achieved renovation in dust collectors of 15 generating units. As at the end of 2013, 84.5% of our generating units had completed de-nitrification renovation, which are far exceeding the target set in the environmental responsibilities plan.

To actively promote technology innovation together with the double-reheat project, the Company completed the filing of 11 patents in China, including the “doubleπ-type” ultra-supercritical double reheat boiler. The “Research and Development of higher than 600oC 1200 MW Ultra- supercritical Power Generation Technology” under the National Science and Technology Support Program has made steady progress. The “Online Optimization of Energy Saving and Emission Reduction Technology of Large-scale Coal-fired Power Station Boiler Combustion” has been basically completed. The project of “Successful Application of APS in Gas Turbine Power Plant” won the first-class prize of the Power Construction Science and Technology Achievement Award 2013. Advanced technologies, such as efficient ultra-supercritical parameters, super low-temperature dust collecting, “zero emission” of desulphurization wastewater and hexagonal “square” bunker, which is the first of its kind in the world, were applied in Changxing's “Closing Down of Small Generating Units” project. We have also applied innovative designs for Luoyang Sunshine and Mianchi Co-generation projects, including off-site coal field and mono system, as well as installed pumps that fit machines of all sizes. We also continued to conduct research on improving the construction of power plants in cities. The renovation and enhancement of dust collector of Beijing Co-generation Power Plant was the first systematic advanced renovation project with super low-temperature and mobile plate technology solutions in China. With a soot emission value of lower than 10mg/m3, significant improvement has been found after the renovation.

3.	Energy Saving and Environmental Protection Performance Indices
In 2013, the Company achieved remarkable results in energy saving and environmental protection. It accomplished the annual objectives specified in the “Letter of Energy Saving and Environmental Protection Responsibilities”, without violating the environmental laws and regulations of China.

In 2013, the Company consumed 116.47 million tons of natural coal and the average coal consumption for power supply of domestic coal-fired generating units decreased by 2.08 g/kWh as compared to the same period last year.

In 2013, the thermal generating units of the Company consumed 252.73 million tons of water, while the water consumption for power supply of thermal generating units was 0.84 kg/kWh,

representing a decrease of 0.06 kg/kWh as compared to the same period last year. By using reclaimed water to generate electricity, power plants like Beijing Co-generation Power Plant, Shang'an Power Plant and Yangliuqing Co-generation Power Plant have greatly reduced the use of freshwater.

In 2013, sulphur dioxide and nitrogen oxides emission per unit of electricity were 0.48 g/kWh and 0.9 g/kWh respectively, representing a decrease of 0.07 g/kWh and 0.52 g/kWh respectively as compared to the same period last year.

V.	STAFF RESPONSIBILITY OF THE COMPANY

1.	Protection of Staff Benefits
(1)	Staff overview
With the belief that “human resources are the forefront important assets”, the Company has actively implemented the strategy of developing the enterprise by talents, focused on the tri-tasks of attracting, training and making good use of talents, accelerated the establishment of a team with high-level and highly skilled talents as core members. As a result, a team of talents with excellent quality, which is well structured, professionally equipped, devoted to careers in Huaneng and in line with the Company’s developmental and strategic needs, has been formed.

As at the end of 2013, the Company had 37,729 employees, 67% of which had college qualifications and above. Intermediate and higher level professional technicians accounted for 58.39% of the total staffing with professional and technical qualifications.

(2)	Rights protection
The Company has consistently implemented a fair, just and open employment policy and endeavors to implement the “Labor Law”, the “Employment Contract Law” and the “Regulation on the Implementation of the Employment Contract Law”, and other laws and regulations, for strengthening the management of employment contracts. The Company has entered into employment contracts with employees according to related laws and regulations.

The Company has focused on the improvement of the Staff Representative Congress System and the Plant Affairs Publicity System, supported the staff’s active participation in democratic management and guaranteed the staff’s full entitlement to the rights to be informed, participate, express and supervise. The Company has improved the responsibility system for complaint handling and formulated the system and standards for staff’s benefit claims.

All of the Company’s affiliated enterprises have established trade unions in accordance with the “Trade Union Law”, and the staff’s admission rate remained at the level of 100%. Trade unions at all levels have seriously performed their duties, safeguarded the staff’s legal interests, encouraged the staff to participate in management decision making, jointly accomplished various objectives of the enterprises and assisted in mediating disputes between the staff and the enterprises.

The Company has attached great importance to the staff’s health and safety. All of its affiliated enterprises have established a protection mechanism for the staff’s health and safety. The enterprises have organized physical examinations for all staff annually as well as special physical examinations for the staff who have been exposed to occupational hazards.

(3)	Incentives and protection
The Company has further improved its remuneration allocation system, devised a series of remuneration management procedures in line with the overall strategies, standardized the pay system and criteria and optimized the structure of income mix. The Company has fully implemented the annual salary system for responsible persons of enterprises and the management of remuneration has become more regulated. Staff remuneration has been determined in accordance with the principles of “determining salaries based on the position, receiving compensation based on performance, giving priority to efficiency and emphasizing fairness” and linked to individual performance, thereby establishing a scientific and effective incentive mechanism.

In accordance with the law, the Company has established a social security system for payment of the corporate’s part of the social insurance costs for social welfare protection, including employee pensions and health care benefits. In accordance with the national policy, the Company has also established a corporate annuities and supplementary medical insurance policy to supplement the basic employee pension and medical benefits. The Company has concerned about staff’s production and living, and actively organized “warmth and care delivery” activities, and provided support and help for staff in need.

2.	Support for Staff Development
(1)	Staff training
The Company has emphasized training for all staff, taken full advantages of Huaneng systematic training resources, strengthened the cooperation with external training organizations, developed multi-level, multi-channel and multi-dimensional training, and strived to reinforce general competence of the staff. The major types of training include: orientation training, position training, skill training, continuing education and international cooperation training.

As at the end of 2013, the Company had 11 state-level talents, including 1 member of the “National Hundred, Thousand and Ten Thousand Talent Project” and 10 persons who enjoyed special government allowance. The Company had 9 national technical experts, 42 technical experts of state-owned enterprises and 26 technical experts of the power industry

(2)	Development opportunities
The Company has emphasized the provision of growth opportunities to its staff so as to realize joint development of the staff and the enterprise. “Guiding Opinions on Strengthening Middle-level Personnel Management in Enterprise” has been prepared and different mechanisms regarding retirement of middle-level personnel, competition, post rotation and promotion of younger staff have also been set up. The Company has promoted the implementation of dual-channels advancement mechanism which emphasized the approach of “positions come first, skills come second”. The Company has also strengthened the management of senior personnel, encouraged temporary rotation and actively facilitated the establishment of top management and the succession plan of which. We have improved our technician training program by providing qualification assessment in an organized way and the target of granting appropriate qualification to key production staff has been basically achieved. Further, the Company has created more job opportunities and further improved our talent recruitment system. We have employed 1,901 employees during the year in the open market.

VI.	SOCIAL RESPONSIBILITY OF THE COMPANY
The Company has adopted the “three-color” as the corporate’s mission, i.e. a “red” company that serves the country with socialism with Chinese characteristics, a “green” company with focus on scientific and technological advancement and environment protection, and a “blue” company that keeps abreast of the world’s development and is oriented in innovative learning. The Company has capitalized on its leading role in the culture of “three-color” companies, so as to pursue sustainable development, serve the State, benefit the community, fulfill our social responsibilities, create a sound internal and external environment, work together with all interested parties to promote economic and social development and share corporate development achievements in order to contribute to a harmonious socialist society.

The Company has attached great importance to ensure supply of power. Our power plants have formulated contingency plans and management measures in order to ensure safe and stable power generation during critical periods. Emphasis has also been put on heat supply management to assure stable functioning of the heating system. Our effort has helped us tide over super typhoon like Usagi and Haikui. The emergency maintenance of the power project in Eli, Tibet has been completed successfully.

The Company has actively participated in social charity activities, including new socialist village development, poverty alleviation, education assistance, charitable donations, and positively reciprocated the society and showed our care via a variety of innovative cooperative services. In 2013, the Company donated a total of 7.78 million under its name to support local social charity activities.

In the future, the Company will continue to strive for the generation of long-term, stable and increasing returns for shareholders; strive for the provision of adequate, reliable and environmental friendly electricity for the society; strive for developing itself as a first-class listed power producer with leading technology, excellent management, reasonable distribution, optimized structure, industry synergy and remarkable efficiency.

INVESTOR RELATIONS

PHILOSOPHY OF INVESTOR RELATIONS
Huaneng International always highly values the management of investor relations since its listing. The Company communicates with all investors in a wholehearted, equal and respectful manner through timely and diversified two-way channels, enhancing and perfecting the management of investor relations of the Company. In addition, the Company also values the two-way interactive communication of “disclosure” and “adoption”. With its investors “Disclosure”, the Company discloses information including financial position and operating performance to investors accurately, fairly and comprehensively in a responsible manner, which helps investors to understand and recognize the current situation and future development strategy of the Company. As to “Adoption”, the Company makes ready various channels to collect opinions of investors to adopt suggestions and ideas related to its operating activities. Such two-way communication effectively improves the operation management ability of the Company and ultimately maximizes the interests of the Company as a whole and all shareholders.

MECHANISM OF INVESTOR RELATIONS

‧	Establishing meticulous organization and enhancing system development
The Company sets up specific information disclosure organizations (Information Disclosure Committee and Information Disclosure Work Team) and holds routine information disclosure meetings every Monday, making clear the work flow for information disclosure of the Company and guaranteeing the compliance and time effectiveness of information disclosure.

In the meantime, the Company has established the “Measures on Information Disclosure Management”, the “Measures on Connected Transactions Management”, the “Rules on Investor Relations Management”, the “Detailed Rules on the Work of the Information Disclosure Committees”, “Measures on Insider Information Management” and the “Regulations on Accountability for Significant Errors in Annual Report Information Disclosure”, setting out in detail the basic principle, targets, procedures, contents of disclosure, registration and filing of insider information and related accountability. The promulgation and implementation of these regulations further enhanced the information disclosure system of the Company, strengthened the discipline of the Company’s information disclosure, prevented and minimized the insider dealing activities, improved the authenticity, accuracy, integrity and timeliness of information disclosure, so as to protect the legal interests of shareholders.

In addition, the Company has also formulated the “Internal Control System” according to the relevant requirements of the state and Sections 302 and 404 of the “Sarbanes-Oxley Act of 2002”, as well as prepared the “Internal Control Handbook”, further enhancing our corporate governance and ensuring truthful, timely, accurate and complete information disclosure.

Having established a complete and effective control system targeting at the entire process of the Company’s information disclosure, the Company has been able to control potential risks in information disclosure effectively and ensure that all information disclosed by the Company is regulated and effective since its listing. With its timely, accurate and sufficient information disclosure, the Company has been well recognized by domestic and overseas investors and won various awards granted by domestic and overseas investment institutions and professional institutions.

‧	Diversified channels and effective communication
In view of the different needs and nature of different investors – existing investors, potential investors, institutional investors and retail investors, the Company actively holds a variety of investor relations activities in various forms, including phone enquiries, emails, analyst conferences, one-on-one meetings, investment forums, roadshows and reverse roadshows, according to the characteristics of different investors, with a view to achieve all-round and effective communication and establish long-term and stable relations of mutual trust.

The Company insists on handling daily calls and visits made by investors properly. By consistently updating and sorting out the investor database, expanding the investor communication network of the Company, holding two-way interactive investor relations activities, the Company is able to enhance the understanding and knowledge of investors about the Company, adopt suggestions and ideas put forward by investors, create two-way communication channels and platforms for smooth communication with investors and maximize the interests of the Company and investors.

‧	Timely disclosure and continuous follow-up
The Company discloses its information in a truthful, accurate, complete and timely manner strictly according to the requirements of the regulatory authorities of its listing places, thereby increasing the transparency of and drawing market attention to the Company and enhancing the image of the Company in capital markets. In the meantime, the Company follows up feedbacks from investors consistently and ensures effective communication, with a view to establish stable investor relations.

The Company made 17 overseas press releases and issued 160 announcements within and outside China in 2013.

NOTE TO SHAREHOLDERS

‧	Dividend distribution
The Board proposed a dividend of RMB0.38 (inclusive of tax) per share for 2013. Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi. Save as the dividends on foreign shares traded on the Hong Kong Stock Exchange that will be paid in Hong Kong dollars, dividends on other foreign shares will be paid in US dollars. Exchange rates for dividends paid in US dollars and Hong Kong dollars are USD1 to RMB6.13330 and HKD1 to RMB0.78992 respectively. All the dividends payable to shareholders shall be subject to shareholders’ approval at the annual general meeting of the Company.

DIVIDENDS

‧	Dividend policy
The Company’s articles of association clearly defines the Company’s cash dividend policy, i.e. when the Company’s earnings and accumulative undistributable profits for the current year are positive, and on the condition that the Company’s cash flow is able to meet the need for its ordinary operation and sustainable development, the Company shall adopt a cash dividend policy on the principle that the cash dividend payout shall be no less than 50% of the realized distributable profit stated in the consolidated financial statement that year.

In the future, the Company will continue to stick a proactive, balanced and stable dividend policy, persistently enhance its profitability, striving for realization of increasing returns to shareholders.

‧	Declaration of dividends
Since listing, Huaneng International has been given tremendous support and concern by shareholders. The Company has also rewarded shareholders with a persistent, stable and increased return over the years. The Company has been declaring dividends to shareholders every year since 1998. The accumulated dividend paid amounted to RMB32.28 billion.

Dividend Year	Dividend per share	Earnings per share	Payout Ratio
	(RMB)	(RMB)

1994		0.17
1995		0.24
1996		0.27
1997		0.33
1998	0.08	0.33	24.24%
1999	0.09	0.33	27.27%
2000	0.22	0.44	50.00%
2001	0.30	0.60	50.00%
2002	0.34	0.65	52.31%
2003*	0.50	0.90	55.56%
2004	0.25	0.44	56.82%
2005	0.25	0.40	62.50%
2006	0.28	0.50	56.00%
2007	0.30	0.51	58.82%
2008	0.10	-0.33
2009	0.21	0.41	51.22%
2010	0.20	0.28	71.43%
2011	0.05	0.08	62.50%
2012	0.21	0.39	53.85%
2013**	0.38	0.74	51.35%

*	The Company's dividend plan for 2003 included a cash dividend of RMB5.00 together with bonus issue of 10 shares for every 10 shares.

**	The profit distribution plan of the Company for 2013 will be subject to shareholders' approval at the annual general meeting.

INVESTOR RELATIONS ACTIVITIES HELD BY THE COMPANY

‧	Conferences

In 2013, the Company organized one Hong Kong press conference, one large-group presentation with investment analysts in Hong Kong, one large-group presentation with China investment analysts and fund managers, two global telephone conferences for the quarterly results and one global telephone conference for interim results.

‧	Roadshows
Roadshow is a commitment of the Company to investors and a specific reflection of respect shown to them. The Company believes that regular face-to-face meetings with investors are instrumental in promoting mutual understanding and providing better services to shareholders. Since its listing, the Company has all along attached importance to communication with investors and has a good reputation in the investment sector.

In 2013, the Company held annual non-deal roadshows in the United States and Europe as usual. The management attended over 50 “one on one” meetings with the Company's former investors, existing shareholders and potential investors, to introduce the operation, future development and outlook of the Company in detail. The meetings effectively improved the communication between the Company and investors and provided investors with in-depth understanding of the Company and the industry. The meetings were welcomed by investors.

‧	Reverse roadshows
The Company started to conduct reverse roadshows annually since 1999. In this regard, the Company organized domestic and overseas analysts and investors to visit its power plants. Through on-site visit or in-depth communication with industry experts in forums, the investors had a better understanding of the power generating equipment and the development trend of the industry. For years, the reverse roadshows of the Company were very effective and were popular among, and highly commended by, the investment sector.

In 2013, the Company organized domestic and overseas analysts and investors to visit its Nanjing Jinling Coal-fired Power Plant and Jinling Combined-cycle Power Plant. The Company and investors had comprehensive communication in respect of operation and outlook of the Company. There were altogether 24 domestic and overseas investors participated in this reverse roadshow.

‧	Visits of, and general enquiries from, investors
The Company received more than 80 groups of institutional investors for company visits and about 200 phone enquiries from investors during the year.

‧	Investors forums
In 2013, the Company attended 7 large investment forums within or outside China, in which around 90 institutional investors were met.

MAJOR CHANGES TO THE ARTICLES OF ASSOCIATION
Amendments to the Company's Articles of Association regarding the description of dividend policy were approved by way of special resolution at the 2013 First Extraordinary General Meeting convened by the Company on 12 March 2013. For details of the amendments, please see the circular to shareholders issued on 28 January 2013. Except for the aforesaid, there was no material change to the Company's Articles of Association.

REPORT OF THE BOARD
OF DIRECTORS

The Directors hereby submit their annual report together with the audited financial statements for the year ended 31 December 2013.

RESULTS SUMMARY
The Board of Directors (the “Board”) of Huaneng Power International, Inc. (the “Company” or “Huaneng International”) hereby announces the audited operating results of the Company and its subsidiaries for the year ended 31 December 2013.

For the twelve months ended 31 December 2013, the Company realized operating revenue of RMB133.833 billion, representing a decrease of 0.10% compared to the same period last year, and net profit attributable to equity holders of the Company amounted to RMB10.426 billion, representing an increase of 89.14% as compared with the same period last year. Earnings per share amounted to RMB0.74. The Board is satisfied with the Company's results last year.

The Board of the Company proposed to declare a cash dividend of RMB0.38 (inclusive of tax) for each ordinary share of the Company held by shareholders.

Details of the operating results are set out in the financial information.

BUSINESS REVIEW OF YEAR 2013
In 2013, the Company had made new progress in many aspects, including power generation, operation, energy saving and environmental protection, management improvement, project development. In respect of domestic business, the Company overcame difficulties posed by intensified competition in the electricity market, strived to explore markets, increased power generation, adjusted fuel procurement strategy, fostered strict control over fuel costs, thereby delivering record high operating results. Concurrently, the Company managed to fulfill the duties of providing sufficient, reliable and green energy to the society.

1.	Operating Results

For the twelve months ended 31 December 2013, the Company realized operating revenue of RMB133.833 billion, representing a decrease of 0.10% compared to the same period last year. Net profit attributable to equity holders of the Company amounted to RMB10.426 billion, representing an increase of 89.14% as compared with the same period last year. Earnings per share amounted to RMB0.74.

As at 31 December 2013, net assets per share attributable to equity holders of the Company amounted to RMB4.44, representing an increase of 11.28% compared to 31 December 2012.

The Audit Committee of the Company convened a meeting on 17 March 2014 and reviewed the 2013 annual results of the Company.

2.	Power Generation
In 2013, the Company overcame difficulties posed by a slowdown in growth of power consumption by the whole society and intensified market competition, and explored the market through various channels, seized market opportunities, capitalised the Company's competitive edge in energy saving and environment protection, expanded its market shares and increased its power generation, thereby achieving outstanding results with utilization hours of its coal-fired generating units and ranking the first in many provinces. Total power generated by the Company's operating power plants in China amounted to 317.481 billion kWh, representing an increase of 4.98% year-on-year. The electricity sold aggregated to 300.003 billion kWh, representing an increase of 5.10% year-on-year.

In 2013, the annual average utilization hours of the Company's domestic power plants reached 5,036 hours, of which the utilization hours of the thermal units reached 5,089 hours, which was 77 hours higher than the average utilization hours of thermal units in China.

3.	Cost Control
Fuel costs represented a major part of the operation cost of the Company. In 2013, the Company purchased a total of 134 million tons of natural coal. The Company adopted measures boasting “structural adjustment, coal price control and quality improvement”. Particularly, in respect of coal price control, the Company adopted two strategies, namely long term cooperation with major suppliers and increase of imported coal. The coal supply structure was further improved while the Company maintained better control over fuel procurement costs. The fuel costs per unit of power sold of the Company's domestic power plants was RMB218.59/MWh, representing a decrease of 12.50% compared to same period last year.

4.	Energy Saving and Environmental Protection
The Company has always placed energy saving and environmental protection as its utmost priority. In 2013, the Company led the industry in terms of technical, economic and energy consumption indicators. The average equivalent availability ratio of the Company's domestic power plants was 94.53% and its weighted average house consumption rate was 5.28%. The Company's average coal consumption rate for the power generated was 291.26 grams/kWh, which is 1.69 grams/kWh lower than that of the same period last year. The Company's average coal consumption rate for power sold was 308.26 grams/kWh, representing a decrease of 2.08 grams/kWh from that of the same period last year. At the same time, the Company continued to intensify the technological renovation of the existing units, proceeded with the desulfurization and denitration of the thermal units as scheduled and proactively updated the flue gas dust removal devices of thermal units, with a view to enhancing the Company's performance in energy-saving and environmental protection, securing its leading market position, and achieving the goal of “green development”.

5.	Project Development
The construction of power generating projects of the Company progressed smoothly. In 2013, the controlled generating capacity of the newly commissioned domestic coal-fired, gas turbine and wind generating units of the Company was 3,072 MW, 382 MW and 48 MW, respectively. As of 18 March 2014, the Company's controlled and equity-based generating capacity was 66,795 MW and 59,993 MW, respectively.

6.	Overseas Business
In 2013, Tuas Power Ltd. (“Tuas Power”), a wholly-owned subsidiary of the Company in Singapore, maintained safe and stable operation of the generation units throughout the year. In conjunction with commencement of operation of Phase I (101 MW) of Tembusu Multi-Utility Complex Project and No. 5
combined cycle unit of Tuas Power (405.9 MW), the total market share of Tuas Power in the power generation market for the whole year was 20.6%, representing a decrease of 4.6 percentage points, thereby realizing a net profit attributable to shareholders of the Company of RMB113 million, which represented a decrease of 89.16%. It was mainly attributable to the increase of newly operated generation units in the electricity market of Singapore in 2013, which intensified competitions in the power and gas market, resulting in a decline in return levels in power generation business. The Company made provision for impairment of the goodwill of overseas projects.

In 2013, the Company delivered promising performance in the capital market. The Company was included as one of the constituent stocks of Hang Seng China 50 Index and was awarded the “Best

Listed Company Award” of the China Securities Golden Bauhinia Awards 2013. The Company has been listed on the league table of “Platts Top 250 Global Energy Listed Companies Award” for five years and ranked 96th in 2013, which is much higher than that of 2012.

PROSPECTS FOR 2014
In 2014, the Company will capitalize on favorable factors in face of difficulties and challenges for its development.

In respect of the electricity market, the state policy of attaching equal importance to progress and stabilization will ensure the stability of macro economy, such that the demand for electricity will continue to grow in a certain period of time onward. In respect of the fuel market, coal supply is abundant in general and the possibility of significant fluctuations in coal prices is low. In respect of the capital market, the Company has established good reputation, enabling it to provide a variety of financing instruments for fund raising exercises.

Concurrently, since China has given impetus to clean energy development and overall control on energy consumption and environmental measures, the Company's operation and development of thermal units will encounter challenges ahead. There are still uncertainties in tariff policies, policy regarding direct supply to major customers as well as energy saving and environmental policies. With the continued implementation of a prudent monetary policy and the deepened market-oriented reform on interest rates, the supply of fund appears to be tightly balanced, thus bringing about more challenges in securing capital and controlling cash costs.

In 2014, the Company will further pursue improvement in efficiency, structural adjustment, reinforcement in management, stability and efficiency of profitability, sustainability and its leading competitive edge in the sector. The Company will strive to realize an annual power generation of 325 billion kWh from its domestic power plants, and attain an average utilization hour of 5,000 hours.

The Company will reinforce marketing activities and optimize the adjustment in production operation. The Company will continue to foster the establishment of a stable and reliable fuel supply system, reinforce the operation and management of Tuas Power in Singapore and strive to increase its market share, so as to create long term, stable and increasing returns for shareholders of the Company.

SUMMARY OF FINANCIAL INFORMATION AND OPERATING RESULTS
Please refer to the Financial Highlights on page 8 for the summary of the operating results and assets and liabilities of the Company and its subsidiaries as at 31 December 2013 and for the accounting year then ended.

Please refer to pages 95 to 96 of the financial statements for the operating results of the Company and its subsidiaries for the accounting year ended 31 December 2013, which have been reviewed by the Company's Audit Committee.

DISTRIBUTABLE RESERVE
The distributable reserve as at 31 December 2013 calculated in accordance with the Company's Articles of Association is set out in Note 21 to the financial statements prepared under the International Financial Reporting Standards (the “IFRS”).

DIVIDENDS
Since the listing of the Company, shareholders have given great support to and cared much for the Company. The Company has also generated returns that have been growing continuously and steadily over the years. The Company has been paying dividends to shareholders every year since 1998, with an accumulated dividend of RMB32.280 billion paid.

The Company's articles of association clearly defines the Company's cash dividend policy, i.e. when the Company's earnings and accumulative undistributable profits for the current year are positive, and on condition that the Company's cash flow can satisfy the Company's normal operation and sustainable development, the Company shall adopt a cash dividend appropriation policy on principle that the cash dividend payout will not be less than 50% of the distributable profit realized in the then year's consolidated financial statement.

In the future, the Company will continue to follow a proactive, balanced and stable dividend policy and persistently enhance its profitability, striving for realization of increasing returns to shareholders.

In accordance with the requirements of relevant laws and regulations and the articles of association of the Company, the Company adheres to the profit distribution policy whereby the distributable profits shall be the lower of distributable profits as stated in the financial statements prepared under the PRC Accounting Standards and the International Financial Reporting Standards.

The Company proposed to declare a cash dividend of RMB0.38 (inclusive of tax) for each share to all shareholders for 2013. All dividend payable to shareholders shall be subject to shareholders' approval at the annual general meeting of the Company.

In accordance with the “Enterprise Income Tax Law of China” and its implementation regulations which came into effect on 1 January 2008, the Company is required to withhold and pay enterprise income tax at the rate of 10% on behalf of the non-resident enterprise shareholders whose names appear on the register of members for H share of the Company when distributing final dividends to them. For H shares of the Company registered other than in the name(s) of individual(s), including HKSCC Nominees Limited, other nominees, trustees, or other organizations or groups, shall be deemed to be shares held by non-resident enterprise shareholder(s). On the basis, enterprise income tax shall be withheld from dividends payable to such shareholder(s).

As the Company is yet to confirm the date of the 2013 annual general meeting, the record date(s) for determining the eligibility to attend and vote at the 2013 annual general meeting and the entitlement to the final dividend and the period(s) for closure of register, the Company will upon confirmation thereof announce such details in the notice of the 2013 annual general meeting. Such notice is expected to be issued to shareholders in April 2014.

The Company shall comply with the relevant rules and regulations to withhold and pay enterprise income tax on behalf of the relevant shareholders with reference to the register of members of the Company as of the record date.

PRINCIPAL BUSINESS
The domestic power plants of the Company and its subsidiaries are located in 19 provinces, municipalities and autonomous regions. The Company also has a wholly-owned power plant in Singapore. The core business of the Company is to develop, construct and operate large-scale power plants throughout China by making use of modern technology and equipment and financial resources available domestically and internationally. The power plant facilities of the Company are technically advanced, highly efficient and stable.

SUBSIDIARIES AND ASSOCIATED COMPANIES
Please refer to Notes 9 and 8 to the financial statements prepared under the IFRS for details of the Company's subsidiaries and associated companies.

BONDS
During the year, the Company successfully issued bonds with an amount of RMB31.5 billion in meeting its operational needs. Please refer to Note 24 and 28 to the financial statements prepared under the IFRS for details.

BANK LOANS AND OTHER BORROWINGS
Please refer to Notes 23 and 29 to the financial statements prepared under the IFRS for details of bank loans and other borrowings of the Company and its subsidiaries as at 31 December 2013.

CAPITALIZED INTERESTS
Please refer to Note 7 to the financial statements prepared under the IFRS for details of the capitalized interests of the Company and its subsidiaries during the year.

PROPERTIES, PLANTS AND EQUIPMENT
Please refer to Note 7 to the financial statements prepared under the IFRS for details of properties, plants and equipment of the Company and its subsidiaries during the year.

RESERVES
Please refer to the consolidated statement of changes in equity on page 99 to page 100 of the financial statements prepared under the IFRS for details of statutory reserves of the Company and its subsidiaries.

PRE-EMPTIVE RIGHTS
According to the articles of association of the Company and the laws of the PRC, there are no provisions for pre-emptive rights requiring the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

MAJOR SUPPLIERS AND CUSTOMERS
The five major suppliers of the Company and its subsidiaries for 2013 were China Huaneng Group Fuel Co., Ltd., Shanxi Jinneng Group Co., Ltd., Shanxi Yangquan Coal Industry Group Company, China Shenhua Energy Company Limited and Gansu Province Huating Coal Co., Ltd. respectively. The total purchase from them amounted to approximately RMB28.4 billion, representing approximately 40% of the total coal purchase of the year.

As a power producer, the Company sells the electricity generated by its power plants through local grid operators only and has no other customer. The five major customers of the Company and its subsidiaries for

2013 were Jiangsu Electric Power Corporation, Shandong Electric Power Corporation, Guangdong Power Grid Corporation, Zhejiang Electric Power Corporation and Shanghai Electric Power Corporation. The five customers accounted for approximately 46.98% of the operating revenue for the year while the largest customer, namely Jiangsu Electric Power Corporation, accounted for approximately 12.67% of the operating revenue.

None of the directors, supervisors and their respective associates (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) had any interest in the five major suppliers and customers of the Company mentioned above in 2013.

CONTINUING CONNECTED TRANSACTIONS AND CONNECTED TRANSACTIONS
The following are the major continuing connected transactions and connected transactions of the Company in 2013 according to the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”):

CONTINUING CONNECTED TRANSACTIONS

1.	Continuing Connected Transactions with Huaneng Group and HIPDC
The major continuing connected transactions of the Company are those transactions conducted between the Company and certain subsidiaries and/or associates of China Huaneng Group (“Huaneng Group”). HIPDC, as the controlling shareholder of the Company, holds approximately 36.05% of the total issued share capital of the Company. Huaneng Group is holding a 51.98% direct interest and a 5% indirect interest in HIPDC. Huaneng Group also, directly and indirectly (through its subsidiaries other than HIPDC), holds an aggregate of 15.26% interest in the total issued share capital of the Company. Therefore, Huaneng Group is a connected person to the Company and transactions of the Company and its subsidiaries with those subsidiaries and/or associates of Huaneng Group constitute connected transactions of the Company under the Listing Rules. The purposes of the Company to enter into such continuing connected transactions with those connected persons were to meet the operational needs of the Company and to get the most favourable terms and conditions from the market from the Company's perspective. The relevant information regarding the continuing connected transactions was set out in the announcement and circular of the Company dated 12 January 2013 and 28 January 2013, and in the announcement dated 16 August 2013, particulars of which are summarized as follows:

(i)
Huaneng Group Framework Agreement entered into between the Company and Huaneng Group on 11 January 2013 for a term commencing on 1 January 2013 and expiring on 31 December 2013. Pursuant to the framework agreement, the Company would conduct the following transactions with Huaneng Group and its subsidiaries and associates on an ongoing basis:

‧
Purchase of ancillary equipment and parts relevant to the production operation for the infrastructure construction work for power plants, at terms and the prices to be negotiated at arm's length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar type of ancillary equipment and parts. In addition, the payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the year ended 31 December 2013, the annual cap of the purchase of ancillary equipment and parts was RMB2.4 billion. The actual transaction amount for the year ended 31 December 2013 was RMB367 million.

‧
Purchase of coal and transportation services for power generation, at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm's length terms taking into account the then market conditions, and in any event the terms of the purchase of coal and the transportation service shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply or transportation services. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the year ended 31 December 2013, the annual cap of the purchase of coal and transportation was RMB38.1 billion. The actual transaction amount for the year ended 31 December 2013 was RMB15.456 billion.

‧
Leasing of facilities, land and office spaces (mainly power transmission and transformation assets, vessels, power plants land and office spaces) for operational needs, at terms and prices to be negotiated at arm's length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar type of facilities, land and office spaces. In addition, the payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the year ended 31 December 2013, the annual cap of the leasing of facilities, land and office spaces was RMB300 million. The actual transaction amount for the year ended 31 December 2013 was RMB255 million.

‧
Purchase of technical services, engineering contracting services and other services for the Company's operation and production needs, at terms and prices to be negotiated at arm's length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar type of technical services, engineering contracting services and other services. In addition, the payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the year ended 31 December 2013, the annual cap of the purchase of technical services, engineering contracting services and other services was RMB900 million. The actual transaction amount for the year ended 31 December 2013 was RMB490 million.

‧
Provision of entrusted sale services (involving mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company), at the terms and prices negotiated at arm's length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by independent third parties for the same or similar type of services. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

For the year ended 31 December 2013, the annual cap of the provision of entrusted sale services was RMB900 million. The actual transaction amount for the year ended 31 December 2013 was RMB613 million.

(ii)
During the period from January 2013 to June 2013, the Company and its subsidiaries conducted sale of coal to Huaneng Group and its subsidiaries and associates at prices/fees that were determined based on the then market price, taking into account of the then market condition and on arm's length terms. The payment of the consideration was settled in cash.

For the year ended 31 December 2013, the aggregate of the transaction amount of the sale of products was RMB130 million.

(iii)
Huaneng Finance Framework Agreement entered into between the Company and China Huaneng Finance Corporation Limited (“Huaneng Finance”) on 5 January 2012 for a term of three years commencing on 1 January 2012 and expiring on 31 December 2014. Huaneng Group and the Company hold 51% and 20% equity interests in Huaneng Finance, respectively.

Pursuant to the Huaneng Finance Framework Agreement, the Company would from time to time place deposits with Huaneng Finance at rates which would be no less favourable than those offered by independent third parties for provision of similar services to the Company. As no security over the assets of the Company is granted in respect of the note discounting services and loan advancement services provided by Huaneng Finance, such transactions are exempt from reporting, announcement and independent shareholders' approval requirements under Rule 14A.65(4) of the Listing Rules.

For the period from 1 January 2012 to 31 December 2014, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis would not exceed RMB6 billion. For the year ended 31 December 2013, the maximum balances of deposits placed with Huaneng Finance on a daily basis was RMB5.97 billion.

2.	Continuing Connected Transactions with Jiangsu Guoxin
Jiangsu Province Guoxin Asset Management Group Company Limited (“Jiangsu Guoxin”) holds a 30%, 26.36%, 30%, 21% and 30% interest in the subsidiaries of the Company, being Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Huaneng Nanjing Jinling Power Co., Ltd., Huaneng Jinling Combined Cycle Co-generation Co., Ltd. and Huaneng Nanjing Gas Tarbine Power Generation Co., Ltd. respectively. Under the Hong Kong Listing Rules, Jiangsu Guoxin is a connected person of the Company. On 11 January 2013, the Company entered into the Jiangsu Guoxin Framework Agreement with Jiangsu Guoxiin for a term commencing on 1 January 2013 and expiring on 31 December 2013. Pursuant to the Jiangsu Guoxin Framework Agreement, the Company and its subsidiaries and Jiangsu Guoxin and its subsidiaries and associates agreed to the provision of entrusted sale services mainly is substituted power generation. Prices/fees shall be agreed and confirmed by both parties and negotiated and determined at arm's length terms, taking into account the then prevailing market prices and conditions; but in any event at the terms no less favorable than those offered to the Company and its subsidiaries by an independent third party for the provision of entrusted sale services. Payments under such transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries settle the payment with the power grid company before paying the difference to Jiangsu Guoxin and its subsidiaries and associates; (2) upon power generation, Jiangsu Guoxin and its subsidiaries and associates settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries.

For the year ended 31 December 2013, the annual cap of the entrusted sale services was RMB600 million. The actual transaction amount for the year ended 31 December 2013 was RMB76 million.

3.	Continuing Connected Transactions with Temasek and its subsidiaries and associates
Upon the completion of the acquisition of SinoSing Power Pte. Ltd. by the Company, TPGS Green Energy Pte. Ltd. became an indirect non-wholly owned subsidiary of the Company of which 75% is owned by Tuas Power Ltd., an indirect wholly-owned subsidiary of the Company, and the remaining 25% is owned by Gas Supply Pte. Ltd., which is a subsidiary of Temasek Holdings (Private) Limited (“Temasek”).

Temasek therefore became a substantial shareholder of a subsidiary of the Company and a connected person of the Company and certain on-going transactions between subsidiaries of the Company and associates of Temasek (“Ongoing Transactions with associates of Temasek”) became continuing connected transaction of the Company under the Listing Rules.

Having considered Rules 14A.31(10) and 14A.33(5) effective 3 June 2010, the Company considers that Temasek meets the criteria for a passive investor under Rule 14A.31(10)(b) of the Listing Rules. As such, any connected transactions or continuing connected transactions of a revenue nature in the ordinary and usual course of our business and on normal commercial terms with an associate of Temasek will be exempt from reporting, annual review, announcement and independent shareholders' approval requirement under the Listing Rules. This exemption will be applicable to, amongst other things, the types of Ongoing Transactions with associates of Temasek.

If the exemption is no longer applicable in relation to the Ongoing Transactions with associates of Temasek, the Company will comply with the applicable reporting, annual review, announcement and independent shareholders' approval requirements.

CONNECTED TRANSACTIONS

1.	Connected Transaction regarding Hainan Nuclear

On 19 March 2013, the Company entered into the Capital Increase Agreement with the existing shareholders of Hainan Nuclear Power Co., Ltd. (“Hainan Nuclear”) (including Huaneng Group), pursuant to which the existing shareholders of Hainan Nuclear agreed to subscribe by way of cash for the new registered capital of Hainan Nuclear in accordance with their respective proportion of shareholding in Hainan Nuclear. Following completion of the Capital Increase, Huaneng Group transferred at no consideration its 19% interest in Hainan Nuclear to its wholly owned subsidiary Huaneng Nuclear. The Company did not exercise its pre-emptive right to acquire the 19% interest in Hainan Nuclear.

The transaction regarding the Capital Increase did not constitute a connected transaction under Chapter 14A of the Hong Kong Listing Rules, nor would it constitute a notifiable transaction under Chapter 14 of the Hong Kong Listing Rules. However, with respect to the non-exercise of the pre-emptive right to acquire the 19% interest in Hainan Nuclear and based on the net asset value of Hainan Nuclear as at end of 2012, the value of Huaneng Group's transfer at no consideration of its 19% interest in Hainan Nuclear amounted to RMB391,270,000. The relevant transaction scale exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules. Therefore, the Company's non-exercise of the pre-emptive right to acquire the 19% interest in Hainan Nuclear is subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from independent shareholders' approval requirements.

2.	Connected Transaction regarding Haimen Power Plant
On 28 June 2013, Haimen Power Plant of Huaneng Power International, Inc. (a subsidiary of the Company) (“Haimen Power Plant”) and Huaneng Group entered into the transfer agreement pursuant to which Haimen Power Plant shall pay RMB411,260,000 to Huaneng Group as an one-off compensation, based on the unit price at RMB600 per kilowatt for using its 685 MW quota rewarded from aiding the construction of Lhasa Project in Tibet towards the construction of its generation units 3 and 4 in “replacing small units with larger ones” project.

The Independent Directors of the Company confirmed that the continuing connected transactions in items 1 and 2 above to which the Company was a party:

(i)	had been entered into by the Company and/or any of its subsidiaries in the ordinary and usual course of its business;

(ii)
had been entered into either (1) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC), or (2) where there was no available comparison, on terms that were fair and reasonable so far as the shareholders of the

Company were concerned; and

(iii)
had been entered into either (1) in accordance with the terms of the agreements governing such transactions, or (2) where there was no such agreement, on terms no less favorable than terms available from third parties.

Further, the Company has engaged its external auditor to report on the Company's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued an unqualified letter containing their findings and conclusions in respect of the continuing connected transactions set out in items 1 and 2 above in accordance with Listing Rule 14A.38. A copy of the auditor's letter has been provided by the Company to Hong Kong Stock Exchange.

Several related party transactions as disclosed in Note 35 to the financial statements prepared in accordance with IFRS fall under the definition of “continuing connected transaction” in Chapter 14A of the Listing Rules. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

BUSINESS COMPETITION WITH CONTROLLING SHAREHOLDERS
The ultimate controlling shareholder of the Company, Huaneng Group, is also engaged in the power industry in China. HIPDC, the direct controlling shareholder of the Company, is also engaged in the power industry in China. The Company, HIPDC (direct controlling shareholder) and Huaneng Group (ultimate controlling shareholder) have power plants located in certain same regions. Huaneng Group and HIPDC have already entrusted the Company to manage certain of their power plants.

On 17 September 2010, the Company received an undertaking from Huaneng Group regarding further avoidance of business competition. On the premises of continuing the undertaking previously provided, Huaneng Group further undertook that: (1) it shall treat the Company as the only platform for integrating the conventional energy business of Huaneng Group; (2) with respect to the conventional energy business assets of Huaneng Group located in Shandong Province, Huaneng group undertakes that it will take approximately 5 years to improve the profitability of such assets and when the terms become appropriate, it will inject those assets into the Company. The Company has a right of first refusal to acquire from Huaneng Group the newly developed, acquired or invested projects which are engaged in the conventional energy business of Huaneng Group located in Shandong Province; (3) with respect to the other non-listed conventional energy business assets of Huaneng Group located in other provincial administrative regions, Huaneng Group undertook that it will take approximately 5 years, and upon such assets meeting the conditions for listing, to inject such assets into the Company, with a view to supporting the Company's continuous and stable development; and (4) Huaneng Group will continue to perform each of its undertakings to support the development of its subordinated listed companies.

Currently, the Company has 15 directors and only four of them have positions in Huaneng Group and/or HIPDC. According to the articles of association of the Company, in case a conflict of interest arises, the relevant directors shall abstain from voting in the relevant resolutions. Therefore, the operation of the Company is independent from Huaneng Group and HIPDC and the operation of the Company is conducted for its own benefit.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY
The Company and its subsidiaries did not sell any shares or other securities of the Company and did not purchase or redeem any shares or other securities of the Company in 2013.

DIRECTORS OF THE COMPANY
The Directors of the Company in 2013 were:

Cao Peixi	Chairman	Appointed on 17 May 2011
Huang Long	Vice Chairman	Appointed on 17 May 2011
Li Shiqi	Director	Appointed on 17 May 2011
Huang Jian	Director	Appointed on 17 May 2011
Liu Guoyue	Director	Appointed on 17 May 2011
Fan Xiaxia	Director	Appointed on 17 May 2011
Shan Qunying	Director	Appointed on 17 May 2011
Guo Hongbo	Director	Appointed on 21 February 2012
Xu Zujian	Director	Appointed on 17 May 2011
Xie Rongxing	Director	Appointed on 12 June 2012
Shao Shiwei	Independent Director	Appointed on 17 May 2011
Wu Liansheng	Independent Director	Appointed on 17 May 2011
Li Zhensheng	Independent Director	Appointed on 17 May 2011
Qi Yudong	Independent Director	Appointed on 17 May 2011
Zhang Shouwen	Independent Director	Appointed on 17 May 2011

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

On 31 March 2009, the Company's Board considered and approved the Amended Management Guidelines Regarding the Holding of the Company's Shares by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The standard of such guidelines is no less exacting than these set out in the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules. Enquiry has been made with all Directors and Supervisors and all of them confirmed that they have complied with the code throughout 2013.

DIRECTORS', CHIEF EXECUTIVE'S AND SUPERVISORS' RIGHT TO PURCHASE SHARES IN THE COMPANY
For the year ended 31 December 2013, none of the Directors, Chief Executives, Supervisors of the Company or their respective associates had any interests in the shares of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which are (a) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”) pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

For the year ended 31 December 2013, none of the Directors, Chief Executives, Supervisors, senior management of the Company or their spouses and children under the age of 18 was given the right to acquire any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO).

INDEPENDENT DIRECTORS' CONFIRMATION OF INDEPENDENCE
Each of the independent directors of the Company, namely Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen has signed a confirmation letter by independent non-executive directors for 2013 on 17 March 2014 to confirm his compliance with the relevant requirements regarding independence under the Listing Rules and the Company considers them to be independent.

EMOLUMENTS OF DIRECTORS AND SUPERVISORS
Details of the emoluments of Directors and Supervisors of the Company are set out in Note 37 to the financial statements prepared under the IFRS.

THE FIVE HIGHEST PAID STAFF

Details of the five highest paid staff in the Company are set out in Note 37 to the financial statements prepared under the IFRS.

PUBLIC FLOAT
As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors.

STRUCTURE OF SHARE CAPITAL
As at 31 December 2013, the entire issued share capital of the Company amounted to 14,055,383,440 shares, of which 10,500,000,000 shares were domestic shares, representing 74.70% of the total issued share capital, and 3,555,383,440 shares were foreign shares, representing 25.30% of the total issued share capital of the Company. In respect of domestic shares, Huaneng International Power Development Corporation (“HIPDC”) owned a total of 5,066,662,118 shares, representing 36.05% of the total issued share capital of the Company while Huaneng Group held 1,561,371,213 shares, representing 11.11% of the total issued share capital of the Company. Other domestic shareholders held a total of 3,871,966,669 shares, representing 27.55% of the total issued share capital.

MAJOR SHAREHOLDING STRUCTURE OF THE COMPANY
The following table sets out the shareholdings of the top ten shareholders of the Company as at 31 December 2013:

Names of shareholders	No. of Shares held as at the year end	Percentage of Shareholding
		(%)

Huaneng International Power Development Corporation	5,066,662,118	36.05
HKSCC Nominees Limited	2,902,280,217	20.65
China Huaneng Group	1,561,371,213	11.11
Hebei Construction & Investment Group Co., Ltd.	603,000,000	4.29
China Hua Neng Group Hong Kong Limited	472,000,000	3.36

Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	2.96
Liaoning Energy Investment (Group) Limited Liability Company	388,619,936	2.76
Fujian Investment Development (Group) Co., Ltd.	374,467,500	2.66
Dalian Municipal Construction Investment Company Limited	301,500,000	2.15
HSBC Nominees (Hong Kong) Limited	162,418,480	1.16

MATERIAL INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES OF THE COMPANY
As at 31 December 2013, the interests or short positions of persons who were entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company's general meetings (excluding the Directors, Supervisors and chief executive) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance (Hong Kong Law Cap. 571) (the “SFO”) were as follows:

Name of shareholder	Class of shares	Number of shares held		Capacity	Approximate percentage of shareholding in the Company's total issued share capital		Approximate percentage of shareholding in the Company's total issued domestic shares		Approximate Percentage of shareholding in the Company's total issued H shares

Huaneng International Power Development Corporation (Note 2)	Domestic shares	5,066,662,118	(L)	Beneficial owner	36.05	%(L)	48.25	%(L)	—

China Huaneng Group (Note 3)	Domestic shares	1,672,769,384		Beneficial owner	11.90	%(L)	15.93	%(L)	—

China Huaneng Group (Note 4)	H shares	472,000,000	(L)	Beneficial owner	3.36	%(L)	—		13.28	%(L)

Hebei Provincial Construction Investment Company	Domestic shares	603,000,000	(L)	Beneficial owner	4.29	%(L)	5.74	%(L)	—

Blackrock, Inc. (Note 5)	H shares	247,869,676	(L)	Interest of controlled corporation	1.76	%(L)	—		6.97	%(L)
		5,673,400	(S)	Interest of controlled corporation	0.04	%(S)	—		0.15	%(S)

UBS (Note 6)	H shares	69,933,103	(L)	Beneficial owner	0.49	%(L)	—		1.96	%(L)
		28,252,937	(S)	Beneficial owner	0.20	%(S)	—		0.79	%(S)
		157,485,160	(L)	Person having a security interest in shares	1.12	%(L)	—		4.42	%(L)
		7,274,039	(L)	Interest of controlled corporation	0.05	%(L)	—		0.20	%(L)
		48,000	(S)	Interest of controlled corporation	0.0003	%(S)	—		0.001	%(S)

JPMorgan Chase & Co. (Note 5)	H shares	49,290,383	(L)	Beneficial owner	0.35	%(L)	—		1.38	%(L)
		25,184,934	(S)	Beneficial owner	0.17	%(S)	—		0.70	%(S)
		2,242,365	(L)	Investment manager	0.01	%(L)	—		0.06	%(L)
		126,520,270	(L)	Custodian	0.90	%(L)	—		3.55	%(L)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

(3)
Of the 1,672,769,384 domestic shares, China Huaneng Group held 6,246,664 domestic shares through its wholly-owned subsidiary, Huaneng Capital Services Co., Ltd. and 111,398,171 domestic shares through its controlling subsidiary,

Huaneng Finance.

(4)	China Huaneng Group held 472,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)	Long position of 1,422,000 shares and short position of 32,000 were held through physical settled derivatives (on exchange).

(6)
Long position of 3,740,356 shares was held through physically settled derivatives (on exchange). Short position of 26,503,175 shares was held through physically settled derivatives (off exchange). Short position of 1,797,762 shares was held through cash settled derivatives (off exchange).

(7)
Long position of 184,000 shares and short position of 562,000 shares were held through physically settled derivatives (on exchange). Short position of 2,514,000 shares was held through cash settled derivatives (on exchange). Long position of 210,000 shares and short position of 1,202,561 shares were held through physically settled derivatives (off exchange). Long position of 11,802,000 shares and short position of 4,280,373 shares were held through cash settled derivatives (off exchange).

Save as stated above, as at 31 December 2013, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS AND SERVICE CONTRACTS
Save for the service contracts mentioned below, as at the end of 2013, the directors and supervisors of the Company did not have any material interests in any contracts entered into by the Company.

No director and supervisor has entered into any service contract which is not terminable by the Company within one year without payment of compensation (other than statutory compensation).

Each and every Director and Supervisor of the Company had entered into a service contract with the Company for a term of three years commencing from the signing of the contract.

REMUNERATION POLICY
The Company unceasingly improves its remuneration and distribution system and, in accordance with the overall development strategy of the Company, has formulated a set of remuneration management rules.

Employees' salaries are determined by reference to the job positions they hold and calculated based on their job performance. Giving consideration to both efficiency and fairness, the Company creates a methodic and effective incentive mechanism by linking the employees' remuneration with their personal performance and the business performance of the Company as well. The remuneration of the Directors, Supervisors and senior management of the Company mainly consists of the following:

(1)	Basic salaries and allowances
The basic salary is mainly set by an evaluation of the job position and a factor analysis, and with reference to the salary level of the relevant position in the labor market. It accounts for about 36% of the total remuneration.

(2)	Discretionary bonus
Discretionary bonus is based on the operating results of the Company, the performance of the Directors, Supervisors and senior management. It accounts for about 51% of the total remuneration.

(3)	Pension
The Directors, Supervisors and senior management enjoy various social insurances established by the Company, including basic pension insurance, corporate annuity and housing fund. This pension contribution accounts for about 13% of the total remuneration.

According to the resolution at the general meeting, the Company pays each independent Director a subsidy amounted to RMB60,000 (after tax) each year. The Company also reimburses the independent Directors for the expenses they incur in attending board meetings and general meetings and other reasonable expenses they incur while fulfilling their obligations under the Company Law and the Company's Articles of Association (including travelling expenses and administrative expenses). Besides these, the Company does not give the independent Directors any other benefit.

STAFF HOUSING
The Company made allocation to the housing fund for the employees of the Company and its subsidiaries in accordance with the relevant PRC regulations.

STAFF WELFARE QUARTERS

According to the relevant PRC regulations, the Company has not provided welfare quarters to its staff.

STAFF MEDICAL INSURANCE SCHEME
According to the requirements as prescribed by the relevant local governments, the Company and its subsidiaries have joined a medical insurance scheme for its staff, and have taken measures for its implementation according to planning.

RETIREMENT SCHEMES
The Company and its subsidiaries have implemented a series of specified retirement contribution schemes based on the local conditions and policies of the places where the Company and its subsidiaries have operations.

Pursuant to the specified retirement contribution schemes, the Company and its subsidiaries have paid contributions according to the contracted terms and obligations set out in the publicly administered retirement insurance plans. The Company has no other obligations to pay further contributions after paying the prescribed contributions. The contributions payable from time to time will be regarded as expenses in the period during the year they are made and accounted for as labor cost.

GENERAL MEETINGS
During the reporting period, the Company convened one annual general meeting and one extraordinary general meeting.

1.	The Company's annual general meeting was held on 19 June 2013. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 20 June 2013.

2.
The Company's first extraordinary general meeting of 2013 was held on 12 March 2013. The resolutions passed at the meeting were published in China Securities Journal and Shanghai Securities News on 13 March 2013.

DISCLOSURE OF MAJOR EVENT
Due to work requirement, Mr. Li Shuqing, the Vice President of the Company, tendered his resignation report to the Board of Directors in December 2013. On 27 December 2013, the resignation of Mr. Li Shuqing as the Vice President was approved by the Board of Directors.

CODE OF CORPORATE GOVERNANCE PRACTICES
During the year, the Company has complied with the Corporate Governance Code as set out in Appendix 14 of the Listing Rules. The annual report of the Company will contain a corporate governance report prepared in accordance with the requirements under the Listing Rules.

DESIGNATED DEPOSIT
As at 31 December 2013, the Company and its subsidiaries did not have any designated deposit with any financial institutions within the PRC nor any overdue fixed deposit which could not be recovered.

DONATIONS
During the reporting period, the Company made a donation of RMB7.78 million.

LEGAL PROCEEDINGS
As of 31 December 2013, a subsidiary of the Company had made provisions for anticipated liabilities of about RMB182 million against an arbitration matter (31 December 2012: RMB157 million). The arbitration proceeding was initiated by a supplier of a subsidiary of the Company. Such subsidiary expected that the compensation amount arising from such arbitration would not significantly exceed the provisions made as at 31 December 2013. Except for this, as at 31 December 2013, the Company and its subsidiaries were not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened or made against the Company and its subsidiaries.

ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER
As the Company has not yet confirmed the date for convening the 2013 annual general meeting, or the record date(s) or the period(s) for closure of register for determining eligibility to attend and vote at the 2013 annual general meeting and for determining the entitlement to the final dividend, the Company will upon confirmation thereof announce such details in the notice of the 2013 annual general meeting, such notice is expected to be issued to shareholders in April 2014.

AUDITORS

Upon approval at the 2012 annual general meeting, KPMG and KPMG Huazhen (Special General Partnership) were appointed as the Company's international and PRC auditors respectively for the year 2013.

The Board has resolved to continue to appoint KPMG and KPMG Huazhen (Special General Partnership) as the international and PRC auditors of the Company for the year 2014, respectively, with the proposal of the Audit Committee, where such proposal is subject to the approval by the Shareholders at the 2013 annual general meeting.

By Order of the Board
CAO Peixi
Chairman

Beijing, PRC
18 March 2014

REPORT OF THE
SUPERVISORY COMMITTEE

To All Shareholders,

In 2013, all members of the Supervisory Committee of the Company (the “Supervisory Committee”) strictly complied with the laws and regulations of the places where the Company is listed, as well as the Articles of Association of the Company. They acted honestly and in good faith, carried out their work diligently and earnestly protect the legitimate interests of the Company and its shareholders. We hereby report the major work during the reporting period as follows:

I.	STRICTLY COMPLY WITH THE LEGAL SYSTEM AND CONSCIENTIOUSLY PERFORM THEIR SUPERVISORY DUTIES
In accordance with the applicable laws and regulations, the Articles of Association of the Company and the practical needs of the Company's development, the Supervisory Committee convened four meetings in 2013. Supervisors of the Company (the “Supervisors”) attended all of the meetings in person (or by other supervisor by proxy), and carried out review and supervision and diligently performed the duties of supervisors with respect to the Company's regular reports, financial statements, profit distribution plans, self-assessment reports on internal control by the Board of Directors (the “Board”), social responsibility reports and specific reports on status of the deposit and application of funds raised by the Company respectively in these meeting. The convening of the meetings complied with the requirements of the “Company Law” of China and the Articles of Association of the Company. Agenda and resolutions of these meetings will be disclosed and announced timely in accordance with relevant provisions regarding information disclosure.

The Supervisors attended all Board meetings and held during the reporting period, and were present in all general meetings held during the reporting period. They reviewed and examined the performance of duties by Directors and senior management of the Company, as well as the production and operation activities and management of the Company for 2013.

II.	TRULY AND FAIRLY PUBLISH INDEPENDENT OPINIONS AND EARNESTLY PROTECT THE LEGITIMATE INTERESTS OF THE

COMPANY AND ITS SHAREHOLDERS

1.	Legality of the Company's operations
The Supervisory Committee performed effective supervision and examination on the procedures for convening general meetings and board meetings and the resolutions thereof, the implementation of resolutions of general meetings by the Board and the senior management, the performance of duties by Directors and the senior management of the Company and the implementation of internal control system of the Company, and expressed its opinions and views timely according to applicable laws as well as the Articles of Association of the Company.

The Supervisory Committee is of the view that the Board and the senior management of the Company has been capable of establishing a model and conducting regulated operation in strict compliance with the Articles of Association of the Company and applicable laws of the jurisdictions in which the Company's shares are listed, and have performed dutifully, diligently, lawfully and in good faith. The Company has made outstanding achievements in safe production, operating results and quality development, and in establishing itself as an international listed power company. During the reporting period, the Supervisory Committee has not identified any behavior in breach of any applicable laws or the Articles of Association of the Company or any issue that has caused damages to the interests of the Company.

2.	Examining the financial information of the Company
The Supervisory Committee has reviewed all the regular financial reports in regular meetings in 2013, and carefully audited the final financial statements of the Company at 2014 annual meeting, the profit distribution plan of the Company for 2013, the annual report of the Company for 2013 and the 2013 auditor's reports issued respectively by the domestic and international auditors in the 2013 annual meeting.

The Supervisory Committee is of the view that the Company has acted in strict compliance with the financial system, and the regular financial reports of 2013 have accurately reflected the state of affairs and operating results of the Company during the reporting period. The Supervisory Committee agreed to the 2013 final financial reports, the auditor's report on the Company's financial statements for 2013 issued by the auditors and the profit distribution plan of the Company for 2013.

3.	Fund raising exercise of the Company

The Supervisory Committee reviewed carefully at the 2013 annual meeting, the 2013 semi-annual meeting and the 2014 annual meeting the status regarding the deposit and application of funds raised by the Company, and examined the “Specific Report on Status of the Deposit and Application of Funds Raised by the Company”.

The Supervisory Committee is of the view that the Company has strictly complied with relevant requirements as prescribed by the “Management Rules on Fund Raising by Companies Listed in the Shanghai Stock Exchange” and the “Management Rules on Fund Raising by Huaneng Power International, Inc.” for the application of funds raised. The actual use of funds has been in accordance with the commitment and there has been no change to the project funds.

4.	Major acquisitions and disposals of assets, connected transactions and information disclosure of the Company
All members of the Supervisory Committee, in the attendance of all of the Board meetings in 2013, focused on the acquisitions and disposals of assets and connected transactions of the Company, and supervised the procedures of disclosing discussed issues in accordance with the Company's relevant provisions on information disclosure.

The Supervisory Committee is of the view that each of the arrangements involved in the above resolutions did not involve any insider dealing, any issue which were prejudicial to the interest of shareholders or caused the loss of the Company's assets or damaged the interest of the Company. Capitalizing on strict systems and decision-making procedures, the Company ensured that all the acquisitions and disposals of assets and connected transactions of the Company were fair and the transaction prices thereof were reasonable. The Company's control over, and procedures on, the information disclosure was complete and effective. The procedures of information disclosure strictly complied with the “Administrative Measures for Information Disclosure” and the “Measures on Investor Relations Management”, and met the regulatory requirements of the Company's listing places.

5.	Review of the self-assessment report on internal control by the supervisory committee
The Supervisory Committee attended all the Board meetings in 2013 and 2014 to conscientiously listen to relevant reports on the Company's internal control and convened supervisor meetings to review the “2012 Self-Assessment Report on Internal Control by the Board of Directors” and the “2013 Self-Assessment Report on Internal Control by the Board of

Directors”.

The Supervisory Committee is of the view that, during the reporting period, the Board assessed the relevant internal control on financial reports in accordance with the requirements as stipulated by the “Fundamental Regulatory Guidelines on Internal Control by Enterprises”, thus guaranteeing the truthfulness, accuracy and completeness of relevant information in the financial reports and effectively safeguarding the risk against any material error. The Company's internal control system was sound and implemented effectively. The Supervisory Committee agreed to the Company's “2013 Self-Assessment Report on Internal Control by the Board of Directors”.

In 2014, in addition to the completion of the succession plan, the Supervisory Committee will also continue to uphold its serious and impartial working attitude to perform its duties as required by the laws and the Articles of Association of the Company in a diligent and faithful way, so as to safeguard and protect the legal interest of shareholders and the Company.

Supervisory Committee of
Huaneng Power International, Inc.

Beijing, PRC
18 March 2014

PROFILES OF DIRECTORS, SUPERVISORS
AND SENIOR MANAGEMENT

PROFILES OF DIRECTORS AND SUPERVISORS
CAO Peixi, aged 58, is the Chairman of the Company. He is also the President of Huaneng Group and the Chairman of HIPDC and Huaneng Renewables Co., Ltd. He was the Vice President and the President of China Huadian Corporation and the Chairman of Huadian Power International Corporation Limited. He was graduated from Shandong University, majoring in electrical engineering. He holds a postgraduate degree of master in engineering awarded by the Party School of the Central Committee, and is a researcher-grade senior engineer.

HUANG Long, aged 60, is the Vice Chairman of the Company, the Vice President of Huaneng Group, the Director of HIPDC and SinoSing Power Pte. Ltd., the Chairman of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd., and a Director of Shenzhen Energy Group Co., Ltd.. He was the Vice President and the Secretary to the Board of Directors of the Company. He was graduated from North Carolina State University in the U.S. with a master degree in science, majoring in communications and auto-control. He is a senior engineer.

LI Shiqi, aged 57, is a Director of the Company and the President of HIPDC. He was the Chairman and the Executive Vice Chairman of Huaneng Capital Services Co., Ltd.. Mr. Li was graduated from Renmin University of China, majoring in finance. He is a senior accountant.

HUANG Jian, aged 51, is a Director of the Company, an Assistant to the President of Huaneng Group, the Executive Vice Chairman of Huaneng Capital Services Co., Ltd. and the Chairman of Huaneng Hainan Power Ltd and Huaneng Carbon Assets Management Company Limited. He was the Deputy Chief Economist and the Chief of Financial Planning of Huaneng Group. Mr. Huang was graduated from the Department of Accounting of Institute of Fiscal Science of the Ministry of Finance with a postgraduate degree of master in economics. He is a senior accountant.

LIU Guoyue, aged 50, is a Director and the President of the Company, the Vice President of Huaneng Group, the Chairman of Shanghai Times Shipping Limited Company, a Director of Xi'an Thermal Research Institute

Limited Company, an Executive Director of Huaneng Power International Fuel Co., Ltd. and a Director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He was the Vice President of the Company. He was graduated from North China Electric Power University, majoring in thermal engineering. He holds a doctor's degree in engineering. He is a senior engineer.

FAN Xiaxia, aged 51, is a Director and the Vice President of the Company and the Vice Chairman of Huaneng Shidaowan Nuclear Power Co., Ltd.. He was an Assistant to the President of the Company and the General Manager (Officer) of the Company's Zhejiang Branch (Yuhuan Power Plant Preparatory Office). He was graduated from the Economic Management School of Tsinghua University with a EMBA degree. He is a senior engineer.

SHAN Qunying, aged 60, is a Director of the Company and the Chairman of Hebei Xingtai Power Generation Limited Company. He was the Chief of the Energy & Communication Division of Hebei Provincial Construction Investment Company, the Vice President of Hebei Construction & Investment Group Co., Ltd. and the Vice Chairman of Hebei Construction Investment Energy Investment Limited Company and Guodian Construction Investment Inner Mongolia Energy Limited Company. He was graduated from the Management Institute of Tianjin University with a EMBA degree. He is a senior engineer.

GUO Hongbo, aged 45, is a Director of the Company and the President and the Vice Chairman of Liaoning Energy Investment (Group) Limited Liability Company. He was the Deputy General Manager, the Deputy Executive General Manager and a Director of Liaoning Energy Investment (Group) Limited Liability Company. Mr. Guo was graduated from Jilin University, majoring in administrative management, and holds a postgraduate degree of master in management. He is a researcher-grade senior engineer.

XU Zujian, aged 59, is a Director of the Company, the Vice President of Jiangsu Guoxin Investment Group Limited and the Chairman of Jiangsu Investment Management Co. Ltd. and Zking Property & Casualty Insurance Co., Ltd.. He was the Vice President of Jiangsu Provincial International Trust & Investment Corporation and the President of Jiangsu Investment Management Co. Ltd.. He was graduated from Liaoning Finance University, majoring in infrastructure finance, and holds a bachelor's degree. He is a senior economist.

XIE Rongxing, aged 51, is a director of the Company, the Vice President of Fujian Provincial Investment and Development Group Co., Ltd., the Vice Chairman of Fujian Cotton Ertan Hydropower Development Co., Ltd., Xiamen China International Electric Power Development Co., Ltd. and Zhonghai Fujian Gas Power Co., Ltd., a Director of Fujian Fuqing Nuclear Power Co., Ltd. and Fujian Sanming Nuclear Power Co., Ltd. and the Vice Chairman of Fujian Shuikou Power Group Co., Ltd.. He was the Vice President of Fujian Investment & Development Group Company. He was graduated from Hubei Financial College, majoring in financial credit for infrastructure construction projects, and holds a bachelor's degree. He is a MBA graduate of North Virginia University and is an economist.

SHAO Shiwei, aged 68, is an Independent Director of the Company. He is also an Independent Director of Shanghai Electric Power Co., Ltd., Shanghai Magus Technology Co., Ltd., Shanghai Zhixin Electric Co., Ltd. and Leshan Electric Power Co., Ltd.. He was the Chairman and the President of Huadong Grid Network Company and the Chairman of the Supervisory Committee of Shanghai Electric Power Co., Ltd.. He was graduated from Tianjin University, majoring in power plant, power grid and power system. He is a professor-grade senior engineer.

WU Liansheng, aged 43, is an Independent Director of the Company, a Professor and associate Director of the MBA Center of the Guanghua Management Institute of Peking University and an Independent Director of China National Building Materials Company Limited, Western Mining Co., Ltd, Wanda International Cinemas Co., Ltd. and Xinhua Network Co. Ltd.. He previously served in the Guanghua Management Institute of Peking University as a lecturer, an Associate Professor, the Deputy Head and the Head of the Department of Accounting. He was an Independent Director of Rongsheng Development Joint Stock Limited Company. He was graduated from Zhongnan University of Finance and Economics with a PhD in Management (Accounting).

LI Zhensheng, aged 69, is an Independent Director of the Company and TGOOD Electric Co., Ltd.. He was the Chief Economist and Consultant of State Grid Corporation. Mr. Li was graduated from Hebei University of Technology with a bachelor's degree. He is also a professor-grade senior engineer.

QI Yudong, aged 47, is the Independent Director of the Company and the Assistant to the Principal of Capital University of Economics and Business. He is also the Director and a Professor (Grade II) of China Centre for the Research of Industrial Economics, mentor to PhD and post-doctoral tutor (finance discipline). He is an External Supervisor and the Chairman of the Audit Committee under the Supervisory Committee of Hua Xia Bank Co., Ltd., an Independent Director and the Chairman of the Remuneration and Appraisal Committee of China Garments Co., Ltd. and an Independent Director of Shenzhen Fountain Corporation. He was the Director of the School of Business Administration of Capital University of Economics and Business. He was graduated from the Graduate School of Chinese Academy of Social Sciences, majoring in industrial economics, with a PhD in Economics.

ZHANG Shouwen, aged 47, is an Independent Director of the Company and a Professor and Doctoral Mentor in the Law School of Peking University, the Director of Economic Law Institute of Peking University, the Vice President and Secretary General of the Economic Law Research Society of China Law Society and an Independent Director of Guoxin Securities Co., Ltd.. He was a lecturer and Associate Professor of the Law School of Peking University. He was graduated from the Law School of Peking University with a PhD in Laws.

GUO Junming, aged 48, is the Chairman of the Company's Supervisory Committee, the Chief Accountant of Huaneng Group, a Director of HIPDC and the Chairman of Huaneng Capital Services Co. Ltd.. He was the Deputy Chief Accountant and the Manager of the Finance Department of Huaneng Group. He was graduated from Shanxi Finance and Economic Institute, majoring in business finance and accounting, and holds a bachelor's degree. He is a senior accountant.

HAO Tingwei, aged 51, was the Vice Chairman of the Supervisory Committee of the Company during the reporting period. He was a Director and the Vice President of Dalian Construction Investment Corporation, a Director of Liaoning Hongyanhe Nuclear Power Co., Ltd. and the Vice Chairman of Dalian Taishan Thermal Power Co., Ltd.. He was the Vice President of Dalian Municipal Construction Investment Company. He was graduated from Dalian Polytechnic University, majoring in electronics. He holds a post-graduate degree.

ZHANG Mengjiao, aged 49, is a Supervisor of the Company, the Manager of the Finance Department of HIPDC, a Supervisor of Huaneng Anyuan Generation Co., Ltd., Huaneng DuanZhai Coal & Electricity Co., Ltd., Huaneng Chaohu Power Generation Co., Ltd. and Shaunxi Coal Industry Co., Ltd. and the Chairman of the Supervisory Committee of Huaneng Shaanxi Power Generation Co., Ltd.. She was the Deputy Manager of the Finance Department of the Company. She was graduated from Xiamen University, majoring in accounting. She holds a Master's Degree in economics and is a senior accountant.

GU Jianguo, aged 47, is a Supervisor of the Company, the Chairman of Nantong Investment & Management Limited Company and the Vice President of Nantong State-owned Assets Investment Holdings Co., Ltd.. Mr. Gu was a Director and the President of Nantong Investment & Management Limited Company. He was graduated from Nanjing University of Aeronautics and Astronautics with a bachelor's degree. He is an economist.

WANG Zhaobin, aged 58, is a Supervisor of the Company and the Chairman of the Labour Union. He was the Manager of the Administration Department and the Corporate Culture Department of the Company. He was graduated from China Beijing Municipal Communist Party School, majoring in economic management, and holds a bachelor's degree. He is a senior corporate culture specialist.

ZHANG Ling, aged 53, is a Supervisor and the Manager of the Audit and Supervisory Department of the Company. She was the Manager of the Equity Management Department of the Company. She was graduated from Zhongnan University of Finance and Economics with a bachelor's degree in management, majoring in financial. She is a senior accountant.

BIOGRAPHIES OF SENIOR MANAGEMENT
LIU Guoyue, aged 50, is a Director and the President of the Company, the vice president of China Huaneng Group, the Chairman of Shanghai Times Shipping Limited Company, a Director of Xi'an Thermal Research Institute Limited Company, an Executive Director of Huaneng Power International Fuel Co., Ltd. and a Director of Tuas Power Ltd., Tuas Power Supply Pte Ltd. and Tuas Power Utilities Pte Ltd.. He was the Vice President of the Company. He was graduated from North China Electric Power University, majoring in thermal engineering. He holds a doctor's degree in engineering. He is a senior engineer.

FAN Xiaxia, aged 51, is a Director and the Vice President of the Company and the Vice Chairman of Huaneng Shidaowan Nuclear Power Co., Ltd.. He was an Assistant to the President of the Company and the General Manager (Officer) of the Company's Zhejiang Branch (Yuhuan Power Plant Preparatory Office). He was graduated from the Economic Management School of Tsinghua University with a EMBA degree. He is a senior engineer.

GU Biquan, aged 56, is the Vice President and the Chief Legal Adviser of the Company. He was the Secretary to the Board of Directors of the Company. He was graduated from Beijing Broadcasting Television University, majoring in electronic engineering. He is an engineer.

ZHOU Hui, aged 50, is the Vice President and the Chief Accountant of the Company. She was the Chief Accountant of the Company. She was graduated from Renmin University of China with a postgraduate degree of master in economics. She is a senior accountant.

ZHAO Ping, aged 51, is the Vice President of the Company. He was the Chief Engineer of the Company. He was graduated from Tsinghua University, majoring in thermal engineering, with a postgraduate degree of master in science and a EMBA degree. He is a researcher-grade senior engineer.

DU Daming, aged 47, is the Vice President and the Secretary to the Board of Directors of the Company. He was the Chief of the Administration Office of Huaneng Group and the Chief of the Office of the Board of Directors of the Company. He was graduated from North China Electric Power University, majoring in electric system and automation, with a postgraduate degree of master in science. He is a senior engineer.

WU Senrong, aged 52, is the Vice President of the Company. He was the Manager of the Human Resources Department of the Company. He was graduated from the School of Economics and Management of Tsinghua University, majoring in business administration for senior management, with a bachelor's degree and a EMBA degree. He is a researcher-grade senior engineer.

SONG Zhiyi, aged 53, is the Vice President of the Company. He was the General Manager of Huaneng Northeast Branch and the Head of Construction Department of Huaneng Group. He was graduated from the Guanghua Management Institute of Peking University, majoring in business administration, with a bachelor's degree and a MBA degree. He is a senior engineer.

LI Jianmin, aged 52, is the Vice President of the Company. He was the General Manager (Factory Manager) of Huaneng Zhejiang Branch (Yuhuan Power Plant) and the General Manager of Huaneng Hebei Branch. He was graduated from Northeast Electricity College, majoring in power plant and electricity system, with a bachelor's degree in science. He is a researcher-grade senior engineer.

HE Yong, aged 55, is the Chief Engineer of the Company. He was the Manager of the Safety and Production

Department and the Deputy Chief Engineer of the Company. He was graduated from Wuhan University, majoring in corporate management, with a postgraduate degree of master in management. He is a researcher-grade senior engineer.

LI Shuqing, aged 50, was the Vice President of the Company during the reporting period. He was the General Manager of Huaneng Shanghai Branch. He was graduated from Shanghai Electric Power Institute, majoring in thermodynamics, with a bachelor's degree in science. He is a senior engineer.

CORPORATE INFORMATION

Legal Address of the Company	Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People's Republic of China

Company Secretary	Du Daming
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People's Republic of China

Authorized Representatives	Liu Guoyue
Fan Xiaxia

Hong Kong Share Registrar	Hong Kong Registrars Limited
Shops 1712-1716
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

Depository	The Bank of New York
BNY Mellon Shareowner Services
P.O. Box 30170
College Station
TX 77842-3170 USA

LEGAL ADVISERS TO THE COMPANY
As to Hong Kong law	Herbert Smith Freehills
23rd Floor, Gloucester Tower
15 Queen's Road Central
Central
Hong Kong

As to PRC law	Haiwen & Partners
20th Floor, Fortune Finance Center
No.5 Dong San Huan Central Road
Chaoyang District
Beijing
The People's Republic of China

As to US law	Skadden, Arps, Slate, Meagher & Flom
42/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Central
Hong Kong

AUDITORS OF THE COMPANY
Domestic Auditors	KPMG Huazhen (Special General Partnership)
8/F., Tower E2, Oriental Plaza
1 East Chang An Avenue,
Beijing 100738, PRC

International Auditors	KPMG
8/F Prince's Building
10 Charter Road
Central, Hong Kong

LISTING INFORMATION
H Shares	The Stock Exchange of Hong Kong Limited
Stock Code: 902

ADSs	The New York Stock Exchange, Inc.
Ticker Symbol: HNP

A Shares	Shanghai Stock Exchange
Stock Code: 600011

PUBLICATIONS
The Company's interim and annual reports (A share version and H share version) were published in August 2013 and April 2014 respectively. As required by the United States securities laws, the Company will file an annual report in Form 20-F with the Securities and Exchange Commission of the U.S. before 30 April 2014. As the Company's A shares have already been issued and listed, the Company shall, in compliance of the relevant regulations of the China Securities Regulatory Commission and the Shanghai Stock Exchange, prepare quarterly reports. Copies of the interim and annual reports as well as the Form 20-F, once filed, will be available at:

Beijing	Huaneng Power International, Inc.
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing
The People's Republic of China

Tel: (8610)-6322 6999
Fax: (8610)-6322 6666
Website: http://www.hpi.com.cn

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

GLOSSARY

Equivalent Availability Factor (EAF):	Percentage on deration of usable hours on generating units in period hour, i.e.
EAF	Available Hours (AH) – Equivalent Unit Derated Hours (EUNDH)	x
=	Period Hour (PH)	100%

Gross Capacity Factor (GCF):

GCF	Gross Actual Generation (GAAG)	x
=	Period Hour (PH) × Gross Maximum Capacity (GMC)	100%

Weighted Average Coal Consumption Rate for Power Sold:	The standard of measurement on average consumption of coal for the production of every one kWh of electricity from a coal-fired generating unit. Unit: gram/kWh or g/kWh
Weighted Average Coal Consumption Rate for Power Generated:	The standard of measurement on average consumption of coal for the generation of every one kWh of electricity from a coal-fired generating unit. Unit: gram/kWh or g/kWh
Weighted Average House Consumption:	The rate of electricity consumption during power production versus power generating unit: %

Utilization Hour:	The operation hour coefficient converted from actual gross power generation of generating units to maximum gross capacity (or fixed capacity).

Capacity Rate:
Ratio between average capacity and maximum capacity which indicates the difference in capacity. The larger the ratio, the more balanced the power production, and the higher the utilization of facilities.

Power Generation:
Electricity generated by power plants (generating units) during the reporting period, or “power generation”. It refers to the consumed generated electricity produced by generating units with power energy being processed and transferred, or the product of actual consumed electricity generated by generating units and actual operation hours of generating units.

Electricity Sold:	Electricity for consumption or production sold by power producers to customers or power-producing counterparts.

GW:	Unit of power generation, = 109W, gigawatt
MW:	= 106W, megawatt
kW:	= 103W, kilowatt
kWh:	Unit of power, kilowatt hour

INDEPENDENT AUDITOR’S REPORT

To the shareholders of Huaneng Power International, Inc.
(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Huaneng Power International, Inc. (the “Company”) and its subsidiaries set out on pages 95 to 217, which comprise the consolidated and Company balance sheets as at 31 December 2013, the consolidated statement of comprehensive income, the consolidated and Company statements of changes in equity and the consolidated statement of cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION
In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Company and its subsidiaries as at 31 December 2013 and of the Company and its subsidiaries' profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

18 March 2014

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 31 DECEMBER 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB, except per share data)

		For the year ended 31 December
	Note	2013	2012

Operating revenue	5	133,832,875	133,966,659
Tax and levies on operations		(1,043,855)	(672,040)

Operating expenses
Fuel	6	(73,807,817)	(82,355,449)
Maintenance		(3,856,975)	(2,846,521)
Depreciation		(11,293,522)	(11,032,748)
Labor		(5,762,884)	(5,112,484)
Service fees on transmission and transformer facilities of HIPDC	35(b)	(140,771)	(140,771)
Purchase of electricity		(4,955,603)	(7,101,878)
Others	6	(8,860,409)	(7,747,828)

Total operating expenses		(108,677,981)	(116,337,679)

Profit from operations		24,111,039	16,956,940

Interest income		170,723	175,402

Financial expenses, net
Interest expense	6	(7,787,472)	(8,897,097)
Exchange gain/(loss) and bank charges, net		94,109	(166,778)

Total financial expenses, net		(7,693,363)	(9,063,875)

Share of profits of associates and joint ventures	8	615,083	622,358
Loss on fair value changes of financial assets/liabilities		(5,701)	(1,171)
Other investment income		224,908	187,131

Profit before income tax expense	6	17,422,689	8,876,785

Income tax expense	32	(4,522,671)	(2,510,370)

Net profit		12,900,018	6,366,415

		For the year ended 31 December
	Note	2013	2012

Other comprehensive (loss)/income, net of tax
Items that may be reclassified subsequently to profit or loss:
Fair value changes of available-for-sale financial asset		(106,244)	98,516
Share of other comprehensive (loss)/income of investees accounted for under the equity method		(35,481)	30,070
Effective portion of cash flow hedges		417,891	(325,375)
Translation differences of the financial statements of foreign operations		(782,063)	536,231

Other comprehensive (loss)/income, net of tax		(505,897)	339,442

Total comprehensive income		12,394,121	6,705,857

Net profit attributable to:
– Equity holders of the Company		10,426,024	5,512,454
– Non-controlling interests		2,473,994	853,961

		12,900,018	6,366,415

Total comprehensive income attributable to:
– Equity holders of the Company		9,920,884	5,850,701
– Non-controlling interests		2,473,237	855,156

		12,394,121	6,705,857

Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)
– Basic and diluted	33	0.74	0.39

Dividends paid	22	2,951,631	702,867

Proposed dividend	22	5,341,046	2,951,631

Proposed dividend per share (expressed in RMB per share)	22	0.38	0.21

The notes on pages 105 to 217 are an integral part of these financial statements.

BALANCE SHEETS
AS AT 31 DECEMBER 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		The Company and its Subsidiaries		The Company
		As at 31 December		As at 31 December
	Note	2013	2012	2013	2012

ASSETS

Non-current assets
Property, plant and equipment	7	181,415,181	177,013,627	65,802,124	64,815,452
Investments in associates and joint ventures	8	16,678,694	14,596,771	13,854,170	11,915,374
Investments in subsidiaries	9(a)	–	–	38,896,255	39,284,115
Loans to subsidiaries	9(b)	–	–	1,787,233	1,400,000
Available-for-sale financial assets	10	3,111,164	3,052,822	3,099,051	3,040,709
Land use rights	11	4,491,285	4,297,183	1,459,245	1,497,255
Power generation license	12	3,837,169	4,084,506	–	–
Mining rights		1,922,655	1,922,655	–	–
Deferred income tax assets	30	652,358	532,387	423,594	860,779
Derivative financial assets	13	14,245	13,723	–	–
Goodwill	14	12,758,031	14,417,543	106,854	108,938
Other non-current assets	15	3,165,067	3,082,894	283,713	219,887

Total non-current assets		228,045,849	223,014,111	125,712,239	123,142,509

Current assets
Inventories	16	6,469,026	7,022,384	2,323,873	2,488,249
Other receivables and assets	17	2,072,981	2,990,395	2,152,521	2,405,140
Accounts receivable	18	15,562,121	15,299,964	6,559,753	6,622,889
Trading securities		–	93,753	–	–
Loans to subsidiaries	9(b)	–	–	26,952,700	26,141,786
Derivative financial assets	13	91,727	55,268	–	–
Bank balances and cash	34	9,433,385	10,624,497	5,219,424	4,613,008
Assets held for sale	19	557,671	–	787,611	–

Total current assets		34,186,911	36,086,261	43,995,882	42,271,072

Total assets		262,232,760	259,100,372	169,708,121	165,413,581

	The Company and its Subsidiaries			The Company
	As at 31 December			As at 31 December
	Note	2013	2012	2013	2012

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	20	14,055,383	14,055,383	14,055,383	14,055,383
Capital surplus		17,347,068	17,719,077	17,630,514	18,307,065
Surplus reserves	21	7,085,454	7,085,454	7,085,454	7,085,454
Currency translation differences		(817,243)	(35,937)	–	–
Retained earnings
– Proposed dividend	22	5,341,046	2,951,631	5,341,046	2,951,631
– Others		19,438,957	14,354,526	11,341,079	9,170,474

		62,450,665	56,130,134	55,453,476	51,570,007
Non-controlling interests		12,742,309	9,830,208	—	—

Total equity		75,192,974	65,960,342	55,453,476	51,570,007

Non-current liabilities
Long-term loans	23	60,513,671	72,564,824	16,604,712	22,182,258
Long-term bonds	24	23,726,550	22,884,688	23,726,550	22,884,688
Deferred income tax liabilities	30	2,032,417	2,011,729	–	–
Derivative financial liabilities	13	383,405	837,005	116,568	210,137
Other non-current liabilities	25	1,404,898	1,247,464	831,530	713,694

Total non-current liabilities		88,060,941	99,545,710	41,279,360	45,990,777

Current liabilities
Accounts payable and other liabilities	26	25,321,374	19,992,901	11,196,737	8,057,585
Taxes payable	27	1,647,925	1,275,430	738,322	562,973
Dividends payable		166,270	70,839	–	–
Salary and welfare payables		188,837	217,967	68,776	64,039
Derivative financial liabilities	13	43,591	88,641	–	–
Short-term bonds	28	15,135,024	35,449,763	15,135,024	35,449,763
Short-term loans	29	37,937,046	27,442,076	31,490,000	19,633,871
Current portion of long-term loans	23	12,796,956	9,056,703	8,655,776	4,084,566
Current portion of long-term bonds	24	5,690,650	–	5,690,650	–
Liabilities held for sale	19	51,172	–	–	–

Total current liabilities		98,978,845	93,594,320	72,975,285	67,852,797

Total liabilities		187,039,786	193,140,030	114,254,645	113,843,574

Total equity and liabilities		262,232,760	259,100,372	169,708,121	165,413,581

These financial statements were approved for issue by the Board of Directors on 18 March 2014 and were signed on its behalf.

Liu Guoyue	Fan Xiaxia
Director	Director

The notes on pages 105 to 217 are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company

		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity

Balance as at 1 January 2012	14,055,383	16,780,924	(393,710)	358,398	1,070,883	17,816,495	7,013,849	(570,973)	12,568,175	50,882,929	8,674,824	59,557,753
Profit for the year ended 31 December 2012	–	–	–	–	–	–	–	–	5,512,454	5,512,454	853,961	6,366,415
Other comprehensive (loss)/income:
Fair value changes from available-for-sale financial asset – gross	–	–	–	131,355	–	131,355	–	–	–	131,355	–	131,355
Fair value changes from available-for-sale financial asset – tax	–	–	–	(32,839)	–	(32,839)	–	–	–	(32,839)	–	(32,839)
Shares of other comprehensive income/(loss) of investees accounted for under the equity method – gross	–	–	–	48,083	(5,992)	42,091	–	–	–	42,091	–	42,091
Shares of other comprehensive income/(loss) of investees accounted for under the equity method – tax	–	–	–	(12,021)	–	(12,021)	–	–	–	(12,021)	–	(12,021)
Changes in fair value of effective portion of cash flow hedges – gross	–	–	(474,555)	–	–	(474,555)	–	–	–	(474,555)	–	(474,555)
Changes in fair value of effective portion of cash flow hedges – tax	–	–	86,086	–	–	86,086	–	–	–	86,086	–	86,086
Cash flow hedges recorded in shareholders' equity reclassified to inventories – gross	–	–	(243,312)	–	–	(243,312)	–	–	–	(243,312)	–	(243,312)

Cash flow hedges recorded in shareholders' equity reclassified to inventories – tax	–	–	41,363	–	–	41,363	–	–	–	41,363	–	41,363
Cash flow hedges recorded in shareholders' equity reclassified to exchange gain and bank charges, net – gross	–	–	98,187	–	–	98,187	–	–	–	98,187	–	98,187
Cash flow hedges recorded in shareholders' equity reclassified to exchange gain and bank charges, net – tax	–	–	(16,692)	–	–	(16,692)	–	–	–	(16,692)	–	(16,692)
Cash flow hedges recorded in shareholders' equity reclassified to interest expense – gross	–	–	226,910	–	–	226,910	–	–	–	226,910	–	226,910
Cash flow hedges recorded in shareholders' equity reclassified to interest expense – tax	–	–	(43,362)	–	–	(43,362)	–	–	–	(43,362)	–	(43,362)
Currency translation differences	–	–	–	–	–	–	–	535,036	–	535,036	1,195	536,231

Total comprehensive (loss)/income for the year ended 31 December 2012	–	–	(325,375)	134,578	(5,992)	(196,789)	–	535,036	5,512,454	5,850,701	855,156	6,705,857
Capital injection	–	100,840	–	–	–	100,840	–	–	–	100,840	–	100,840
Transfer to surplus reserves	–	–	–	–	–	–	71,605	–	(71,605)	–	–	–
Dividends relating to 2011	–	–	–	–	–	–	–	–	(702,867)	(702,867)	(363,803)	(1,066,670)
Net capital injection from non-controlling interests of subsidiaries	–	–	–	–	–	–	–	–	–	–	665,333	665,333
Other capital transaction with non-controlling interests	–	–	–	–	(1,469)	(1,469)	–	–	–	(1,469)	(1,302)	(2,771)

Balance as at 31 December 2012	14,055,383	16,881,764	(719,085)	492,976	1,063,422	17,719,077	7,085,454	(35,937)	17,306,157	56,130,134	9,830,208	65,960,342

	Attributable to equity holders of the Company

		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for- sale financial assets revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Currency translation differences	Retained earnings	Total	Non-controlling interests	Total equity

Balance as at 1 January 2013	14,055,383	16,881,764	(719,085)	492,976	1,063,422	17,719,077	7,085,454	(35,937)	17,306,157	56,130,134	9,830,208	65,960,342
Profit for the year ended 31 December 2013	–	–	–	–	–	–	–	–	10,426,024	10,426,024	2,473,994	12,900,018
Other comprehensive (loss)/income:
Fair value changes from available-for-sale financial asset – gross	–	–	–	(141,658)	–	(141,658)	–	–	–	(141,658)	–	(141,658)
Fair value changes from available-for-sale financial asset – tax	–	–	–	35,414	–	35,414	–	–	–	35,414	–	35,414
Shares of other comprehensive loss of investees accounted for under the equity method – gross	–	–	–	(47,236)	–	(47,236)	–	–	–	(47,236)	–	(47,236)
Shares of other comprehensive loss of investees accounted for under the equity method – tax	–	–	–	11,755	–	11,755	–	–	–	11,755	–	11,755
Changes in fair value of effective portion of cash flow hedges – gross	–	–	303,472	–	–	303,472	–	–	–	303,472	–	303,472
Changes in fair value of effective portion of cash flow hedges – tax	–	–	(54,371)	–	–	(54,371)	–	–	–	(54,371)	–	(54,371)
Cash flow hedges recorded in shareholders’ equity reclassified to inventories – gross	–	–	7,116	–	–	7,116	–	–	–	7,116	–	7,116
Cash flow hedges recorded in shareholders’ equity reclassified to – inventories – tax	–	–	(1,210)	–	–	(1,210)	–	–	–	(1,210)	–	(1,210)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange loss and bank charges, net – gross	–	–	(1,759)	–	–	(1,759)	–	–	–	(1,759)	–	(1,759)
Cash flow hedges recorded in shareholders’ equity reclassified to exchange loss and bank charges, net – tax	–	–	299	–	–	299	–	–	–	299	–	299
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense – gross	–	–	203,673	–	–	203,673	–	–	–	203,673	–	203,673
Cash flow hedges recorded in shareholders’ equity reclassified to interest expense – tax	–	–	(39,329)	–	–	(39,329)	–	–	–	(39,329)	–	(39,329)
Currency translation differences	–	–	–	–	–	–	–	(781,306)	–	(781,306)	(757)	(782,063)

Total comprehensive (loss)/income for the year ended 31 December 2013	–	–	417,891	(141,725)	–	276,166	–	(781,306)	10,426,024	9,920,884	2,473,237	12,394,121
Dividends relating to 2012 (Note 22)	–	–	–	–	–	–	–	–	(2,951,631)	(2,951,631)	(635,307)	(3,586,938)
Capital injections from non-controlling interests of subsidiaries	–	40,005	–	–	–	40,005	–	–	–	40,005	828,220	868,225
Acquisitions of subsidiaries (Note 40)	–	–	–	–	–	–	–	–	–	–	254,750	254,750
Acquisitions of non-controlling interests	–	–	–	–	–	–	–	–	(556)	(556)	(8,799)	(9,355)
Others*	–	(688,180)	–	–	–	(688,180)	–	–	9	(688,171)	–	(688,171)

Balance as at 31 December 2013	14,055,383	16,233,589	(301,194)	351,251	1,063,422	17,347,068	7,085,454	(817,243)	24,780,003	62,450,665	12,742,309	75,192,974

*
Others mainly represented state-owned fund allocated from government budget received from the Ministry of Finance of PRC through China Huaneng Group (“國有資本經營預算資金”) of approximately RMB640 million in previous years, which was repaid to China Huaneng Group in 2013 and subsequently lent to the Company as an entrusted loan pursuant to relevant regulation in the PRC.

The notes on pages 105 to 217 are an integral part of these financial statements.

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 31 DECEMBER 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Retained earnings	Total equity

Balance as at 1 January 2012	14,055,383	16,780,924	(151,748)	385,674	1,093,892	18,108,742	7,013,849	9,262,502	48,440,476
Profit for the year ended 31 December 2012	–	–	–	–	–	–	–	3,634,075	3,634,075
Other comprehensive income/(loss):
Fair value changes from available-for-sale financial asset – gross	–	–	–	131,355	–	131,355	–	–	131,355
Fair value changes from available-for-sale financial asset – tax	–	–	–	(32,839)	–	(32,839)	–	–	(32,839)
Changes in fair value of effective portion of cash flow hedges – gross	–	–	(67,651)	–	–	(67,651)	–	–	(67,651)
Changes in fair value of effective portion of cash flow hedges – tax	–	–	16,913	–	–	16,913	–	–	16,913
Cash flow hedges recorded in shareholders' equity reclassified to interest expense – gross	–	–	59,847	–	–	59,847	–	–	59,847
Cash flow hedges recorded in shareholders' equity reclassified to interest expense – tax	–	–	(14,962)	–	–	(14,962)	–	–	(14,962)

Total comprehensive (loss)/income for the year ended 31 December 2012	–	–	(5,853)	98,516	–	92,663	–	3,634,075	3,726,738

Capital injection	–	105,660	–	–	–	105,660	–	–	105,660
Transfer to surplus reserves	–	–	–	–	–	–	71,605	(71,605)	–
Dividends relating to 2011	–	–	–	–	–	–	–	(702,867)	(702,867)

Balance as at 31 December 2012	14,055,383	16,886,584	(157,601)	484,190	1,093,892	18,307,065	7,085,454	12,122,105	51,570,007

The notes on pages 105 to 217 are an integral part of these financial statements.

	Attributable to equity holders of the Company
		Capital surplus
	Share capital	Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal	Surplus reserves	Retained earnings	Total equity

Balance as at 1 January 2013	14,055,383	16,886,584	(157,601)	484,190	1,093,892	18,307,065	7,085,454	12,122,105	51,570,007
Profit for the year ended 31 December 2013	–	–	–	–	–	–	–	7,511,651	7,511,651
Other comprehensive income/(loss):
Fair value changes from available-for-sale financial asset – gross	–	–	–	(141,658)	–	(141,658)	–	–	(141,658)
Fair value changes from available-for-sale financial asset – tax	–	–	–	35,414	–	35,414	–	–	35,414
Changes in fair value of effective portion of cash flow hedges – gross	–	–	34,759	–	–	34,759	–	–	34,759
Changes in fair value of effective portion of cash flow hedges – tax	–	–	(8,690)	–	–	(8,690)	–	–	(8,690)
Cash flow hedges recorded in shareholders' equity reclassified to interest expenses – gross	–	–	58,810	–	–	58,810	–	–	58,810
Cash flow hedges recorded in shareholders' equity reclassified to interest expenses – tax	–	–	(14,701)	–	–	(14,701)	–	–	(14,701)

Total comprehensive income/(loss) for the year ended 31 December 2013	–	–	70,178	(106,244)	–	(36,066)	–	7,511,651	7,475,585

Dividends relating to 2012 (Note 22)	–	–	–	–	–	–	–	(2,951,631)	(2,951,631)
Others*	–	(640,485)	–	–	–	(640,485)	–	–	(640,485)

Balance as at 31 December 2013	14,055,383	16,246,099	(87,423)	377,946	1,093,892	17,630,514	7,085,454	16,682,125	55,453,476

*
Others represented state-owned fund allocated from government budget received from the Ministry of Finance of PRC through China Huaneng Group (“國有資本經營預算資金”) of approximately RMB640 million in previous years, which was repaid to China Huaneng Group in 2013 and subsequently lent to the Company as an entrusted loan pursuant to relevant regulation in the PRC.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 31 DECEMBER 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	For the year ended 31 December
	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax expense	17,422,689	8,876,785
Adjustments to reconcile profit before income tax expense to net cash provided by operating activities:
Depreciation	11,293,522	11,032,748
Provision for impairment loss on property, plant and equipment	472,921	903,463
Provision for impairment loss on goodwill	980,513	107,735
Provision for impairment loss on land use right	6,804	–
Amortization of land use rights	139,609	135,140
Amortization of other non-current assets	112,384	86,275
Amortization of employee housing subsidies	940	2,247
Reversal of provision for doubtful accounts	(2,610)	(10,310)
(Reversal of)/provision for inventory obsolescence	(824)	12,155
Loss on fair value changes of financial assets/liabilities	5,701	1,171
Other investment income	(224,908)	(187,131)
Net loss on disposals of property, plant and equipment	897,222	252,741
Unrealized exchange gain, net	(107,249)	(5,085)
Share of profits of associates and joint ventures	(615,083)	(622,358)
Interest income	(170,723)	(175,402)
Interest expense	7,787,472	8,897,097
Changes in working capital:
Inventories	517,837	479,071

Other receivables and assets	992,322	329,263
Accounts receivable	(846,214)	303,586
Restricted cash	(7,091)	(1,877)
Accounts payable and other liabilities	4,598,219	(3,222,999)
Taxes payable	1,442,845	1,926,801
Salary and welfare payables	(26,492)	(34,835)
Others	106,484	45,136
Interest received	100,278	109,635
Income tax expense paid	(4,637,139)	(2,312,970)

Net cash provided by operating activities	40,239,429	26,928,082

		For the year ended 31 December
	Note	2013	2012

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for the purchase of property, plant and equipment		(17,691,382)	(15,474,614)
Proceeds from disposal of property, plant and equipment		166,459	949,469
Prepayments of land use rights		(5,947)	(81,382)
Payment for the purchase of other non-current assets		(32,601)	(51,615)
Cash dividends received		408,166	728,754
Payment for investment in associates and joint ventures		(2,017,853)	(947,574)
Cash paid for acquiring available-for-sale financial assets		(200,000)	(500,000)

Cash consideration paid for acquisition of subsidiaries, net of cash acquired	36,599	(149,048)
Cash received from disposal of trading securities	102,784	–
Cash received from disposal of a subsidiary	6,199	–
Short-term loan repayment from an associate	–	100,000
Others	173,326	116,406

Net cash used in investing activities	(19,054,250)	(15,309,604)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of short-term bonds	24,950,000	34,930,000
Repayments of short-term bonds	(45,000,000)	(11,000,000)
Proceeds from short-term loans	41,314,000	48,294,295
Repayments of short-term loans	(30,869,290)	(64,832,425)
Proceeds from long-term loans	5,091,175	19,425,661
Repayments of long-term loans	(12,889,078)	(32,483,848)
Issuance of long-term bonds	6,485,000	4,985,000
Interest paid	(8,290,433)	(8,941,814)
Net capital injection from non-controlling interests of subsidiaries	868,225	665,333
Government grants	274,472	266,949

Dividends paid to shareholders of the Company		(2,951,631)	(702,867)
Dividends paid to non-controlling interests of subsidiaries		(539,876)	(460,607)
Repayment of state-owned fund received from China Huaneng Group in prior years		(640,485)	–
Others		(42,167)	37,423

Net cash used in financing activities		(22,240,088)	(9,816,900)

Effect of exchange rate fluctuations on cash held		(108,806)	151,027

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(1,163,715)	1,952,605
Cash and cash equivalents as at beginning of the year		10,505,387	8,552,782

CASH AND CASH EQUIVALENTS AS AT END OF THE YEAR	34	9,341,672	10,505,387

The notes on pages 105 to 217 are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2013
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

1	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES
Huaneng Power International, Inc. (the “Company”) was incorporated in the People's Republic of China (the “PRC”) as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC. The Company and its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC and in the Republic of Singapore (“Singapore”). The Company conducts its business in Singapore through SinoSing Power Pte Ltd. (“SinoSing Power”) and its subsidiaries.

The directors consider Huaneng International Power Development Corporation (“HIPDC”) and China Huaneng Group (“Huaneng Group”) as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. HIPDC does not produce financial statements available for public use.

2	PRINCIPAL ACCOUNTING POLICIES
The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation
These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and the disclosure requirement of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, trading securities and derivative financial assets and liabilities.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company and its subsidiaries' accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

As at and for the year ended 31 December 2013, a portion of the Company and its subsidiaries' funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 31 December 2013, the Company and its subsidiaries have net current liabilities of approximately RMB64.8 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities of approximately RMB174.2 billion as at 31 December 2013, the Company and its subsidiaries are expected to refinance and also consider alternative sources of financing, where applicable and when needed. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and accordingly, these consolidated financial statements are prepared on a going concern basis.
Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2012 described in those annual financial statements.

The Company and its subsidiaries have adopted the following new standards or amendments to standards that are first effective for the current accounting period.

•
Amendments to IAS 1, ‘Presentation of financial statements – Presentation of items of other comprehensive income’. The amendments require entities to present separately the items of other comprehensive income that would be reclassified to profit or loss in the future if certain conditions are met from those that would never be reclassified to profit or loss. The Company and its subsidiaries adopted the amendments from 1 January 2013. These amendments did not have any material impact on the consolidated financial statements.

•
IFRS 10, ‘Consolidated financial statements’ introduces a single control model to determine whether an investee should be consolidated, by focusing on whether the entity has power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power to affect the amount of those returns.

As a result of the adoption of IFRS 10, the Company and its subsidiaries have changed their accounting policy with respect to determining whether they have control over an investee. The adoption did not change any of the control conclusions reached by the Company and its subsidiaries in respect of its involvement with other entities as at 1 January 2013.

•
IFRS 11, ‘Joint arrangements’ divides joint arrangements into joint operations and joint ventures. Entities are required to determine the type of an arrangement by considering the structure, legal form, contractual terms and other facts and circumstances relevant to their rights and obligations under the arrangement. Joint arrangements which are classified as joint operations under IFRS 11 are recognized on a line-by-line basis to the extent of the joint operator's interest in the joint operation. All other joint arrangements are classified as joint ventures under IFRS 11 and are required to be accounted for using the equity method in the Company and its subsidiaries' consolidated financial statements. Proportionate consolidation is no longer allowed as an accounting policy choice.

As a result of the adoption of IFRS 11, the Company and its subsidiaries have changed their accounting policy with respect to their interests in joint arrangements and re-evaluated their involvement in their joint arrangements. The adoption of IFRS 11 did not have any material impact on the financial position and the financial result of the Company and its subsidiaries.

•
IFRS 12, ‘Disclosure of interests in other entities’ brings together into a single standard all the disclosure requirements relevant to an entity's interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The disclosures required by IFRS 12 are generally more extensive than those previously required by the respective standards. To the extent that the requirements are applicable to the Company and its subsidiaries, the Company and its subsidiaries have provided those disclosures in Note 8, 9 and 41.

•
IFRS 13, ‘Fair value measurement’ replaces existing guidance in individual IFRSs with a single source of fair value measurement guidance. IFRS 13 also contains extensive disclosure requirements about fair value measurements for both financial instruments and non-financial instruments. To the extent that the requirements are applicable to the Company and its subsidiaries, the Company and its subsidiaries have provided those disclosures in Note 3(b). The adoption of IFRS 13 did not have any material impact on the fair value measurements of the Company and its subsidiaries' assets and liabilities.

•
Amendments to IAS 19, ‘Employee benefits’ introduces a number of amendments to the accounting for defined benefit plans. Among them, revised IAS 19 eliminates the “corridor method” under which the recognition of actuarial gains and losses relating to defined benefit schemes could be deferred and recognized in profit or loss over the expected average remaining service lives of employees. Under the revised standard, all actuarial gains and losses are required to be recognized immediately in other comprehensive income. Revised IAS 19 also changed the basis for determining income from plan assets from expected return to interest income calculated at the liability discount rate, and requires immediate recognition of past service cost, whether vested or not. This change in accounting policy did not have any material impact on the financial position and the financial result of the Company and its subsidiaries.

•
Annual Improvements to IFRSs 2009-2011 Cycle contains amendments to five standards with consequential amendments to other standards and interpretations. Among them, IAS 1 has been amended to clarify that an opening balance sheet is required only when a retrospective application of an accounting policy, a retrospective restatement or a reclassification has a material effect on the information presented in the opening balance sheet. The amendments also remove the requirement to present related notes to the opening balance sheet when such statement is presented. The adoption of the amendments did not have an impact on these financial statements because the Company and its subsidiaries have not made retrospective restatements during the periods presented.

•
Amendments to IFRS 7 – Disclosures – Offsetting financial assets and financial liabilities. The amendments introduce new disclosures in respect of offsetting financial assets and financial liabilities. Those new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32, Financial instruments: Presentation and those that are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments and transactions, irrespective of whether the financial instruments are set off in accordance with IAS 32.

The adoption of the amendments did not have an impact on the Company and its subsidiaries' financial statements because the Company and its subsidiaries have not offset financial instruments, nor have they entered into master netting arrangement or similar agreement which is subject to the disclosures of IFRS 7 during the periods presented.

(b)	Consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries.

Subsidiaries are investees over which the Company and its subsidiaries have the power to exercise control. The Company and its subsidiaries control an entity when it is exposed, or have rights, to variable returns from their involvement with the entity and have the ability to affect those returns through their power over the entity. When assessing whether the Company and its subsidiaries have power, only substantive rights (held by the Company and its subsidiaries and other parties) are considered.

Subsidiaries are fully consolidated from the date when control is transferred to the Company and its subsidiaries. They are de-consolidated from the date when control ceases. Intra-group balances, transactions and cash flows, and any unrealised income and expenses arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company and its subsidiaries' interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. The portion of the shareholders' equity of the subsidiaries, which is not attributable to the parent company, is separately presented as non-controlling interests in the shareholders' equity in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

(i)	Business combinations
The acquisition method is used to account for the business combinations of the Company and its subsidiaries (including business combination under common controls). The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Company and its subsidiaries. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company and its subsidiaries recognize any non-controlling interests in the acquiree either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of acquiree's identifiable net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill (Note 2(i)). If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

(ii)	Changes in ownership interests in subsidiaries without change of control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the equity owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

(iii)	Associates and joint ventures
Associates are investees over which the Company and its subsidiaries have significant influence on the financial and operating decisions. A joint venture is an arrangement whereby the Company and its subsidiaries and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

Investments in associates and joint ventures are initially recognized at cost and are subsequently measured using the equity method of accounting, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)). The excess of the initial investment cost over the proportionate share of the fair value of identifiable net assets of investee acquired is included in the initial investment cost (Note 2(i)). Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit or loss and long-term investment cost is adjusted accordingly.

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and joint ventures and the adjustments to align with the accounting policies of the Company and the Company's financial reporting periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees' net profit or loss. Net losses of investees are recognized to the extent of the carrying value of long-term equity investments and any other constituting long-term equity investments in investees that in substance form part of the investments in the investees. The Company and its subsidiaries continue to recognize investment losses and provision if they bear additional obligations which meet the recognition criteria.

The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into related other comprehensive income based on their proportionate share on the movements of the investees' other comprehensive income except net profit or loss, given there is no change in shareholding ratio.

When the investees appropriate profit or declare dividends, the carrying value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution.

The Company and its subsidiaries determine at each reporting date whether there is any objective evidence that the investment in the associate or the joint venture is impaired. If this is the case, the Company and its subsidiaries calculate the amount of impairment as the difference between the recoverable amount of the associate or the joint venture and its carrying value and recognize the amount in ‘share of profit of associates and joint ventures’ in the consolidated statement of comprehensive income.

Profits or losses resulting from transactions between the Company and its subsidiaries and the associates and joint ventures are recognized in the Company and its subsidiaries' financial statements only to the extent of the unrelated third party investor's interests in the associates and joint ventures. Loss from transactions between the Company and its subsidiaries and the associates and joint ventures is fully recognized and not eliminated when there is evidence for asset impairment.

If an investment in an associate becomes an investment in a joint venture or vice versa, retained interest is not remeasured. Instead, the investment continues to be accounted for under the equity method.

Gains and losses arising from dilution of investments in associates and joint ventures are recognized in the consolidated statement of comprehensive income.

In the Company's balance sheet, investments in associates and joint ventures are stated at cost less provision for impairment losses (Note 2(j)) unless classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)). Investment income from investments in associates and joint ventures is accounted for by the Company based on dividends received and receivable.

In all other cases, when the Company and its subsidiaries cease to have significant influence over an associate or joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognized in profit or loss. Any interest retained in that former investee at the date when significant influence or joint control is lost is recognized at fair value and this amount is regarded as the fair value on initial recognition of a financial asset (Note 2(k)).

(c)	Separate financial statements of the Company
Investments in subsidiaries are accounted for at cost less impairment unless classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)). Cost also includes direct attributable costs of investment. Investment income is recognized when the subsidiaries declare dividend.

(d)	Segment reporting
The Company and its subsidiaries determine the operating segment based on the internal organization structure, management requirement and internal reporting system for purposes of presenting reportable segment information.

An operating segment represents a component of the Company and its subsidiaries that meets all the conditions below: (i) the component earns revenue and incurs expenses in its daily operating activities; (ii) chief operating decision maker of the Company and its subsidiaries regularly reviews the operating results of the component in order to make decisions on allocating resources and assessing performance; (iii) the financial position, operating results, cash flows and other related financial information of the component are available. When the two or more operating segments exhibit similar economic characteristics and meet certain conditions, the Company and its subsidiaries combine them as one reportable segment.

(e)	Foreign currency translation
(i)	Functional and presentation currency
Items included in the financial statements of each of the Company and its subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Renminbi (“RMB”), which is the Company's functional and presentation currency.

(ii)	Transactions and balances
Foreign currency transactions are translated into the functional currency using the spot exchange rate on the transaction dates. On balance sheet date, foreign currency monetary items are translated into functional currency at the spot exchange rate on balance sheet date. Exchange differences are directly expensed in current period profit or loss unless they arises from foreign currency loans borrowed for purchasing or construction of qualifying assets which is eligible for capitalization or they arise from monetary items that qualify as hedging instruments in cash flow hedges which are recorded in other comprehensive income to the extent that the hedge is effective.

(iii)	Foreign subsidiaries
The operating results and financial position of the foreign subsidiaries are translated into presentation currency as follows:

Asset and liability items in each balance sheet of foreign operations are translated at the closing rates at the balance sheet date; equity items excluding retained earnings are translated at the spot exchange rates at the date of the transactions. Income and expense items in the statement of comprehensive income of the foreign operations are translated at average exchange rates approximating the rate on transaction dates. All resulting translation differences are recognized in other comprehensive income.

The cash flows denominated in foreign currencies and cash flows of overseas subsidiaries are translated at average exchange rates approximating the rates at the dates when cash flows incurred. The effect of the foreign currency translation on the cash and cash equivalents is presented in the statement of cash flows separately.

On the disposal of a foreign operation (that is, a disposal of the Company and its subsidiaries' entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a joint ventures that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss.

In the case of a partial disposal that does not result in the Company and its subsidiaries losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (that is, reductions in the Company and its subsidiaries' ownership interest in associates or joint venture that includes a foreign operation that do not result in the Company and its subsidiaries losing significant influence or joint control), the proportionate share of the accumulated exchange difference is reclassified to profit or loss.

(f)	Property, plant and equipment
Property, plant and equipment consists of dam, port facilities, buildings, electric utility plant in service, transportation facilities, others and construction-in-progress (“CIP”). Property, plant and equipment acquired or constructed are initially recognized at cost and carried at the net value of cost less accumulated depreciation and accumulated impairment loss, unless classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)).

Cost of CIP comprises construction expenditures, other expenditures necessary for the purpose of preparing the CIP for its intended use and those borrowing costs incurred before the assets are ready for intended use that are eligible for capitalization. CIP is not depreciated until such time as the relevant asset is completed and ready for its intended use.

Subsequent costs about property, plant and equipment are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Other subsequent expenditures not qualifying for capitalization are charged in the current period profit or loss when they are incurred.

Depreciation of property, plant and equipment is provided based on book value of the asset less estimated residual value over the estimated useful life using straight-line method. For those impaired property, plant and equipment, depreciation is provided based on book value after deducting impairment provision over the estimated useful life of the asset. The estimated useful lives are as follows:

Estimated useful lives
Dam	8 – 50 years
Port facilities	20 – 40 years
Buildings	8 – 30 years
Electric utility plant in service	5 – 30 years
Transportation facilities	8 – 27 years
Others	5 – 14 years

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. At the end of each year, the Company and its subsidiaries review the estimated useful lives, residual values and the depreciation method of the property, plant and equipment and make adjustment when necessary.

Property, plant and equipment is derecognized when it is disposed of, or is not expected to bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of the property, plant and equipment less book value and related tax expenses is recorded in ‘operating expenses – others’ in the statement of comprehensive income.

The carrying amount of property, plant and equipment is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount (Note 2(j)).

(g)	Power generation license
The Company and its subsidiaries acquired the power generation license as part of the business combination with Tuas Power Ltd. (“Tuas Power”). The power generation license is initially recognized at fair value at the acquisition date. The license has an indefinite useful life and is not amortized. The assessment that the license has an indefinite useful life is based on the expected renewal of power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. It is tested annually for impairment and carried at cost less accumulated impairment loss. Useful life of the power generation license is reviewed by the Company and its subsidiaries each financial period to determine whether events and circumstances continue to support the indefinite useful life assessment.

(h)	Mining rights

Mining rights are stated at cost less accumulated amortisation and impairment losses and are amortised based on the units of production method utilising only recoverable coal reserves as the depletion base, unless the mining rights are classified as held for sale (or included in a disposal group that is classified as held for sale) (Note 2(p)).

(i)	Goodwill
Goodwill arising from the acquisitions of subsidiaries, associates and joint ventures represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the Company and its subsidiaries' share of the net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (Note 2(j)).

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(j)	Impairment of non-financial assets
The carrying amounts of property, plant and equipment, intangible assets with definite useful lives, land use rights and long-term equity investments not accounted for as financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. Goodwill and indefinite-lived intangible assets are tested for impairment annually regardless of whether there are indications of impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less cost to sell. For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

An impairment loss in respect of goodwill is not reversed. Except for goodwill, all impaired non-financial assets are subject to review for possible reversal of impairment at each reporting date. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(k)	Financial assets
Financial assets are classified in the following categories at initial recognition: at fair value through profit or loss, loans and receivables and available-for-sale. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets.

(i)	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss include financial assets held for trading and designated upon initial recognition as at fair value through profit or loss. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(ii)	Loans and receivables
Loans and receivables refer to the non-derivative financial assets for which there is no quotation in the active market with fixed or determinable amount. They are included in current assets, except for maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are primarily included in as ‘accounts receivable’, ‘other receivables and assets’, ‘loans to subsidiaries’ and ‘other non-current assets’ in the balance sheets.

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in current assets when management intends to dispose of the available-for-sale financial assets within 12 months of the balance sheet date.

(iv)	Recognition and measurement
Regular purchases and sales of financial assets are recognized at fair value initially on trade-date – the date on which the Company and its subsidiaries commit to purchase or sell the asset. Transaction costs relating to financial assets at fair value through profit or loss are directly expensed in the profit or loss as incurred. Transaction costs for other financial assets are included in the carrying amount of the asset at initial recognition. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and all risks and rewards related to the ownership of the financial assets have been transferred to the transferee.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value. When an active market exists for a financial instrument, fair value is determined based on quoted prices in the active market. When no active market exists, fair value is determined by using valuation techniques. When applying valuation techniques, the Company and its subsidiaries maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Changes in the fair value of financial assets at fair value through profit or loss are recorded in ‘gain/(loss) on fair value changes of financial assets/liabilities’.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost. Loans and receivables are carried at amortized cost using the effective interest method.

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognized in other comprehensive income. When these financial assets are derecognized, the accumulated fair value adjustments recognized in equity are included in the statement of comprehensive income as ‘other investment income’. Dividends on available-for-sale financial assets are recorded in ‘other investment income’ when the right of the Company and its subsidiaries to receive payments is established.

(v)	Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries perform assessment on the book value of financial assets at the balance sheet date. Provision for impairment is made when there is objective evidence showing that a financial asset is impaired.

For investments in subsidiaries, associates and joint ventures, the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount. The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the investment below its cost is evidence that the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in profit or loss. Impairment losses recognized in the profit or loss on equity instruments are not reversed through the profit or loss.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The impaired amount is recognized as assets impairment loss in the current period. If there is objective evidence that the value of the financial assets has recovered as a result of objective changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through profit or loss. For the impairment test of receivables, please refer to Note 2(l).

(vi)	Derivative financial instruments and hedging activities
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Gain or loss arising from subsequent change in the fair value of derivative financial instruments is recognized in profit or loss except for the effective portions of gain or loss on the derivative financial instruments designated as cash flow hedges which are recognized directly in other comprehensive income. Cash flow hedge represents a hedge against the exposure to variability in cash flows, which such cash flow is originated from a particular risk associated with highly probable forecast transactions and variable rate borrowings and which could affect the statement of comprehensive income.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow change resulting from variability in cash flows of a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk of a committed future transaction. Hedging instruments are designated derivative for cash flow hedge whose cash flows are expected to offset changes in the cash flows of a hedged item.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

The Company and its subsidiaries document their assessments, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The Company and its subsidiaries apply ratio analysis method to evaluate the ongoing effectiveness of the cash flow hedge.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of comprehensive income within ‘gain/(loss) on fair value changes of financial assets/liabilities’.

Amounts accumulated in equity are reclassified to the profit or loss in the periods when the hedged item affects profit or loss. The gain or loss relating to the effective portion of interest rate swaps hedging variable rate borrowings is recognized in the statement of comprehensive income within ‘interest expense’. The gain or loss relating to the effective portion of exchange forward hedging foreign currency denominated payables is recognized in the statement of comprehensive income within ‘exchange gain/(loss) and bank charges, net’. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. In the case where the Company and its subsidiaries expect all or a portion of net loss previously recognized directly in other comprehensive income will not be recovered in future financial periods, the irrecoverable portion will be reclassified into profit or loss.

When a hedging instrument expires or is sold, terminated or exercised or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will discontinue hedge accounting. Any cumulative gain or loss existing in equity at that time remains in equity and is subsequently recognized when the forecast transaction is ultimately recognized in the profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of comprehensive income within ‘gain/(loss) on fair value changes of financial assets/liabilities’.

(l)	Loans and receivables
Loans and receivables, which primarily include accounts receivable, other receivables, loan to subsidiaries and other non-current assets, are recognized initially at fair value. Loans and receivables are subsequently measured at amortized cost less provision for doubtful debts using the effective interest method.

The Company and its subsidiaries establish an allowance for impairment that represents its estimate of incurred losses in respect of receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets.

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flows. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the statement of comprehensive income within ‘operating expenses – others’. When a receivable is uncollectible, it is written off against the allowance account for the receivable. Subsequent recoveries of amounts previously written off are credited against ‘operating expenses – others’ in the statement of comprehensive income.

(m)	Inventories
Inventories include fuel for power generation, materials for repairs and maintenance and spare parts, and are stated at lower of cost and net realizable values.

Inventories are initially recorded at cost and are charged to fuel costs or repairs and maintenance, respectively when used, or capitalized to property, plant and equipment when installed, as appropriate, using weighted average cost basis. Cost of inventories includes costs of purchase and transportation costs.

When the forecast transaction that is hedged results in the recognition of the inventory, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the inventory.

Provision for inventory obsolescence is determined by the excess of cost over net realizable value. Net realizable values are determined based on the estimated selling price less estimated conversion costs during power generation, selling expenses and related taxes in the ordinary course of business.

(n)	Related parties
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or jointly control of the same third party; one party is controlled or jointly controlled by a third party and the other party is an associate or a joint venture of the same third party.

(o)	Cash and cash equivalents
Cash and cash equivalents listed in the statement of cash flows represents cash in hand, call deposits held with banks, and other short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. Bank overdrafts that are repayable on demand and form an integral part of the cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flow.

(p)	Non-current assets (or disposal group) held for sale
Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro rata basis, except that no loss is allocated to inventories, financial assets or deferred tax assets, which continue to be measured in accordance with the Company and its subsidiaries' other accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in profit or loss.

Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated, and any equity-accounted investee is no longer equity accounted.

(q)	Borrowings
Borrowings are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method. Borrowings are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(r)	Borrowing costs
General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time the assets are substantially ready for their intended use or sale.

The amount of specific borrowing costs capitalized is net of the investment income on any temporary investment of the funds pending expenditure on the asset.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

(s)	Payables
Payables primarily include accounts payable and other liabilities, and are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(t)	Taxation
(i)	Value-added tax (“VAT”)
The domestic power, heat and coal sales of the Company and its subsidiaries are subject to VAT. VAT payable is determined by applying 17% (or 13% on heat) on the taxable revenue after offsetting deductible input VAT of the period.

According to the relevant regulations of Ministry of Finance of PRC and State Administration of Taxation, certain pilot regions have been under the Pilot Program for the transformation from Business Tax to VAT since 1 January 2012 and all other regions since 1 August 2013 for specified industry. The applicable tax rate of VAT for the Company and its subsidiaries in respect of the lease of tangible movable properties, transportation industry and other modern services industry are 17%, 11% and 6%, respectively.

(ii)	Business Tax (“BT”)
Port and transportation services of the Company and its subsidiaries are subject to BT at the applicable tax rate of 3% before the transformation became effective as stated in Note 2(t)(i).

(iii)	Goods and service tax (“GST”)
The power sales of the subsidiaries in Singapore are subject to goods and service tax of the country where they operate. GST payable is determined by applying 7% on the taxable revenue after offsetting deductible GST of the period.

(iv)	Current and deferred income tax
The income tax expense for the period comprises current and deferred income tax. Income tax expense is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective book values (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized. No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized.

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

On the balance sheet date, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled.

Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:

(1)	The Company and its subsidiaries have the legal enforceable right to offset current income tax assets and current income tax liabilities;

(2)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

(u)	Employee benefits
Employee benefits include all expenditures relating to the employees for their services. The Company and its subsidiaries recognize employee benefits as liabilities during the accounting period when employees render services and allocates to related cost of assets and expenses based on different beneficiaries.

In connection with pension obligations, the Company and its subsidiaries operate various defined contribution plans in accordance with the local conditions and practices in the countries and provinces in which they operate. A defined contribution plan is a pension plan under which the Company and its subsidiaries pay fixed contributions into a separate publicly administered pension insurance plan on mandatory and voluntary bases. The Company and its subsidiaries have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. The contributions are recognized as employee benefit when incurred. Prepaid contributions are recognized as assets to the extent that a cash refund or a reduction in the future payment is available.

(v)	Government grants
Government grants are recognized when the Company and its subsidiaries fulfill the conditions attaching to them and they are probable to be received. When government grants are received in the form of monetary assets, they are measured at the amount received or receivable. When the grant is in the form of non-monetary assets, it is measured at fair value. When fair value cannot be measured reliably, nominal amount is assigned.

Asset-related government grant is recognized as deferred income and is amortized evenly in profit or loss over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Company and its subsidiaries are recognized as deferred income and recorded in the profit or loss when related expenses or losses incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit or loss.

(w)	Revenue and income recognition
Revenue and income are recognized based the following methods:

Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries and the amount of the revenue and income can be measured reliably.

(i)	Electricity sales revenue
Electricity sales revenue represents the fair value of the consideration received or receivable for electricity sold in the ordinary course of the activities of the Company and its subsidiaries (net of VAT or GST). Revenue is earned and recognized upon transmission of electricity to the customers or the power grid controlled and owned by the respective regional or provincial grid companies.

(ii)	Coal sales revenue
Coal sales revenue represents the fair value of the consideration received or receivable for the sale of the coal in the ordinary course of the activities of the Company and its subsidiaries. Coal sales revenue is recognized when the coal is delivered to the customers and there is no unfulfilled obligation that could affect the customer's acceptance of the coal.

(iii)	Service revenue
Service revenue refers to amounts received from service of port loading and conveying. The Company and its subsidiaries recognize revenue when the relevant service is provided.

(iv)	Dividend income
Dividend income from unlisted investments is recognized when the shareholder's right to receive payment is established. Dividend income from listed investments is recognized when the share price of the investment goes ex-dividend.

(v)	Interest income
Interest income from deposits is recognized on a time proportion basis using effective interest method. Interest income from the finance lease is recognized on a basis that reflects a constant periodic rate of return on the net investment in the finance lease.

Leases where all the risks and rewards incidental to ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases.

(i)	Operating leases (lessee)
Operating lease expenses are capitalized or expensed on a straight-line basis over the lease term.

(ii)	Finance lease (lessor)
The Company and its subsidiaries recognize the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and sum of their respective present values is recognized as unrealized finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealized finance income over the lease term. On balance sheet date, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealized finance income in non-current assets and current assets, respectively.

Please refer to Note 2(k)(v) for impairment test on finance lease receivables.

(y)	Purchase of electricity
The overseas subsidiary of the Company recognizes electricity purchase cost when it purchases the electricity and transmits to its customers.

(z)	Financial guarantee contracts
The Company issues financial guarantee contracts that transfer significant insurance risk. Financial guarantee contracts are those contracts that require the issuer to make specified payments to reimburse the holders for losses they incur because specified debtors fail to make payments when due in accordance with the original or modified terms of debt instruments. Where the Company issues a financial guarantee, the fair value of the guarantee is initially recognized as deferred income within accounts payable and other liabilities. The fair value of financial guarantees issued at the time of issuance is determined by reference to fees charged in an arm's length transaction for similar services, when such information is obtainable, or is otherwise estimated by reference to interest rate differentials, by comparing the actual rates charged by lenders when the guarantee is made available with the estimated rates that lenders would have charged, had the guarantees not been available, where reliable estimates of such information can be made. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognized in accordance with the Company's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognized in profit or loss on initial recognition of any deferred income. The amount of the guarantee initially recognized as deferred income is amortized in profit or loss over the term of the guarantee as income from financial guarantees issued.

(aa)	Dividend distribution
Dividend distribution to the shareholders of the Company and its subsidiaries is recognized as a liability in the period when the dividend is approved in the shareholders' meeting.

(ab)	Contingencies
Contingent liabilities are not recognized in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefit is probable.

(ac)	Standards and amendments to published standards that are not yet effective but relevant to the Company and its subsidiaries
The following are standards or amendments to existing standards that have been published and are mandatory for the accounting periods beginning on or after 1 January 2014, but the Company and its subsidiaries have not early adopted:

•	Amendments to IAS 32, “Offsetting financial assets and financial liabilities”, which will be effective for accounting periods beginning on or after 1 January 2014.

•	Amendments to IAS 36, “Recoverable amount disclosures for non-financial assets”, which will be effective for accounting periods beginning on or after 1 January 2014.

•	Amendments to IAS 39, “Novation of derivatives and continuation of hedge accounting”, which will be effective for accounting periods beginning on or after 1 January 2014.

•	IFRIC 21 “Levies”, which will be effective for accounting periods beginning on or after 1 January 2014.

•	IFRS 9 “Financial instruments” (2013), which the mandatory effective date has not been determined yet.

The Company and its subsidiaries have not assessed full impact of adoption of these standards or amendments upon their effective date.

3	FINANCIAL, CAPITAL AND INSURANCE RISKS MANAGEMENT

(a)	Financial risk management
Risk management, including the management on the financial risks, is carried out under the instructions of the Strategic Committee of Board of Directors and the Risk Management Team. The Company works out general principles for overall management as well as management policies covering specific areas. In considering the importance of risks, the Company identifies and evaluates risks at head office and individual power plant level, and requires analysis and proper communication of the information collected periodically.

SinoSing Power and its subsidiaries are subject to financial risks that are different from the entities operating within the PRC. They have a series of controls in place to maintain the cost of risks occurring and the cost of managing the risks at an acceptable level. Management continually monitors the risk management process to ensure that an appropriate balance between risk and control is achieved. SinoSing Power and its subsidiaries have their written policies and financial authorization limits in place which are reviewed periodically. These financial authorization limits seek to mitigate and eliminate operational risks by setting approval thresholds required for entering into contractual obligations and investments.

(i)	Market risk
(1)	Foreign exchange risk
Foreign exchange risk of the entities operating within the PRC primarily arises from loans denominated in foreign currencies of the Company and its subsidiaries. SinoSing Power and its subsidiaries are exposed to foreign exchange risk on accounts payable and other payables that are denominated primarily in US$, a currency other than Singapore dollar (“S$”), their functional currency. Please refer to Note 23, 26 and 29 for details. The Company and its subsidiaries manage exchange risk through closely monitoring interest and exchange market.

As at 31 December 2013, if RMB had weakened/strengthened by 5% (2012: 5%) against US$ and 3% (2012: 3%) against EUR (“€”) with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB186 million (2012: RMB217 million) and RMB19 million (2012: RMB19 million) lower/higher, respectively. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related exchange rates during the previous year under analysis.

As at 31 December 2013, if S$ had weakened/strengthened by 10% (2012: 10%) against US$ with all other variables constant, exchange gain of the Company and its subsidiaries would have been RMB12 million (2012: RMB25 million) lower/higher, respectively. The ranges of such sensitivity disclosed above were based on the management's experience and forecast.

SinoSing Power and its subsidiaries also are exposed to foreign exchange risk on fuel purchases that are denominated primarily in US$. They substantially hedge their estimated foreign currency exposure in respect of forecast fuel purchases over the following three months using primarily foreign currency contracts.

(2)	Price risk
The available-for-sale financial assets and trading securities of the Company and its subsidiaries are exposed to equity security price risk. The trading securities were disposed of in 2013.

Detailed information relating to the available-for-sale financial assets is disclosed in Note 10. The Company has a supervisor in the supervisory committee of the investee and exercises influence in safeguarding its interest. The Company also closely monitors the pricing trends in the open market in determining its long-term strategic stakeholding decisions.

The Company and its subsidiaries are exposed to fuel price risk on fuel purchases. In particular, SinoSing Power and its subsidiaries use fuel oil swap to hedge against such a risk and designate them as cash flow hedges. Please refer to Note 13 for details.

(3)	Cash flow interest rate risk
The interest rate risk of the Company and its subsidiaries primarily arises from long-term loans. Loans borrowed at variable rates expose the Company and its subsidiaries to cash flow interest rate risk. The exposures of these risks are disclosed in Note 23 to the financial statements. The Company and its subsidiaries have entered into interest rate swap agreements with banks to hedge against a portion of cash flow interest rate risk.

As at 31 December 2013, if interest rates on RMB-denominated borrowings had been 50 basis points (2012: 50 basis points) higher/lower with all other variables held constant, interest expense relating to such borrowings for the year would have been RMB389 million (2012: RMB432 million) higher/lower. If interest rates on US$-denominated borrowings had been 50 basis points (2012: 50 basis points) higher/lower with all other variables held constant, interest expense relating to such borrowings for the year would have been RMB9 million (2012: RMB11 million) higher/lower. If interest rates on S$-denominated borrowings had been 100 basis points (2012: 100 basis points) higher/lower with all other variables held constant, interest expense relating to such borrowings for the year would have been RMB64 million (2012: RMB72 million) higher/lower. The ranges of such sensitivity disclosed above were based on the observation on the historical trend of related interest rates during the previous year under analysis.

The Company has entered into a floating-to-fixed interest rate swap agreement to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreement, the Company agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts quarterly until 2019. Tuas Power Generation Pte Ltd. (“TPG”) also entered into a number of floating-to-fixed interest rate swap agreements to hedge against cash flow interest rate risk of a loan. According to the interest rate swap agreements, TPG agrees with the counterparty to settle the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amount semi-annually until 2020. Please refer to Note 13 for details.

(ii)	Credit risk
Credit risk arises from bank deposits, accounts receivable, other receivables, other non-current assets and loans to subsidiaries. The maximum exposures of bank deposits, accounts receivable, other receivables and other non-current assets are disclosed in Note 34, 18, 17 and 15 to the financial statements, respectively, and maximum exposures of loans to subsidiaries are disclosed in Note 9 (b).

Bank deposits are placed with reputable banks and financial institutions. In addition, a significant portion is deposited with a non-bank financial institution which is a related party of the Company. The Company has a director on the Board of this non-bank financial institution and exercises influence. Corresponding maximum exposures of these bank deposits are disclosed in Note 35(a)(i) to the financial statements.

Most of the power plants of the Company and its subsidiaries operating within the PRC sell electricity generated to their sole customers, the power grid companies of their respective provinces or regions where the power plants operate. These power plants communicate with their individual grid companies periodically and believe that adequate provision for doubtful accounts have been made in the financial statements.

Singapore subsidiaries derive revenue mainly from sale of electricity to the National Electricity Market of Singapore operated by Energy Market Company Pte Ltd., which does not have high credit risk. They also derive revenue mainly from retailing electricity to consumers with monthly consumption of more than 10,000kWh. These customers engage in a wide spectrum of manufacturing and commercial activities in a variety of industries. They hold cash deposits of RMB188.86 million (2012: RMB200.31 million) and guarantees from creditworthy financial institutions to secure substantial obligations of the customers.

Regarding balances with subsidiaries, the Company obtain the financial statements of all subsidiaries and assess the financial performance and cash flows of those subsidiaries periodically to manage the credit risk of loans to subsidiaries.

(iii)	Liquidity risk
Liquidity risk management is to primarily ensure the ability of the Company and its subsidiaries to meet its liabilities as and when they are fall due. The liquidity reserve comprises the undrawn borrowing facility and cash and cash equivalents available as at each month end in meeting its liabilities.

The Company and its subsidiaries maintain flexibility in funding by cash generated by their operating activities and availability of committed credit facilities.

Financial liabilities due within 12 months are presented as the current liabilities in the balance sheets. The repayment schedules of the long-term loans and long-term bonds and cash flows of derivative financial liabilities are disclosed in Note 23, 24 and 13, respectively.

(b)	Fair value estimation
(i)	Fair value measurements
The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at 31 December 2013.

	The Company and its subsidiaries				The Company

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 13)	–	23,783	–	23,783	–	–	–	–
Derivatives used for hedging (Note 13)	–	82,189	–	82,189	–	–	–	–
Available-for-sale financial assets
– Equity securities (Note 10)	1,627,777	–	–	1,627,777	1,627,777	–	–	1,627,777

Total assets	1,627,777	105,972	–	1,733,749	1,627,777	–	–	1,627,777

Liabilities
Financial liabilities at fair value through profit or loss

– Trading derivatives (Note 13)	–	29,814	–	29,814	–	–	–	–

Derivatives used for hedging (Note 13)	–	397,182	–	397,182	–	116,568	–	116,568

Total liabilities	–	426,996	–	426,996	–	116,568	–	116,568

The following table presents the assets and liabilities of the Company and its subsidiaries that are measured at fair value at 31 December 2012.

	The Company and its subsidiaries				The Company

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets
Financial assets at fair value through profit or loss
– Trading derivatives (Note 13)	–	1,286	–	1,286	–	–	–	–
– Trading securities	93,753	–	–	93,753	–	–	–	–

Derivatives used for hedging (Note 13)	–	67,705	–	67,705	–	–	–	–
Available-for-sale financial assets
– Equity securities (Note 10)	1,769,435	–	–	1,769,435	1,769,435	–	–	1,769,435

Total assets	1,863,188	68,991	–	1,932,179	1,769,435	–	–	1,769,435

Liabilities
Financial liabilities at fair value through profit or loss
– Trading derivatives (Note 13)	–	1,214	–	1,214	–	–	–	–

Derivatives used for hedging (Note 13)	–	924,432	–	924,432	–	210,137	–	210,137

Total liabilities	–	925,646	–	925,646	–	210,137	–	210,137

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by the Company and its subsidiaries is the current bid price. These instruments are included in level 1. As at 31 December, instrument included in level 1 is an equity investment in China Yangtze Power Co., Ltd. (“Yangtze Power”) classified as available for sale.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Specific valuation techniques used to value financial instruments include:

•	The forward exchange contracts and fuel oil swaps are both valued using quoted market prices or dealer quotes for similar instruments.

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Instruments included in level 2 comprise forward exchange contracts, fuel oil swaps and interest rate swaps.

There were no significant transfers of financial instruments between level 1 and level 2 fair value hierarchy classifications in 2013.

(ii)	Fair value disclosures
The carrying value less provision for doubtful accounts of accounts receivable, other receivables and assets, accounts payable and other liabilities, short-term bonds and short-term loans approximated their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Company and its subsidiaries for similar financial instruments.

The estimated fair value of long-term loans and long-term bonds (both including current maturities) was approximately RMB73.03 billion and RMB29.27 billion as at 31 December 2013 (2012: RMB81.32 billion and RMB23.11 billion), respectively. The aggregate book value of these liabilities was approximately RMB73.31 billion and RMB29.42 billion as at 31 December 2013 (2012: RMB81.62 billion and RMB22.88 billion), respectively.

(c)	Capital risk management
The objectives of the Company and its subsidiaries when managing capital are to safeguard the ability of the Company and its subsidiaries in continuing as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

The Company and its subsidiaries monitor capital by using debt ratio analysis. This ratio is calculated as total liabilities (sum of current liabilities and non-current liabilities) divided by total assets as shown in the consolidated balance sheet. During 2013, the strategy of the Company and its subsidiaries remained unchanged from 2012. The debt ratio of the Company and its subsidiaries as at 31 December 2013 was 71.33% (2012: 74.54%).

4	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Accounting estimates on impairment of goodwill and power generation license
The Company and its subsidiaries perform test annually whether goodwill and power generation license have suffered any impairment in accordance with the accounting policies stated in Notes 2(j) and 2(g), respectively. The recoverable amounts of CGU or CGUs to which goodwill and the power generation license have been allocated are determined based on value-in-use calculations. These calculations require the use of estimates (Note 14 and 12). It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amounts of goodwill and power generation license.

For goodwill allocated to CGUs in the PRC, changes of assumptions in tariff and fuel price could have affected the results of goodwill impairment assessment. As at 31 December 2013, if tariff had decreased by 1% or 5% from management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by approximately RMB115 million and RMB1,864 million, respectively. If fuel price had increased by 1% or 5% from the management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against goodwill by nil and approximately RMB111 million, respectively.

For the analysis of goodwill and power generation license of Tuas Power, please refer to Note 14 and 12.

(b)	Useful life of power generation license
As at year end, management of the Company and its subsidiaries assessed that the estimated useful life for its power generation license is indefinite. This assessment is based on the expected renewal of power generation license without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of continuous operations. Based on existing knowledge, outcomes within the next financial period that are different from assumptions could require a change to the carrying amount of power generation license.

(c)	Useful lives of property, plant and equipment
Management of the Company and its subsidiaries determines the estimated useful lives of property, plant and equipment and respective depreciation. The accounting estimate is based on the expected wears and tears incurred during power generation. Wears and tears can be significantly different following renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the depreciation and carrying amount of property, plant and equipment.

(d)	Estimated impairment of property, plant and equipment
The Company and its subsidiaries test whether property, plant and equipment suffered any impairment whenever an impairment indication exists. In accordance with Note 2(j), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of property, plant and equipment.

Changes of assumptions in tariff and fuel price will affect the result of property, plant and equipment impairment assessment. For power plants assets that are subject to impairment testing, as at 31 December 2013, if tariff had decreased by 1% or 5% from management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB13 million and RMB734 million, respectively. If fuel price had increased by 1% or 5% from the management's estimates with other variables constant with the expectations, the Company and its subsidiaries would have to further recognize impairment against property, plant and equipment by approximately RMB8 million and RMB40 million, respectively.

(e)	Approval of construction of new power plants
The receiving of the ultimate approvals from National Development and Reform Commission (“NDRC”) on certain power plant construction projects of the Company and its subsidiaries is a critical estimate and judgment of the directors. Such estimates and judgments are based on initial approval documents received as well as their understanding of the projects. Based on historical experience, the directors believe that the Company and its subsidiaries will receive final approvals from NDRC on the related power plant projects. Deviation from the estimate and judgment could result in significant adjustment to the carrying amount of property, plant and equipment.

5	REVENUE AND SEGMENT INFORMATION
Revenues recognized during the year are as follows:

	For the year ended 31 December
	2013	2012

Sales of power and heat	132,478,643	131,936,955

Port service	352,988	330,518
Transportation service	133,147	101,205
Others	868,097	1,597,981

Total	133,832,875	133,966,659

Directors and certain senior management of the Company perform the function as the chief operating decision maker (collectively referred to as the “senior management”). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. The reportable segments of the Company are the PRC power segment, Singapore segment and all other segments (mainly including port and transportation operations). No operating segments have been aggregated to form a reportable segment.

Senior management assesses the performance of the operating segments based on a measure of profit before income tax expense under China Accounting Standard for Business Enterprises (“PRC GAAP”) excluding dividend income received from available-for-sale financial assets and operating results of the centrally managed and resource allocation functions of headquarters (“Segment results”). Other information provided, except as noted below, to the senior management of the Company is measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and assets related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate assets”). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to the centrally managed and resource allocation functions of headquarters that are not attributable to any operating segment (“corporate liabilities”). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing consolidated financial statements.

 (Under PRC GAAP)
	PRC power	Singapore	All other
	segment	segment	segments	Total

For the year ended 31 December 2013
Total revenue	119,084,406	14,239,562	660,029	133,983,997
Inter-segment revenue	–	–	(151,122)	(151,122)

Revenue from external customers	119,084,406	14,239,562	508,907	133,832,875

Segment results	17,630,165	157,079	(108,246)	17,678,998

Interest income	98,737	70,445	1,541	170,723
Interest expense	(6,968,512)	(448,876)	(138,139)	(7,555,527)
Depreciation and amortization	(10,633,399)	(686,619)	(158,583)	(11,478,601)
Net (loss)/gain on disposal of property, plant and equipment	(906,285)	(987)	10,560	(896,712)
Share of profits of associates and joint ventures	587,062	–	(127,659)	459,403
Income tax expense	(4,486,588)	(43,774)	(14,591)	(4,544,953)

For the year ended 31 December 2012
Total revenue	113,685,824	19,841,166	614,688	134,141,678
Inter-segment revenue	–	–	(175,019)	(175,019)

Revenue from external customers	113,685,824	19,841,166	439,669	133,966,659

Segment results	8,391,022	1,242,808	(51,308)	9,582,522

Interest income	104,777	70,047	578	175,402
Interest expense	(8,006,824)	(481,124)	(126,882)	(8,614,830)
Depreciation and amortization	(10,280,131)	(619,823)	(147,239)	(11,047,193)
Net (loss)/gain on disposal of property, plant and equipment	(261,564)	46	8,777	(252,741)
Share of profits of associates and joint ventures	608,958	–	(102,887)	506,071
Income tax expense	(2,350,097)	(212,188)	(12,525)	(2,574,810)

(Under PRC GAAP)
	PRC power segment	Singapore segment	All other segments	Total

31 December 2013
Segment assets	213,582,220	29,722,516	11,409,260	254,713,996

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	16,730,985	1,103,389	1,504,584	19,338,958
Investments in associates	10,991,166	–	2,379,531	13,370,697
Investments in joint ventures	798,000	–	978,013	1,776,013
Segment liabilities	(156,529,664)	(15,926,935)	(5,106,756)	(177,563,355)

31 December 2012
Segment assets	210,014,318	32,283,757	9,225,290	251,523,365

Including:
Additions to non-current assets (excluding financial assets anddeferred income tax assets)	30,557,482	2,396,858	1,261,944	34,216,284
Investments in associates	10,449,684	–	914,600	11,364,284
Investments in joint ventures	640,000	–	1,056,637	1,696,637
Segment liabilities	(160,960,185)	(17,872,738)	(4,060,893)	(182,893,816)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the year ended 31 December
	2013	2012

Revenue from external customers (PRC GAAP)	133,832,875	133,966,659
Reconciling item:
Impact of IFRS adjustment*	–	–

Operating revenue per consolidated statement of comprehensive income	133,832,875	133,966,659

A reconciliation of segment result to profit before income tax expense is provided as follows:

	For the year ended 31 December
	2013	2012

Segment results (PRC GAAP)	17,678,998	9,582,522
Reconciling items:
Loss related to the headquarter	(381,830)	(466,430)
Investment income from China Huaneng Finance Co., Ltd. (“Huaneng Finance”)	166,734	124,092
Dividend income of available-for-sale financial assets	185,399	187,080
Impact of IFRS adjustments*	(226,612)	(550,479)

Profit before income tax expense per consolidated statement of comprehensive income	17,422,689	8,876,785

Reportable segments' assets are reconciled to total assets as follows:

	As at 31 December
	2013	2012

Total segment assets (PRC GAAP)	254,713,996	251,523,365
Reconciling items:
Investment in Huaneng Finance	1,270,016	1,257,181
Deferred income tax assets	762,561	672,840
Prepaid income tax	5,119	14,850
Available-for-sale financial assets	3,161,164	3,102,822
Corporate assets	361,996	290,811
Impact of IFRS adjustments*	1,957,908	2,238,503

Total assets per consolidated balance sheet	262,232,760	259,100,372

Reportable segments' liabilities are reconciled to total liabilities as follows:

	As at 31 December
	2013	2012

Total segment liabilities (PRC GAAP)	(177,563,355)	(182,893,816)
Reconciling items:
Current income tax liabilities	(700,082)	(788,624)
Deferred income tax liabilities	(1,788,922)	(1,776,203)
Corporate liabilities	(6,177,875)	(6,484,987)
Impact of IFRS adjustments*	(809,552)	(1,196,400)

Total liabilities per consolidated balance sheet	(187,039,786)	(193,140,030)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of IFRS adjustments*	Total

For the year ended 31 December 2013
Interest expense	(7,555,527)	(231,945)	–	–	(7,787,472)
Depreciation and amortization	(11,478,601)	(23,540)	–	(43,374)	(11,545,515)
Share of profits of associates and joint ventures	459,403	–	166,734	(11,054)	615,083
Income tax expense	(4,544,953)	–	–	22,282	(4,522,671)

For the year ended 31 December 2012
Interest expense	(8,614,830)	(282,267)	–	–	(8,897,097)
Depreciation and amortization	(11,047,193)	(42,749)	–	(166,468)	(11,256,410)
Share of profits of associates and joint ventures	506,071	–	124,092	(7,805)	622,358
Income tax expense	(2,574,810)	–	–	64,440	(2,510,370)

*
The GAAP adjustments above primarily represented the classification adjustments and other adjustments. The GAAP adjustments other than classification adjustments were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the year ended 31 December
	2013	2012

PRC	119,593,313	114,125,493
Singapore	14,239,562	19,841,166

Total	133,832,875	133,966,659

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 31 December
	2013	2012

PRC	198,621,517	192,281,707
Singapore	24,920,351	26,459,701

Total	223,541,868	218,741,408

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amount equal to or more than 10% of external revenue is as follows:

	For the year ended 31 December
	2013		2012
	Amount	Proportion	Amount	Proportion

Jiangsu Electric Power Company	16,950,098	13%	16,289,628	12%
Shandong Electric Power Corporation	16,545,732	12%	16,492,367	12%

6	PROFIT BEFORE INCOME TAX EXPENSE
Profit before income tax expense was determined after charging/(crediting) the following:

	For the year ended 31 December
	2013	2012

Interest expense on bank loans	5,279,152	7,213,544
Interest expense on other loans	293,788	209,193
Interest expense on long-term bonds	1,461,317	1,316,637
Interest expense on short-term bonds	1,251,679	806,990

Total interest expense	8,285,936	9,546,364
Less: amounts capitalized in property, plant and equipment	(498,464)	(649,267)

	7,787,472	8,897,097

Auditors' remuneration	32,340	31,030
Net loss on disposals of property, plant and equipment	897,222	252,741
Operating leases	331,559	269,833
Depreciation of property, plant and equipment	11,293,522	11,032,748
Impairment loss of property, plant and equipment (Note 7)	472,921	903,463
Impairment loss of goodwill (Note 14)	980,513	107,735
Amortization of other non-current assets	112,384	86,275
Fuel	73,807,817	82,355,449
Reversal of provision for doubtful accounts	(2,610)	(10,310)
(Reversal of)/provision for inventory obsolescence	(824)	12,155

Other operating expenses consist of impairment loss of property, plant and equipment and goodwill,

environmental protection expenses, substituted power arrangement expenses, insurance, cost of coal sales and other miscellaneous expenses.

7    PROPERTY, PLANT AND EQUIPMENT

	The Company and its subsidiaries
	Dam	Port facilities	Buildings	Electric utility plant in service	Transport- ation facilities	Others	CIP	Total

As at 1 January 2012
Cost	110,802	2,407,271	4,470,124	239,281,405	793,339	4,235,895	23,940,930	275,239,766
Accumulated depreciation	(5,772)	(211,276)	(1,444,536)	(88,717,256)	(311,832)	(2,156,766)	–	(92,847,438)
Accumulated impairment loss	–	–	–	(4,371,369)	–	(43,407)	(9,551)	(4,424,327)

Net book value	105,030	2,195,995	3,025,588	146,192,780	481,507	2,035,722	23,931,379	177,968,001

Year ended 31 December 2012
Beginning of the year	105,030	2,195,995	3,025,588	146,192,780	481,507	2,035,722	23,931,379	177,968,001
Reclassification	23,718	–	574,015	(593,933)	–	(3,800)	–	–
Additions	–	–	8,011	353,466	69,000	203,682	12,335,900	12,970,059
Transfer from CIP	471,622	72,358	145,306	15,675,975	42	129,018	(16,494,321)	–
Disposals	–	–	(9,139)	(979,652)	(8,064)	(67,155)	(1,263,081)	(2,327,091)
Depreciation charge	(8,881)	(73,121)	(173,926)	(10,360,352)	(38,336)	(429,140)	–	(11,083,756)
Impairment charge	–	–	–	(866,666)	–	(1,798)	(34,999)	(903,463)
Currency translation differences	–	–	–	207,282	–	1,226	181,369	389,877

End of the year	591,489	2,195,232	3,569,855	149,628,900	504,149	1,867,755	18,656,247	177,013,627

As at 31 December 2012
Cost	606,141	2,479,629	5,297,159	251,732,881	723,816	4,327,587	18,724,052	283,891,265
Accumulated depreciation	(14,652)	(284,397)	(1,727,304)	(97,189,822)	(219,667)	(2,413,135)	–	(101,848,977)
Accumulated impairment loss	–	–	–	(4,914,159)	–	(46,697)	(67,805)	(5,028,661)

Net book value	591,489	2,195,232	3,569,855	149,628,900	504,149	1,867,755	18,656,247	177,013,627

Year ended 31 December 2013
Beginning of the year	591,489	2,195,232	3,569,855	149,628,900	504,149	1,867,755	18,656,247	177,013,627
Reclassification	11,144	670,128	135,903	(837,941)	(58,604)	79,370	–	–
Acquisition of subsidiaries (Note 40)	–	–	–	38	–	1,788	762,661	764,487
Additions	–	–	2,173	374,196	100,990	207,529	17,076,945	17,761,833
Transfer from CIP	56,105	528,151	471,852	13,350,005	8,251	180,716	(14,595,080)	–
Reclassification to assets held for sale (Note 19)	–	(261,484)	(10,703)	–	–	(48,881)	(42,880)	(363,948)
Disposals	(4,094)	(5,607)	(266,578)	(951,162)	(3,607)	(44,356)	(49,231)	(1,324,635)
Disposal of a subsidiary	–	–	–	(7,745)	–	(124)	–	(7,869)
Depreciation charge	(16,410)	(80,933)	(174,495)	(10,662,926)	(37,423)	(343,416)	–	(11,315,603)
Impairment charge	–	–	(11,539)	(456,021)	–	(5,361)	–	(472,921)
Currency translation differences	–	–	–	(385,072)	–	(1,868)	(252,850)	(639,790)

End of the year	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181

As at 31 December 2013
Cost	668,650	3,479,480	5,644,172	260,624,078	768,203	4,610,653	21,584,252	297,379,488
Accumulated depreciation	(30,416)	(433,993)	(1,883,488)	(105,512,124)	(254,447)	(2,647,293)	–	(110,761,761)
Accumulated impairment loss	–	–	(44,216)	(5,059,682)	–	(70,208)	(28,440)	(5,202,546)

Net book value	638,234	3,045,487	3,716,468	150,052,272	513,756	1,893,152	21,555,812	181,415,181

	The Company
	Port facilities	Buildings	Electric utility plant in service	Transportation facilities	Others	CIP	Total

As at 1 January 2012
Cost	–	1,867,485	109,453,980	181,217	2,139,809	4,716,001	118,358,492
Accumulated depreciation	–	(679,180)	(49,735,485)	(138,874)	(1,373,101)	–	(51,926,640)
Accumulated impairment loss	–	–	(550,057)	–	–	–	(550,057)

Net book value	–	1,188,305	59,168,438	42,343	766,708	4,716,001	65,881,795

Year ended 31 December 2012
Beginning of the year	–	1,188,305	59,168,438	42,343	766,708	4,716,001	65,881,795
Reclassification	–	284,607	(312,473)	–	27,866	–	–
Additions	–	4,513	39,303	–	95,759	3,541,872	3,681,447
Transfer from CIP	–	7,986	5,028,693	–	36,194	(5,072,873)	–
Disposals	–	(313)	(413,530)	(4,772)	(6,633)	–	(425,248)
Depreciation charge	–	(57,131)	(3,929,282)	(9,591)	(207,654)	–	(4,203,658)
Impairment charge	–	–	(117,799)	–	(1,085)	–	(118,884)

End of the year		1,427,967	59,463,350	27,980	711,155	3,185,000	64,815,452

As at 31 December 2012
Cost	–	2,262,527	111,965,559	78,701	2,214,959	3,185,000	119,706,746
Accumulated depreciation	–	(834,560)	(52,315,014)	(50,721)	(1,503,804)	–	(54,704,099)
Accumulated impairment loss	–	–	(187,195)	–	–	–	(187,195)

Net book value	–	1,427,967	59,463,350	27,980	711,155	3,185,000	64,815,452

Year ended 31 December 2013
Beginning of the year	–	1,427,967	59,463,350	27,980	711,155	3,185,000	64,815,452
Reclassification	658,439	146,910	(877,753)	–	72,404	–	–
Additions	–	1,219	16,079	–	83,380	5,432,988	5,533,666
Transfer from CIP	–	315,922	2,953,155	–	52,026	(3,321,103)	–
Disposals	–	(3,710)	(237,550)	(3,607)	(7,716)	–	(252,583)
Depreciation charge	–	(70,036)	(4,039,978)	(2,788)	(143,658)	–	(4,256,460)
Impairment charge	–	(2,320)	(34,443)	–	(1,188)	–	(37,951)

End of the year	658,439	1,815,952	57,242,860	21,585	766,403	5,296,885	65,802,124

As at 31 December 2013
Cost	802,039	2,718,116	113,082,741	56,403	2,306,398	5,296,885	124,262,582
Accumulated depreciation	(143,600)	(871,924)	(55,652,476)	(34,818)	(1,532,494)	–	(58,235,312)
Accumulated impairment loss	–	(30,240)	(187,405)	–	(7,501)	–	(225,146)

Net book value	658,439	1,815,952	57,242,860	21,585	766,403	5,296,885	65,802,124

Interest capitalization
Interest expense of approximately RMB498 million (2012: RMB649 million) arising on borrowings for the construction of property, plant and equipment were capitalized during the year and were included in ‘Additions’ in property, plant and equipment. A capitalization rate of approximately 5.74% (2012: 6.40%) per annum was used.

Impairment
In 2013, impairment losses for certain property, plant and equipment of approximately RMB473 million have been recognized. Factors leading to the impairment primarily included shut-down of power plants and the continuous deterioration in utilization of certain non-power assets in a foreign subsidiary. A discount rate of 8.80% and 12.84% was adopted in the value in use model in the determination of the recoverable amounts for the coal-fired power plants and for the CGU of the foreign subsidiary respectively.

In 2012, impairment losses for certain property, plant and equipment of approximately RMB903 million have been recognized.

Property, plant and equipment held under finance leases
As at 31 December 2013, certain property, plant and equipment with original cost of RMB130 million (2012: RMB139 million) were held under finance leases, which mainly included ships and pipeline assets.

Security
As at 31 December 2013, property, plant and equipment with net book value amounting to RMB203.17million was secured to a bank as collateral against a long-term loan of RMB123 million (2012: net book value RMB225.46 million, long-term loans RMB149 million) (Note 23).

8	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
	The Company and its subsidiaries		The Company
	2013	2012	2013	2012

Beginning of the year	14,596,771	13,588,012	11,915,374	11,455,300
Additional capital injections in associates	430,480	467,574	430,480	460,074
Additional capital injection in a joint venture	158,000	480,000	–	–
Acquisition of an associate	1,508,316	–	1,508,316	–
Share of net profit	615,083	622,358	–	–
Share of other comprehensive (loss)/income	(35,481)	30,070	–	–
Dividends	(541,960)	(591,243)	–	–
Others	(52,515)	–	–	–

End of the year	16,678,694	14,596,771	13,854,170	11,915,374

As at 31 December 2013, investments in associates and joint ventures of the Company and its subsidiaries, are unlisted except for Shenzhen Energy Corporation Limited (“SECL”) which is listed on the Shenzhen Stock Exchange, and were as follows:

	Country of	Registered	Business nature and	Percentage of equity interest held
Name	incorporation	capital	scope of operation	Direct	Indirect1

Associates:
Shandong Rizhao Power Company Ltd. (“Rizhao Power Company”)	PRC	RMB1,245,587,900	Production of heat, power generation	44%	–

Shenzhen Energy Group Co., Ltd.	PRC	RMB230,971,224	Development, production and sale of regular energy, new energy and energy construction project, etc.	25%	–

SECL*	PRC	RMB2,642,994,398	Energy and investment in related industries	25.02%	–

Hebei Hanfeng Power Generation Limited Liability Company (“Hanfeng Power”)	PRC	RMB1,975,000,000	Power generation	40%	–

Chongqing Huaneng Lime Company Limited (“Lime Company”)	PRC	RMB50,000,000	Lime production and sale, construction materials, chemical engineering product	–	15%

Huaneng Finance	PRC	RMB5,000,000,000	Provision for financial service including fund deposit services, lending, finance lease arrangements, notes discounting and entrusted loans and investment arrangement within Huaneng Group	20%	–

Huaneng Sichuan Hydropower Co., Ltd. (“Sichuan Hydropower”)	PRC	RMB1,469,800,000	Development, investment, construction, operation and management of hydropower	49%	–

Yangquan Coal Industry Group Huaneng Coal-fired Power Investment Co., Ltd.	PRC	RMB1,000,000,000	Investment, development, consulting and management services of coal and power generation projects	49%	–

Huaneng Shidaowan Nuclear Power Development Co., Ltd.	PRC	RMB1,000,000,000	Preparation for construction of pressurized water reactor power plant project	30%	–

Bianhai Railway Co., Ltd.	PRC	RMB389,000,000	Railway construction, freight transportation, materials supplies, agency service, logistics and storage at coastal industrial base in Yingkou, Liaoning	37%	–

Huaneng Shenbei Co-generation Limited Liability Company	PRC	RMB70,000,000	Production and sales of electricity and heat, construction and operation of power plants	40%	–

Hainan Nuclear Power Co., Ltd.	PRC	RMB2,059,334,000	Construction and operation of nuclear power plants, production and sales of electricity	30%	–

Shanxi Lu'an Group Zuoquan Wulihou Coal Co., Ltd.	PRC	RMB206,452,910	Coal production and sales	34%	–

Huaneng (Tianjin) Coal Gasification Power Generation Co., Ltd.	PRC	RMB734,000,000	Power generation, facilities installation, heat supply	35.97%	–

Associates: (Continued)
China Huaneng Group Fuel Co., Ltd.(“Huaneng Group Fuel Company”) **	PRC	RMB3,000,000,000	Wholesale of coal, import and export of coal	50%

Joint ventures:
Shanghai Time Shipping Co., Ltd. (“Shanghai Time Shipping”)	PRC	RMB1,200,000,000	International and domestic sea transportation, cargo transportation along domestic coastal areas	50%	–

Jiangsu Nantong Power Generation Co., Ltd. (“Nantong Power”)	PRC	RMB1,596,000,000	Operation and management of power generation plants and construction of related projects	–	35%

1	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

*
As at 31 December 2012, the Company holds 240 million shares, representing 9.08% shareholding of SECL, which is a subsidiary of Shenzhen Energy Management Corporation, one of the Company's associates. Considering the equity interest effectively held by the Company directly and indirectly through Shenzhen Energy Management Corporation, and directors as well as supervisors are appointed by the Company in SECL, the Company exercises significant influence on the operations of SECL and has classified it as an associate. In February 2013, SECL merged Shenzhen Energy Management Corporation through the combination of directional seasoned offering and cash payment to the shareholders of Shenzhen Energy Management Corporation, Shenzhen State-owned Assets Supervision and Administration Commission and the Company. After the merger, Shenzhen Energy Management Corporation was revoked. Before the merger, the Company held an effective 25.02% interests in SECL, including 15.94% shares indirectly held through Shenzhen Energy Management Corporation. After the merger, the Company directly holds 661,161,106 shares, representing 25.02% shares in SECL. Therefore, the merger does not have material impact to the Company's financial statements.

As at 31 December 2013, the fair value of the Company's shares in SECL was RMB3,636 million (2012: RMB1,435 million).

**
The Company completed the acquisition of 50% equity interests in Huaneng Group Fuel Company from Huaneng Group in 2013. In accordance with the articles of the association of the investee, the Company could exercise significant influence on the investee and therefore accounts for the investment under the equity method.

All the above associates and joint ventures are accounted for under the equity method in the consolidated financial statements.
Summarized financial information of the material associates, adjusted for any differences in accounting policies and acquisition adjustments, and reconciliation to the carrying amounts in the consolidated financial statements, are disclosed below:

	Sichuan Hydropower		SECL		Huaneng Finance		Hanfeng Power		Huaneng Group Fuel Company
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Gross amounts of the associates'
Current assets	714,010	886,117	8,505,710	9,230,340	13,422,872	16,704,782	696,030	962,874	5,433,923	—
Non-current assets	14,186,032	13,390,608	23,876,390	22,551,373	13,121,228	11,633,534	3,337,694	3,598,057	4,279,796	—
Current liabilities	(2,577,081)	(2,368,326)	(11,418,660)	(7,001,175)	(20,179,865)	(21,977,806)	(1,602,031)	(1,104,091)	(3,067,039)	—
Non-current liabilities	(7,701,162)	(7,498,647)	(2,319,590)	(7,269,441)	(14,155)	(74,606)	(218,129)	(1,455,687)	(3,452,941)	—
Equity	4,621,799	4,409,752	18,643,850	17,511,097	6,350,080	6,285,904	2,213,564	2,001,153	3,193,739	—
– Equity attributable to shareholders	3,568,759	3,413,233	16,203,300	15,191,329	6,350,080	6,285,904	2,213,564	2,001,153	3,065,683	—
– Non-controlling interests	1,053,040	996,519	2,440,550	2,319,768	–	–	–	–	128,056	—

Revenue	2,379,451	2,572,325	12,398,660	12,828,480	1,282,665	1,388,682	2,750,621	3,004,117	10,036,310	—
Profit from continuing operations	338,500	464,727	1,200,888	628,669	833,668	620,461	221,571	145,890	78,128	—
Other comprehensive income	(441)	(539)	11,070	(2,909)	(190,172)	172,280	–	–	–	—
Total comprehensive income	338,059	464,188	1,211,958	625,760	643,496	792,741	221,571	145,890	78,128	—
Dividend received from the associate	265,026	247,943	66,116	24,000	110,000	80,000	–	–	–	—

Reconciled to the interests in the associates
Gross amounts of net assets of the associate	3,568,759	3,413,233	16,203,300	15,191,329	6,350,081	6,285,904	2,213,564	2,001,153	3,065,683	—
The Company's effective interest	49%	49%	25.02%	9.08%	20%	20%	40%	40%	50%	—

The Company's share of net assets of the associate	1,748,692	1,672,484	4,053,255	1,379,373	1,270,016	1,257,181	885,426	800,461	1,532,842	—
Impact of adjustments	240,990	248,255	1,161,809	454,143	–	–	347,108	343,444	14,539	—

Carrying amount in the consolidated financial statements	1,989,682	1,920,739	5,215,064	1,833,516	1,270,016	1,257,181	1,232,534	1,143,905	1,547,381	—

Aggregate information of associates that are not individually material:

	2013	2012

Aggregate carrying amount of individually immaterial associates in the consolidated financial statements	3,648,004	6,744,794

Aggregate amounts of the Company and its subsidiaries' share of those associates
(Loss)/Profit from continuing operations	(66,986)	132,547
Other comprehensive loss	–	(3,858)
Total comprehensive (loss)/income	(66,986)	128,689

Summarized financial information of a material joint venture Shanghai Time Shipping, adjusted for any differences in accounting policies and acquisition adjustment, and reconciliation to the carrying amount in the consolidated financial statements, are disclosed below:

	2013	2012

Gross amounts of joint ventures'
Current assets	1,155,333	594,940
Non-current assets	6,307,235	6,356,464
Current liabilities	(3,260,857)	(2,120,801)
Non-current liabilities	(2,282,333)	(2,753,977)
Equity	1,919,378	2,076,626

Included in the above assets and liabilities:
Cash and cash equivalents	210,326	148,401
Current financial liabilities (excluding trade and other payables and provisions)	(2,924,308)	(1,953,524)
Non-current financial liabilities (excluding trade and other payables and provisions)	(2,282,333)	(2,753,977)

Revenue	3,638,341	2,097,866
(Loss)/profit from continuing operations	(157,249)	45,128
Total comprehensive (loss)/income	(157,249)	45,128

Included in the above profit:
Depreciation and amortization	305,863	273,891
Interest income	1,487	846
Interest expense	219,974	169,190
Income tax expense	318	16,254

Reconciled to the interest in the joint venture:
Gross amounts of net assets of Shanghai Time Shipping	1,919,378	2,076,627
The Company's effective interest	50%	50%
The Company's share of net assets	959,689	1,038,314
Impact of adjustments	18,324	18,324

Carrying amount in the consolidated financial statements	978,013	1,056,638

The financial information of the other joint venture, i.e. Nantong Power, which was under construction as at 31 December 2013 and is not individually material, are as follows:

	2013	2012

Carrying amount in the consolidated financial statements	798,000	640,000

9	INVESTMENTS IN SUBSIDIARIES AND LOANS TO SUBSIDIARIES

(a)	Investments in subsidiaries
As at 31 December 2013, the investments in subsidiaries of the Company and its subsidiaries, all of which are unlisted, were as follows:

(i)	Subsidiaries acquired from business combinations under common control

	Country of	Type of	Registered	Business nature and scope	Percentage of equity interest held
Name of subsidiary	incorporation	legal entity	capital	of operations	Direct	Indirect1

Huaneng (Suzhou Industrial Park) Power Generation Co., Ltd.	PRC	Limited liability company	RMB632,840,000	Power generation	75%	–

Huaneng Qinbei Power Co., Ltd. (“Qinbei Power Company”)	PRC	Limited liability company	RMB1,540,000,000	Power generation	60%	–

Huaneng Yushe Power Generation Co., Ltd.	PRC	Limited liability company	RMB615,760,000	Power generation	60%	–

Huaneng Hunan Yueyang Power Generation Limited Liability Company (“Yueyang Power Company”)	PRC	Limited liability company	RMB1,935,000,000	Power generation	55%	–

Huaneng Chongqing Luohuang Power Generation Limited Liability Company (“Luohuang Power Company”)	PRC	Limited liability company	RMB1,748,310,000	Power generation	60%	–

Huaneng Pingliang Power Generation Co., Ltd. (“Pingliang Power Company”)	PRC	Limited liability company	RMB924,050,000	Power generation	65%	–

Huaneng Nanjing Jinling Power Co., Ltd. (“Jinling Power Company”)	PRC	Limited liability company	RMB1,513,136,000	Power generation	60%	–

Huaneng Qidong Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB269,600,000	Development of wind power project, production and sales of electricity	65%	–

Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company (“Yangliuqing Cogeneration”)	PRC	Limited liability company	RMB1,537,130,909	Power generation, heat supply, facilities installation, maintenance and related services	55%	–

Huaneng Beijing Co-generation Limited Liability Company (“Beijing Cogeneration”) (i)	PRC	Limited liability company	RMB1,600,000,000	Construction and operation of power plants and related construction projects	41%	–

1	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

(ii)	Subsidiaries acquired from business combinations not under common control or acquired through other ways

	Country of	Type of	Registered	Business nature and	Percentage of equity interest held
Name of subsidiary	incorporation	legal entity	capital	scope of operations	Direct	Indirect1

Huaneng Weihai Power Limited Liability Company (“Weihai Power Company”)	PRC	Limited liability company	RMB1,781,838,288	Power generation	60%	–

Huaneng Taicang Power Co., Ltd.	PRC	Limited liability company	RMB804,146,700	Power generation	75%	–

Huaneng Huaiyin Power Limited Company	PRC	Limited liability company	RMB265,000,000	Power generation	100%	–

Huaneng Huaiyin II Power Limited Company	PRC	Limited liability company	RMB930,870,000	Power generation	63.64%	–

Huaneng Xindian Power Co., Ltd.	PRC	Limited liability company	RMB465,600,000	Power generation	95%	–

Huaneng Shanghai Combined Cycle Power Limited Liability Company	PRC	Limited liability company	RMB699,700,000	Power generation	70%	–

Huaneng International Power Fuel Limited Liability Company	PRC	Limited liability company	RMB200,000,000	Wholesale of coal	100%	–

Huaneng Shanghai Shidongkou Power Generation Limited (ii) (“Shidongkou Power Company”)	PRC	Limited liability company	RMB990,000,000	Power generation	50%	–

Huade County Daditaihong Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB5,000,000	Wind power development and utilization	100%	–

Huaneng Nantong Power Generation Limited Liability Company	PRC	Limited liability company	RMB798,000,000	Power generation	70%	–

Huaneng Yingkou Port Limited Liability Company (“Yingkou Port”) (iii)	PRC	Limited liability company	RMB720,235,000	Loading and conveying service	50%	–

Huaneng Hunan Xiangqi Hydropower Co., Ltd.	PRC	Limited liability company	RMB328,000,000	Construction, operation and management of hydropower and related projects	100%	–

Huaneng Yingkou Power Generation Limited Liability Company	PRC	Limited liability company	RMB844,030,000	Production and sales of electricity and heat sale of coal ash and lime	100%	–

Huaneng Zuoquan Coal-fired Power Generation Limited Liability Company	PRC	Limited liability company	RMB960,000,000	Construction, operation and management of power plants and related projects	80%	–

Huaneng Kangbao Wind Power Utilization Limited Liability Company	PRC	Limited liability company	RMB370,000,000	Construction, operation and management of wind power generation and related projects	100%	–

Huaneng Jiuquan Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB1,360,170,000	Construction, operation and management of wind power generation and related projects	100%	–

Huaneng Jiuquan II Wind Power Generation Co., Ltd.**	PRC	Limited Liability company	RMB10,000,000	Construction, operation and management of wind power generation and related projects	100%	–

Huaneng Yumen Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB349,580,000	Construction, operation and management of wind power generation and related projects	100%	–

Huaneng Wafangdian Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB50,000,000	Construction, operation and management of wind power generation and related projects	100%	–

Huaneng Changtu Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB50,000,000	Construction, operation and management of wind power generation and related projects	100%	–

Huaneng Rudong Wind Power Generation Co., Ltd.	PRC	Limited liability company	RMB90,380,000	Construction and management of wind power generation projects	90%	–

Huaneng Guangdong Haimen Port Limited Liability Company	PRC	Limited liability company	RMB93,000,000	Loading warehousing and conveying services, providing facilities services	100%	–

Huaneng Taicang Port Limited Liability Company	PRC	Limited liability company	RMB338,000,000	Port development and construction, coal mixture, machinery leasing and repair	85%	–

Kaifeng Xinli Power Generation Co., Ltd.	PRC	Limited liability company	RMB146,920,000	Power generation	–	60%

Huaneng Zhanhua Cogeneration Limited Liability Company	PRC	Limited liability company	RMB190,000,000	Production and sales of electricity and steam	100%	–

Shandong Hualu Sea Transportation Limited Company (“Hualu Sea Transportation”)	PRC	Limited liability company	RMB100,000,000	Cargo transportation along domestic coastal areas	53%	–

Huaneng Qingdao Port Limited Company (“Qingdao Port”)*	PRC	Limited liability company	RMB219,845,000	Loading and conveying warehousing (excluding dangerous goods), conveying, supply of water carriage materials	51%	–

Huaneng Qingdao Co-generation Limited Liability Company	PRC	Limited liability company	RMB202,879,000	Construction, operation and management of cogeneration Power plants and related projects, production and sale of electricity and heat	100%	–

Yunnan Diandong Energy Limited Company(“Diandong Energy”)	PRC	Limited liability company	RMB1,800,000,000	Power generation and coal exploitation	100%	–

Yunnan Diandong Yuwang Energy Limited Company (“Diandong Yuwang”)	PRC	Limited liability company	RMB1,236,320,000	Power generation and coal exploitation	100%	–

Huaneng Luoyuan Ludao Pier Limited Company (“Ludao Pier”)	PRC	Limited liability company	RMB70,000,000	Port water supply, cargo loading, warehousing and shipping agent	100%	–

Huaneng (Fuzhou) Luoyuanwan Pier Limited Company (“Luoyuanwan Pier”)	PRC	Limited liability company	RMB85,000,000	Port management, cargo loading, information advisory; transporting and warehousing in the port, cargo transport and transfer centre operation; port investment and development	58.3%	–

Huaneng (Fujian) Harbour Limited Company (“Luoyuanwan Harbour”)	PRC	Limited liability company	RMB652,200,000	Port management, cargo loading, water transport material supply	100%	–

Huaneng Suzihe Hydropower Development Limited Company	PRC	Limited liability company	RMB50,000,000	Hydropower, aquaculture, agriculture irrigation	100%	–

Fujian Yingda Property Development Limited Company	PRC	Limited liability company	RMB50,000,000	Real estate development, leasing, real estate agency services, warehousing, loading and conveying	–	100%

Fujian Xinhuanyuan Industrial Limited Company	PRC	Limited liability company	RMB93,200,000	Mineral water production and sale	–	100%

Enshi City Mawei Valley Hydropower Development Co., Ltd. (“Enshi Hydropower”)	PRC	Limited liability company	RMB101,080,000	Hydro-resource development, hydropower, aquaculture	100%	–

Huaneng Tongxiang Combined Cycle Cogeneration Co., Ltd.	PRC	Limited liability company	RMB300,000,000	Investment in related industries	95%	–

Huaneng Nanjing Combined Cycle Cogeneration Co., Ltd.**	PRC	Limited liability company	RMB582,000,000	Power generation	60%	–

Huaneng Jinling Combined Cycle Cogeneration Co., Ltd. (“Jinling CCGT”) (iv)	PRC	Limited liability company	RMB375,000,000	Power generation	51%	–

Huaneng Fuyuan Wind Power Generation Co., Ltd.**	PRC	Limited liability company	RMB10,000,000	Wind Power Project investment and management	100%	–

Huaneng Panxian Wind Power Generation Co., Ltd.**	PRC	Limited liability company	RMB10,000,000	Construction and management of wind power plants and associated works	100%	–

Huaneng Luoyang Cogeneration Limited Liability Company (“Luoyang Cogeneration”) ***	PRC	Limited liability company	RMB600,000,000	Production and sales of electricity and heat to the electricity and heat networks sales of ancillary products of electricity and heat generation	80%	–

Huaneng Jiangxi Clean Energy Limited Liability Company**	PRC	Limited liability company	RMB5,000,000	Development, management and construction of clean energy project	100%	–

Huaneng HunanSubaoding Wind Power Generation Co., Ltd. **	PRC	Limited liability company	RMB6,000,000	Construction and operation of wind power plants and associated works	100%	–

Huaneng Suixian Jieshan Wind Power Generation Co., Ltd. **	PRC	Limited liability company	RMB2,000,000	Construction and operation of wind power plants and associated works	100%	–

Huaneng Taiyuan Dongshan Combined Cycle Co– generation Co., Ltd. **	PRC	Limited liability company	RMB10,000,000	Construction and operation of power plants; thermal heating services	100%	–

Huaneng Suzhou Combined Cycle Co-generation Co., Ltd. **	PRC	Limited liability company	RMB30,000,000	Construction and management of natural gas power plant and associated works; installation and maintenance services of mechanical and electrical equipment and pipeline; sales of hot water, demineralized water and fly ash	100%	–

Huaneng Shantou Haimen Power Limited Liability Company **	PRC	Limited liability company	RMB1,508,000,000	construction, operation and management of power plants and related projects	80%	–

Huaneng Chongqing Liangjiang Power Generation Limited Liability Company **	PRC	Limited liability company	RMB100,000,000	construction, operation and management of power plants and related projects	100%	–

Jiangsu Huayi Energy Co., Ltd. **	PRC	Limited liability company	RMB5,000,000	Development of new energy distribution of coal and coal products	100%	–

Huaneng Xuzhou Tongshan Wind Power Co., Ltd.**	PRC	Limited liability company	RMB169,000,000	Wind power	70%	–

Huaneng Eastern Yunnan Energy Mine Construction Co., Ltd.	PRC	Limited liability company	RMB10,000,000	Constructing and operating of mine and related construction projects	–	100%

SinoSing Power	Singapore	Limited liability company	US$1,400,020,585	Investment holding	100%	–

Tuas Power	Singapore	Limited liability company	S$1,338,050,000	Electricity and gas supply and investment holding	–	100%

Tuas Power Supply Pte Ltd.	Singapore	Limited liability company	S$500,000	Power sales	–	100%

TPG	Singapore	Limited liability company	S$1,183,000,001	Power generation and related by products, derivatives; developing power supply resources, operating electricity and power sales	–	100%

TP Asset Management Pte Ltd.	Singapore	Limited liability company	S$2	Render of environment engineering services	–	100%

TPGS Green Energy Pte Ltd.	Singapore	Limited liability company	S$1,000,000	Provision of utility services	–	75%

New Earth Pte Ltd.	Singapore	Limited liability company	S$10,111,841	Consultancy in waste recycling	–	100%

New Earth Singapore Pte Ltd.	Singapore	Limited liability company	S$17,816,050	Industrial waste management and recycling	–	100%

TP Utilities Pte Ltd.	Singapore	Limited liability company	S$160,000,001	Provision of utility services	–	100%

Chongqing Huaqing Energy Co., Ltd. **	PRC	Limited liability company	RMB44,420,000	Thermal energy, cold energy installation of instrumentation, promotion service for energy saving technology	–	60%

New Earth Singapore Pte Ltd.	Singapore	Limited liability company	S$17,816,050	Industrial waste management and recycling	–	100%

TP Utilities Pte Ltd.	Singapore	Limited liability company	S$160,000,001	Provision of utility services	–	100%

Chongqing Huaqing Energy Co., Ltd. **	PRC	Limited liability company	RMB44,420,000	Thermal energy, cold energy installation of instrumentation, promotion service for energy saving technology	–	60%

1	The indirect percentage of equity interest held represents the effective ownership interest of the Company and its subsidiaries.

*
According to the capital injection agreement signed with a new shareholder of Qingdao Port and pursuant to the revised articles of association, the Company's shareholding and voting rights on Qingdao port changed from 100% to 51% while the Company retains the control of Qingdao port.

**	These companies were newly established in 2013.

***
In 2013, the Company acquired 60% equity interests of Luoyang Cogeneration and the Company's equity interests in this entity subsequently increased to 80% through further capital injection. See Note 40 for more details of the acquisition.

Note:

(i)
Pursuant to an agreement entered into between the Company and another shareholder, the Company is entrusted to vote the 25% voting rights held by the other shareholder as long as the Company remains as the largest shareholder of Beijing Cogeneration. Thus the Company has majority voting rights required by the article of association to control the operation and financial policies of Beijing Cogeneration. Accordingly, the Company has control over Beijing Cogeneration.

(ii)
According to its article of association, the other shareholder who holds the remaining equity interests of Shidongkou Power Company entrusts the Company to exercise all its voting rights in relation to the operation and financial policies of Shidongkou Power Company. Accordingly, the Company has control over Shidongkou Power Company.

(iii)
Pursuant to the shareholders' agreement, the other shareholder who holds the remaining shares of Yingkou Port entrusts the Company to exercise all its voting rights at shareholders' meetings in relation to the operation and financial policies. Accordingly, the Company has control over Yingkou Port.

(iv)
Jinling CCGT was previously an associate of the Company. In 2013, one of the non-controlling shareholders with 21% equity interests in Jinling CCGT entered into a voting in concert agreement with the Company whereby it agreed to vote the same in respect of significant financial and operating decisions made by the Company effective from 1 January 2013. As a result, the Company acquired control of Jinling CCGT since 1 January 2013. See Note 40 for more details.

For the information of material non-controlling interest (“NCI”), please refer to Note 41.

In 2013, due to the continuous losses in a number of subsidiaries, impairment loss of RMB3.23 billion was recorded for the investment in the subsidiaries at company level. (2012: RMB1.98 billion).

(b)	Loans to subsidiaries
As at 31 December 2013, the unsecured current portion of loans to subsidiaries amounted to approximately RMB26.95 billion (2012: RMB26.14 billion) with annual interest rates ranging from 5.58% to 6.00% (2012: from 5.60% to 7.22%). The unsecured non-current portion loans to subsidiaries amounted to approximately RMB1.79 billion (2012: RMB1.40 billion) with annual interest rates ranging from 3.72% to 5.54% (2012: 3.72% to 5.20%). Since all interest rates were similar to the interest rates offered by the market, the carrying value of the loans to subsidiaries approximated their fair value.

10	AVAILABLE-FOR-SALE FINANCIAL ASSETS
	The Company and its subsidiaries		The Company
	2013	2012	2013	2012

Beginning of the year	3,052,822	2,301,167	3,040,709	2,289,054
Investment in Shanxi Xishan Jinxing Energy Co., Ltd. (“Jinxing Energy”)	–	120,300	–	120,300
Investment in Ganlong Double-track Railway Co., Ltd.	200,000	500,000	200,000	500,000
Fair value changes	(141,658)	131,355	(141,658)	131,355

End of the year	3,111,164	3,052,822	3,099,051	3,040,709

Available-for-sale financial assets include the following:

	The Company and its subsidiaries		The Company
	2013	2012	2013	2012

Listed securities
257.56 million shares (representing 1.56% shareholding) of Yangtze Power	1,627,777	1,769,435	1,627,777	1,769,435

Unlisted securities
10% of Jinxing Energy	431,274	431,274	431,274	431,274
9.09% of Ganlong Double-track Railway Co., Ltd.	1,000,000	800,000	1,000,000	800,000
Others	52,113	52,113	40,000	40,000

	1,483,387	1,283,387	1,471,274	1,271,274

Total	3,111,164	3,052,822	3,099,051	3,040,709

There were no impairment provisions on available-for-sale financial assets in 2013 and 2012.

11	LAND USE RIGHTS
Details of land use rights are as follows:

	The Company and its subsidiaries		The Company
	2013	2012	2013	2012

Outside Hong Kong, held on:
Leases of between 10 to 50 years	4,449,886	4,250,317	1,442,523	1,480,257
Leases of over 50 years	41,399	46,866	16,722	16,998

Total	4,491,285	4,297,183	1,459,245	1,497,255

All the lands located in the PRC and Singapore are leased from respective governments according to corresponding regulations applied across the countries. The Company and its subsidiaries will renew the leases according to the operation requirements of the Company and its subsidiaries and the related regulations of respective countries.

As at 31 December 2013, no land use right was secured for bank loan (2012: nil).

12	POWER GENERATION LICENSE
The movements in the carrying amount of power generation license during the years are as follows:

	2013	2012

Beginning of the year	4,084,506	3,904,056

Movement:
Opening net book value	4,084,506	3,904,056
Currency translation differences	(247,337)	180,450

Closing net book value	3,837,169	4,084,506

End of the year	3,837,169	4,084,506

The Company and its subsidiaries acquired the power generation license in connection with the acquisition of Tuas Power. The power generation license was initially recognized at fair value at the acquisition date. Tuas Power operates power plants in Singapore pursuant to the license granted by the Energy Market Authority for a period of 30 years from 2003 until 2032. The license was extended to 2044 during 2011 with minimal costs and is subject to further renewal. The Company and its subsidiaries expect that the applicable rules and regulations surrounding the renewal can be complied with based on the current market framework. The Company and its subsidiaries assessed the useful life of the power generation license at 31 December 2013 as indefinite and therefore the license is not amortized.

Impairment test of power generation license
Power generation license belongs to and has been assigned to Tuas Power, a CGU. The recoverable amount of the CGU is determined based on value-in-use calculation. Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value.

Key assumptions used for value-in-use calculation:

Management has assessed that, amongst all assumptions used in the value-in-use calculations, the most sensitive key assumption is the discount rate which was arrived at based on weighted average cost of capital. The discount rate applied in determining the recoverable amounts of the CGU was 7.05% (2012: 6.72%). An absolute increase in the discount rate of 0.5% (2012: 0.5%) would result in approximately RMB1,599 million (2012: RMB1,767 million) decrease in the recoverable amount of the CGU.

Other key assumptions include projection of its business performance based on estimation of future electricity tariffs, volume of electricity sold, fuel prices and other operating expenses, which are largely with reference to advices from the financial advisor engaged and an external study conducted by industry specialist to project the market demand and supply situation, as well as forward trend of electricity prices. On average, the growth and inflation rates of 2.2% and 2.8% (2012: 6% and 2.1%) were used in consideration of future expansion plans and new development projects as part of the long-term strategy.

Based on the assessments, no impairment was provided for the power generation license.

13	DERIVATIVE FINANCIAL INSTRUMENTS
Details of derivative financial instruments are as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Derivative financial assets
– Hedging instruments for cash flow hedge (fuel swap contracts)	47,210	66,599	–	–
– Hedging instruments for cash flow hedge (exchange forward contracts)	34,979	1,106	–	–
– Financial instruments at fair value through profit or loss (fuel swap contracts)	23,783	1,286	–	–

Total	105,972	68,991	–	–

Less: non-current portion
– Hedging instruments for cash flow hedge (fuel swap contracts)	8,826	13,532	–	–
– Hedging instruments for cash flow hedge (exchange forward contracts)	4,785	191	–	–
– Financial instruments at fair value through profit or loss (fuel swap contracts)	634	–	–	–

Total non-current portion	14,245	13,723	–	–

Current portion	91,727	55,268	–	–

Derivative financial liabilities
– Hedging instruments for cash flow hedge (fuel swap contracts)	15,259	47,033	–	–
– Hedging instruments for cash flow hedge (exchange forward contracts)	1,382	56,576	–	–
– Hedging instruments for cash flow hedge (interest rate swap contract)	380,541	820,823	116,568	210,137
– Financial instruments at fair value through profit or loss (fuel swap contracts)	29,814	1,214	–	–

Total	426,996	925,646	116,568	210,137

Less: non-current portion
– Hedging instruments for cash flow hedge (fuel swap contracts)	2,093	6,979	–	–
– Hedging instruments for cash flow hedge (exchange forward contracts)	210	9,203	–	–
– Hedging instruments for cash flow hedge (interest rate swap contract)	380,541	820,823	116,568	210,137
– Financial instruments at fair value through profit or loss(fuel swap contracts)	561	–	–	–

Total non-current portion	383,405	837,005	116,568	210,137

Current portion	43,591	88,641	–	–

For the years ended 31 December 2012 and 2013, no material ineffective portion was recognized in the profit or loss arising from cash flow hedges.

The Company uses an interest rate swap contract to hedge its interest rate risk against one of its variable rate loans. The notional principal amount of the outstanding interest rate swap contract at 31 December 2013 was US$304 million (RMB equivalents of RMB1,853.46 million) (2012: US$336 million (RMB equivalents of RMB2,111.93 million)). Through this arrangement, the Company pays an annual fixed interest of 4.40% while the original annual floating interest expense (6-month LIBOR+1%) attached in the loan is offset by the receivable leg of the interest rate swap. Such a swap is settled on a quarterly basis from September 2009 to September 2019.

TPG uses exchange forward contracts to hedge its foreign exchange risk arising from highly probable forecast purchase transactions. It also uses fuel oil swap contracts to hedge its fuel price risk arising from highly probable forecast purchases of fuel purchases.

TPG also uses various interest rate swap contracts to hedge floating semi-annual interest payments on borrowings with maturity dates up to 2020. The notional principal amount of these outstanding interest rate swap contracts at 31 December 2013 was S$1,482 million (RMB equivalents of RMB7,090.63 million) (2012: S$1,564 million (RMB equivalents of RMB7,965.30 million)). Through these arrangements, TPG swaps original floating interest (6-month SOR) to annual fixed interest determined by individual swap contracts. Such swap contracts are settled semi-annually from September 2011 to March 2020. As at 31 December 2013, these interest rate swap contracts are carried on the balance sheet as financial liability of RMB263.97 million (2012: financial liability of RMB610.69 million).

The analysis of contractual cash inflows/(outflows) of major derivative financial instruments are as follows:

	Cash flows
	Carrying	Contractual		Between 1
	amounts	cash flows	Within 1 year	and 5 years	After 5 years

As at 31 December 2013
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	47,210	47,210	38,384	8,826	–

Forward exchange contracts used for hedging
– inflows		2,401,875	1,967,829	434,046	–
– outflows		(2,366,753)	(1,937,889)	(428,864)	–

	34,979	35,122	29,940	5,182	–

Fuel derivatives that do not qualify as hedges (net settlement)	23,783	23,783	23,149	634	–

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	15,259	(15,259)	(13,166)	(2,093)	–

Forward exchange contracts used for hedging
– inflows		1,155,192	1,107,633	47,559	–
– outflows		(1,156,600)	(1,108,862)	(47,738)	–

	1,382	(1,408)	(1,229)	(179)	–

Net-settled interest rate swaps used for hedging
– net cash inflows/(outflows)	380,541	(734,300)	(208,667)	(487,961)	(37,672)

Fuel derivatives that do not qualify as hedges (net settlement)	29,814	(29,814)	(29,253)	(561)	–

	Cash flows
	Carrying	Contractual		Between1
	amounts	cash flows	Within 1 year	and 5 years	After 5 years

As at 31 December 2012
Derivative financial assets
Fuel derivatives used for hedging (net settlement)	66,599	66,599	53,067	13,532	–

Forward exchange contracts used for hedging
– inflows		157,613	103,183	54,430	–
– outflows		(156,386)	(102,220)	(54,166)	–

	1,106	1,227	963	264	–

Fuel derivatives that do not qualify as hedges (net settlement)	1,286	1,286	1,286	–	–

Derivative financial liabilities
Fuel derivatives used for hedging (net settlement)	47,033	(47,033)	(40,053)	(6,980)	–

Forward exchange contracts used for hedging
– inflows		3,867,604	3,452,919	414,685	–
– outflows		(3,922,039)	(3,498,963)	(423,076)	–

	56,576	(54,435)	(46,044)	(8,391)	–

Net-settled interest rate swaps used for hedging
– net cash inflows/(outflows)	820,823	(1,054,458)	(209,866)	(666,008)	(178,584)

Fuel derivatives that do not qualify as hedges (net settlement)	1,214	(1,214)	(1,214)	–	–

14	GOODWILL
The movements in the carrying amount of goodwill during the years are as follows:

	The Company and its subsidiaries	The Company

As at 1 January 2012
Cost	14,317,413	108,938
Accumulated impairment loss	(427,234)	–

Net book value	13,890,179	108,938

Movement in 2012:
Opening net book value	13,890,179	108,938
Impairment charge	(107,735)	–
Currency translation differences	500,639	–
Adjustment on 2011 acquisitions	134,460	–

Closing net book value	14,417,543	108,938

As at 31 December 2012
Cost	14,952,512	108,938
Accumulated impairment loss	(534,969)	–

Net book value	14,417,543	108,938

Movement in 2013:
Opening net book value	14,417,543	108,938
Impairment charge	(980,513)	(2,084)
Currency translation differences	(678,999)	–

Closing net book value	12,758,031	106,854

As at 31 December 2013
Cost	14,273,513	108,938
Accumulated impairment loss	(1,515,482)	(2,084)

Net book value	12,758,031	106,854

Impairment tests for goodwill
Goodwill is allocated to the CGUs of the Company and its subsidiaries.

The carrying amounts of major goodwill allocated to individual CGUs are as follows:

	2013	2012

PRC Power segment:
Yueyang Power Company	100,907	100,907
Beijing Cogeneration	95,088	95,088
Yangliuqing Cogeneration	151,459	151,459
Diandong Energy	1,307,558	1,307,558
Diandong Yuwang	438,883	438,883

Singapore segment:
Tuas Power	10,348,687	11,420,177

All other segments:
Qingdao Port	–	107,002
Luoyuanwan Harbor	–	309,270

The recoverable amount of a CGU is determined based on value-in-use calculations. For domestic CGUs, these calculations use cash flow projections based on management's financial budgets covering periods of no more than five years. The Company expects cash flows beyond such periods will be similar to that of the respective final forecast years on existing production capacity.

In connection to the goodwill attached to Tuas Power, management has based their assessment of recoverable amount on value-in-use calculations. Management prepared the impairment model based on budget approved by the Board and various factors, such as inflation, power demand and other factors as well as the terminal value. On average, the growth and inflation rates of 2.2% and 2.8%, were used in consideration of future expansion plans and new development projects as part of the long-term strategy.

Discount rates used for value-in-use calculations:

Yueyang Power Company	8.80%
Beijing Cogeneration	8.80%
Yangliuqing Cogeneration	8.80%
Diandong Energy	8.80%
Diandong Yuwang	8.80%
Tuas Power	7.05%
Qingdao Port	9.04%
Luoyuanwan Harbor	9.04%

Key assumptions used for value-in-use calculations:

Key assumptions applied in the impairment tests include the expected tariff rates, demands of electricity in specific regions where these power plants are located, fuel cost and the expected throughput and price of the related port. Management determined these key assumptions based on past performance and its expectations on market development. The discount rates used reflect specific risks relating to individual CGUs. Management believes that any reasonably possible change in any of these key assumptions on which recoverable amounts of individual CGUs are based may cause carrying amounts of individual CGUs to exceed their recoverable amounts. Please refer to Note 4 and 12 for details of respective sensitivity analysis on domestic and oversea CGU impairment testing.

In 2013, due to the external environment deterioration in respect of shipping market, the utilization of port was below expectation and the price was at a lower level. Based on the impairment testing results, the goodwill arising from the acquisition of Luoyuanwan Harbour, Qingdao Port and Hualu Sea Transportation were fully impaired. Besides, the goodwill arising from the acquisition of Enshi Hydropower was assessed as fully impaired due to the fact that the capital expenditure of the power plant was higher than the original expectation. The above mentioned goodwill impairment provided in 2013 approximately amounted to RMB586 million. For Singapore segment, the goodwill in respect of Tuas Power acquisition was impaired of RMB392 million in 2013 as a result of the power market change in Singapore.

In 2012, no goodwill was impaired except for the goodwill arising from acquisition of Pingliang Power Company.

15	OTHER NON-CURRENT ASSETS
Details of other non-current assets are as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Intangible assets *	466,111	415,524	121,445	68,315
Deferred employee housing subsidies	5,787	6,728	–	–
Prepayments for switchhouse and metering station	11,693	13,760	–	–
Prepaid connection fees	101,913	115,284	–	–
Prepaid territorial waters use right **	793,410	814,813	133,362	136,409
Finance lease receivables	551,509	589,136	–	–
VAT recoverable	574,892	540,505	–	–
Others	659,752	587,144	28,906	15,163

Total	3,165,067	3,082,894	283,713	219,887

*	The intangible assets consist of software, patented technologies and land use rights granted by government. In 2013, there is no impairment provided for the intangible assets (2012: RMB nil).

**
The prepaid territorial waters use right are amortized over the contractual period of 50 years. As at 31 December 2013, territorial waters use right with net book value amounting to RMB82.42 million (2012: RMB84.40 million) was secured to a bank as collateral against a long-term loan of RMB69 million (2012: RMB97 million) (Note 23).

16	INVENTORIES
Inventories comprised:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Fuel (coal and oil) for power generation	5,046,248	5,648,973	1,696,752	1,856,867
Material and supplies	1,593,074	1,555,763	652,109	656,886

	6,639,322	7,204,736	2,348,861	2,513,753
Less: provision for inventory obsolescence	(170,296)	(182,352)	(24,988)	(25,504)

	6,469,026	7,022,384	2,323,873	2,488,249

Movements of provision for inventory obsolescence during the years are analyzed as follows:

	The Company and its subsidiaries		The Company
	2013	2012	2013	2012

Beginning of the year	(182,352)	(179,724)	(25,504)	(35,634)
Provision	(2,336)	(14,612)	–	(791)
Reversal	3,160	2,457	3	–
Write-offs	3,551	14,625	513	10,921
Currency translation differences	7,681	(5,098)	–	–

End of the year	(170,296)	(182,352)	(24,988)	(25,504)

17	OTHER RECEIVABLES AND ASSETS
Other receivables and assets comprised the following:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Prepayments for inventories	334,368	780,042	251,103	433,874
Prepayments for pre-construction cost	421,944	415,621	2,707	2,693
Prepaid income tax	88,854	14,850	–	–
Others	93,038	127,705	22,921	22,859

Total prepayments	938,204	1,338,218	276,731	459,426

Staff advances	15,566	14,153	6,942	6,106
Dividends receivable	150,000	50,000	392,728	277,908
Financial lease receivables	13,842	13,746	–	–
Receivables from sales of fuel	–	211,987	102,057	198,453
Interest receivables	70	65	168,345	115,690
Others	406,522	448,755	1,148,961	1,048,655

Subtotal other receivables	586,000	738,706	1,819,033	1,646,812

Less: provision for doubtful accounts	(30,673)	(28,641)	(19,916)	(19,916)

Total other receivables, net	555,327	710,065	1,799,117	1,626,896

VAT recoverable	579,450	942,112	76,673	318,818

Gross total	2,103,654	3,019,036	2,172,437	2,425,056

Net total	2,072,981	2,990,395	2,152,521	2,405,140

Please refer to Note 35 for details of other receivables and assets due from the related parties.

The gross amounts of other receivables of the Company and its subsidiaries are denominated in the following currencies:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

RMB	523,279	667,151	1,819,033	1,646,812
S$ (RMB equivalent)	53,638	68,956	–	–
US$ (RMB equivalent)	9,083	2,599	–	–

Total	586,000	738,706	1,819,033	1,646,812

Movements of provision for doubtful accounts during the years are analyzed as follows:

	The Company and its subsidiaries		The Company
	2013	2012	2013	2012

Beginning of the year	(28,641)	(26,505)	(19,916)	(17,780)
Reclassification to assets held for sale (Note 19)	51	–	–	–
Provision	(2,096)	(2,774)	–	(2,774)
Reversal	13	638	–	638

End of the year	(30,673)	(28,641)	(19,916)	(19,916)

As at 31 December 2013, there was no indication of impairment relating to other receivables which were not past due and no provision was made (2012: nil).

Other receivables of RMB104 million (2012: RMB105 million) were past due but not impaired. These amounts mainly represent funds deposited in a government agency and are fully recoverable. The ageing analysis of these other receivables was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Within 1 year	15,120	13,381	6,098	5,199
Between 1 to 2 years	289	21,026	19	6
Between 2 to 3 years	20,648	202	6	6
Over 3 years	67,855	70,483	20,706	20,700

	103,912	105,092	26,829	25,911

As at 31 December 2013, other receivables of RMB37 million which were past due (2012: RMB34 million) were impaired and a provision of RMB31 million (2012: RMB29 million) has been provided against the receivables. The individually impaired receivables have been long outstanding without any repayment agreements in place or possibility of renegotiation. It was assessed that a substantial portion of the receivables is not expected to be recovered. The ageing of these other receivables was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Within 1 year	965	807	965	751
Between 1 to 2 years	120	94	120	–
Between 2 to 3 years	–	233	–	–
Over 3 years	35,546	32,501	22,685	22,730

	36,631	33,635	23,770	23,481

18	ACCOUNTS RECEIVABLE
Accounts receivable comprised the following:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Accounts receivable	14,812,913	14,953,794	6,350,771	6,581,604
Notes receivable	755,331	357,589	208,982	41,285

	15,568,244	15,311,383	6,559,753	6,622,889
Less: provision for doubtful accounts	(6,123)	(11,419)	–	–

	15,562,121	15,299,964	6,559,753	6,622,889

The gross amounts of account receivables of the Company and its subsidiaries are denominated in the following currencies:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

RMB	14,598,779	14,111,899	6,559,753	6,622,889
S$ (RMB equivalent)	963,349	1,188,323	–	–
US$ (RMB equivalent)	6,116	11,161	–	–

Total	15,568,244	15,311,383	6,559,753	6,622,889

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made, except for SinoSing Power which provides credit period that ranged from 5 to 60 days from the dates of billings. Certain accounts receivables of Singapore subsidiaries are backed by bankers’ guarantees and/or deposit from customers. It is not practicable to determine the fair value of the collaterals that correspond to these accounts receivable.

As at 31 December 2013, accounts receivable of the Company and its subsidiaries of approximately RMB6,501 million (2012: RMB6,319 million) was secured to a bank as collateral against short-term loans of RMB6,000 million (2012: RMB6,250 million) (Note 29).

For the collateral of notes receivable, please refer to Note 26 for details.

Movements of provision for doubtful accounts during the years are analyzed as follows:

	The Company and its subsidiaries		The Company
	2013	2012	2013	2012

Beginning of the year	(11,419)	(24,033)	–	–
Provision	(24)	(62)	–	–
Reversal	4,717	12,508	–	–
Write-off	50	28	–	–
Reclassification to assets held for sale (Note 19)	298	–	–	–
Currency translation differences	255	140	–	–

End of the year	(6,123)	(11,419)	–	–

Ageing analysis of accounts receivable was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Within 1 year	15,347,876	15,236,883	6,427,873	6,622,882
Between 1 to 2 years	188,778	49,693	131,873	2
Between 2 to 3 years	25,326	12,951	2	5
Over 3 years	6,264	11,856	5	–

	15,568,244	15,311,383	6,559,753	6,622,889

As at 31 December 2013, the maturity period of the notes receivable ranged from 1 to 6 months (2012: from 1 to 6 months).

As at 31 December 2013 and 2012, there was no indication of impairment relating to accounts receivable which were not past due and no provision was made.

As at 31 December 2013, accounts receivable of RMB6 million (2012: RMB11 million) were impaired. The amount of the provision was RMB6 million as at 31 December 2013 (2012: RMB11 million). The ageing of these accounts receivable was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Less than 1 year	–	27	–	–
Between 2 to 3 years	–	7	–	–
Over 3 years	6,123	11,385	–	–

	6,123	11,419	–	–

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Company and its subsidiaries. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable.

19	DISPOSAL GROUP HELD FOR SALE
On 18 December 2013, the Company signed an equity transfer agreement with a third party to transfer its 49% equity interests in Luoyuanwan Harbour (with control retained with the Company),

and all the equity interests the Company held in Luoyuanwan Pier and Ludao Pier. The transactions were completed in early 2014 with no significant cost in relation to the disposal. Management are of the view that Luoyuanwan Pier and Ludao Pier do not constitute a separate major line of business and accordingly do not meet the criteria of discontinued operations. Luoyuanwan Pier and Ludao Pier were previously consolidated by the Company prior to the equity interest transfer and the related assets and liabilities have been reclassified as disposal group held for sale and presented separately in the balance sheet. The consideration of the equity transfer is higher than the carrying amount of the net assets of these entities attributable to the Company.

At 31 December 2013, the disposal group was stated at carrying amount which was lower than the fair value less cost to sell and comprised the following assets and liabilities.

As at 31
December 2013

Property, plant and equipment	363,948
Land use rights	76,332
Other non-current assets	13,443
Inventories	1,296
Other receivables and assets	3,690
Accounts receivable	64,474
Bank balances and cash	34,488

Assets held for sale	557,671

Long-term loans	4,550
Accounts payable and other liabilities	5,595
Taxes payable	5,231
Deferred income tax liabilities	22,063
Other non-current liabilities	13,733

Liabilities held for sale	51,172

The non-recurring fair value measurement for the disposal group was based on the consideration specified in the equity transfer agreement, which has been categorized as Level 1 fair value.

There is no cumulative income or expenses included in other comprehensive income relating to the disposal group.

20	SHARE CAPITAL
	The Company
	2013		2012
	Number		Number of
	of shares	Share capital	shares	Share capital
		RMB’000		RMB’000

As at 1 January and 31 December
A shares	10,500,000,000	10,500,000	10,500,000,000	10,500,000
Overseas listed foreign shares	3,555,383,440	3,555,383	3,555,383,440	3,555,383

Total	14,055,383,440	14,055,383	14,055,383,440	14,055,383

All shares issued by the Company were fully paid. The holders of domestic shares and overseas listed foreign shares, with minor exceptions, are entitled to the same economic and voting rights. None of the issued A shares are within the lock-up period (2012: 500,000,000 shares).

21	SURPLUS RESERVES
According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit under PRC GAAP to the statutory surplus reserve. The Company has the option to cease provision for such reserve when it reaches 50% of the registered share capital. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve cannot fall below 25% of the share capital after being used to increase share capital.

As the statutory surplus reserve has exceeded 50% of the registered share capital, there has been no appropriation of statutory surplus reserve for the year ended 31 December 2013 (2012: RMB72 million in relation to the profit appropriation of 2011).

Appropriation of discretionary surplus reserve is proposed by the Board of Directors, and approved by the general meeting of shareholders. This reserve can be used to make up any losses incurred in prior years or to increase the share capital after obtaining relevant approvals. For the years ended 31 December 2012 and 2013, no provision was made to the discretionary surplus reserve.

According to the articles of association, in distributing the Company’s profits after tax for the relevant accounting year, the lower of amounts determined in accordance with PRC GAAP and IFRS shall be adopted. As at 31 December 2013, in accordance with PRC GAAP and IFRS, the balance of retained  earnings for the Company and its subsidiaries amounted to approximately RMB24.670 billion and RMB24.780 billion, respectively; and the balance of retained earnings for the Company amounted to RMB19.369 billion and RMB16.682 billion, respectively.

22	DIVIDENDS
On 18 March 2014, the Board of Directors proposed a cash dividend of RMB0.38 per share, totaling approximately RMB5,341 million. This proposal is subject to the approval of the shareholders at the annual general meeting.

On 19 June 2013, upon the approval from the annual general meeting of the shareholders, the Company declared 2012 final dividend of RMB0.21 (2011: RMB0.05) per ordinary share, which totaled approximately RMB2,952 million (2011: RMB703 million).

23	LONG-TERM LOANS
Long-term loans comprised the following:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Loans from Huaneng Group (a)	640,485	800,000	640,485	–
Bank loans (b)	71,136,396	80,386,702	23,353,003	25,999,824
Other loans (c)	1,533,746	434,825	1,267,000	267,000

	73,310,627	81,621,527	25,260,488	26,266,824
Less: Current portion of long-term loans	(12,796,956)	(9,056,703)	(8,655,776)	(4,084,566)

Total	60,513,671	72,564,824	16,604,712	22,182,258

(a)	Loans from Huaneng Group
Details of loans from Huaneng Group of the Company and its subsidiaries are as follows:

	The Company and its subsidiaries
	As at 31 December 2013
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
– Variable rate	640,485	640,485	–	640,485	5.54%

	The Company and its subsidiaries
	As at 31 December 2012
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
– Fixed rate	800,000	800,000	(800,000)	–	4.05%-4.60%

(b)	Bank loans
Details of bank loans of the Company and its subsidiaries are as follows:

	The Company and its subsidiaries
	As at 31 December 2013
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Bank loans
Secured
RMB
– Fixed rate	11,541,760	11,541,760	(1,185,460)	10,356,300	5.90%-6.55%
– Variable rate	80,000	80,000	–	80,000	6.55%
Unsecured
RMB
– Fixed rate	38,968,173	38,968,173	(10,673,883)	28,294,290	4.20%-6.55%
– Variable rate	2,595,000	2,595,000	(10,000)	2,585,000	5.54%-6.22%
US$
– Fixed rate	7,846	47,838	(31,580)	16,258	6.36%
– Variable rate	608,371	3,709,177	(422,926)	3,286,251	0.81%-1.74%
S$
– Variable rate	2,848,480	13,628,555	(363,253)	13,265,302	1.95%
€
– Fixed rate	67,217	565,893	(78,450)	487,443	2.00%-2.15%

Total		71,136,396	(12,765,552)	58,370,844

	The Company and its subsidiaries
	As at 31 December 2012
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Bank loans
Secured
US$
– Variable rate	2,462	15,478	–	15,478	2.74%
RMB
– Fixed rate	12,603,780	12,603,780	(1,057,020)	11,546,760	5.90%-6.55%
Unsecured
RMB
– Fixed rate	47,892,706	47,892,706	(6,266,734)	41,625,972	4.51%-7.05%
US$
– Fixed rate	13,026	81,875	(32,558)	49,317	6.36%
– Variable rate	677,738	4,259,924	(436,008)	3,823,916	0.54%-1.79%
S$
– Variable rate	2,924,883	14,896,139	(386,668)	14,509,471	2.15%
€
– Fixed rate	76,560	636,800	(77,715)	559,085	2.00%-2.15%

Total		80,386,702	(8,256,703)	72,129,999

As at 31 December 2013, a long-term loan of RMB69 million (31 December 2012: RMB97 million) is secured by territorial waters use right with net book value amounting to RMB82.42 million (31 December 2012: RMB84.40 million).

As at 31 December 2013, a long-term loan of RMB123 million (31 December 2012: RMB149 million) is secured by certain property, plant and equipment with net book value amounting to RMB203 million (31 December 2012: RMB225 million).

As at 31 December 2013, long-term loans of approximately RMB11,430 million were secured by future electricity revenue (31 December 2012: RMB12,358 million).

As at 31 December 2012, a long-term loan of a subsidiary of the Company of RMB15.48 million is secured by all assets of the subsidiary. This loan was reclassified as short-term loan in 2013 (Note 29).

Details of bank loans of the Company are as follows:

	The Company
	As at 31 December 2013
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Bank loans
Unsecured
RMB
– Fixed rate	17,477,988	17,477,988	(8,199,270)	9,278,718	4.20%-6.12%
– Variable rate	2,118,000	2,118,000	(2,000)	2,116,000	5.54%-5.90%
US$
– Fixed rate	7,846	47,838	(31,580)	16,258	6.36%
– Variable rate	608,371	3,709,177	(422,926)	3,286,251	0.81%-1.74%

Total		23,353,003	(8,655,776)	14,697,227

	The Company
	As at 31 December 2012
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Bank loans
Unsecured
RMB
– Fixed rate	21,658,025	21,658,025	(3,616,000)	18,042,025	4.51%-6.35%
US$
– Fixed rate	13,026	81,875	(32,558)	49,317	6.36%
– Variable rate	677,738	4,259,924	(436,008)	3,823,916	0.54%-1.79%

Total		25,999,824	(4,084,566)	21,915,258

(c)	Other loans
Details of other loans of the Company and its subsidiaries are as follows:

	The Company and its subsidiaries
	As at 31 December 2013
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Other loans
Secured
RMB
– Fixed rate	100,000	100,000	(31,404)	68,596	5.84%
Unsecured
RMB
– Fixed rate	417,000	417,000	–	417,000	5.54%
– Variable rate	1,000,000	1,000,000	–	1,000,000	5.35%
S$
– Variable rate	3,500	16,746	–	16,746	4.25%

Total		1,533,746	(31,404)	1,502,342

	The Company and its subsidiaries
	As at 31 December 2012
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Other loans
Unsecured
RMB
– Fixed rate	417,000	417,000	–	417,000	5.54%-5.84%
S$
– Variable rate	3,500	17,825	–	17,825	4.25%

Total		434,825	–	434,825

As at 31 December 2013, a long-term loan of RMB100 million (31 December 2012: nil) was secured by certain future revenue to be generated by a subsidiary.

As at 31 December 2013, the balance of other long-term loans drawn from Huaneng Finance amounted to approximately RMB417 million (2012: RMB417 million) with annual interest rate of 5.54% (2012: 5.54%-5.84%).

Details of other loans of the Company are as follows:

	The Company
	As at 31 December 2013
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Other loans
Unsecured
RMB
– Fixed rate	267,000	267,000	–	267,000	5.54%
– Variable rate	1,000,000	1,000,000	–	1,000,000	5.35%

Total		1,267,000	–	1,267,000

	The Company
	As at 31 December 2012
	Original	RMB	Less: Current	Non-current	Annual
	currency	equivalent	portion	portion	interest rate
	’000

Other loans
Unsecured
RMB
– Fixed rate	267,000	267,000	–	267,000	5.54%

The maturity of long-term loans is as follows:

	The Company and its subsidiaries
	Loans from Huaneng Group		Bank loans		Other loans
	As at 31 December		As at 31 December		As at 31 December
	2013	2012	2013	2012	2013	2012

1 year or less	–	800,000	12,765,552	8,256,703	31,404	–

More than 1 year but not more than 2 years	–	–	7,226,839	13,918,824	450,299	–

More than 2 years but no more than 3 years	640,485	–	6,935,843	7,496,615	1,035,297	417,000

More than 3 years but no more than 4 years	–	–	5,263,576	5,052,298	–	–

More than 4 years but not more than 5 years	–	–	5,541,103	7,166,031	–	–

More than 5 years	–	–	33,403,483	38,496,231	16,746	17,825

	640,485	800,000	71,136,396	80,386,702	1,533,746	434,825

Less: amount due within 1 year included under current liabilities	–	(800,000)	(12,765,552)	(8,256,703)	(31,404)	–

Total	640,485	–	58,370,844	72,129,999	1,502,342	434,825

	The Company
	Loans from Huaneng Group		Bank loans		Other loans
	As at 31 December		As at 31 December		As at 31 December
	2013	2012	2013	2012	2013	2012

1 year or less	–	–	8,655,776	4,084,566	–	–

More than 1 year but not more than 2 years	–	–	2,974,894	9,204,091	267,000	–

More than 2 years but no more than 3 years	640,485	–	2,873,348	2,981,883	1,000,000	267,000

More than 3 years but no more than 4 years	–	–	921,349	967,238	–	–

More than 4 years but not more than 5 years	–	–	1,437,349	3,108,546	–	–

More than 5 years	–	–	6,490,287	5,653,500	–	–

	640,485	–	23,353,003	25,999,824	1,267,000	267,000

Less: amount due within 1 year included under current liabilities	–	–	(8,655,776)	(4,084,566)	–	–

Total	640,485	–	14,697,227	21,915,258	1,267,000	267,000

The analysis of the above is as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Loans from Huaneng Group
– Wholly repayable within five years	640,485	800,000	640,485	–

Bank loans
– Wholly repayable within five years	20,412,540	20,775,428	12,901,972	14,118,071
– Not wholly repayable within five years	50,723,856	59,611,274	10,451,031	11,881,753

	71,136,396	80,386,702	23,353,003	25,999,824

Other loans
– Wholly repayable within five years	1,517,000	417,000	1,267,000	267,000
– Not wholly repayable within five years	16,746	17,825	–	–

	1,533,746	434,825	1,267,000	267,000

The interest payment schedule of long-term loans in the future years are summarized as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

1 year or less	3,323,845	3,954,794	1,092,742	1,223,159
More than 1 year but not more than 2 years	2,689,099	3,588,277	681,054	1,092,217
More than 2 years but not more than 5 years	6,113,905	7,190,622	1,219,911	1,315,144
More than 5 years	5,842,470	7,597,486	628,754	948,432

Total	17,969,319	22,331,179	3,622,461	4,578,952

24	LONG-TERM BONDS
The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB1 billion, RMB1.7 billion and RMB3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds is RMB57 million, RMB98 million and RMB195 million, respectively. The bond with original maturity of 5 years had matured in December 2012 and the Company repaid the principal of RMB1 billion. As at 31 December 2013, interest payables for the unmatured bonds amounted to approximately RMB5.61 million (31 December 2012: RMB5.61 million).

The Company also issued bonds with maturity of 10 years in May 2008 with a face value of RMB4 billion bearing an annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB208 million. As at 31 December 2013, interest payable for these bonds amounted to approximately RMB135.06 million (31 December 2012: RMB135.06 million).

The Company issued medium-term notes with maturity of 5 years in May 2009 with a face value of RMB4 billion bearing an annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB149 million. As at 31 December 2013, interest payable for these notes amounted to approximately RMB94.17 million (31 December 2012: RMB94.17 million).

In November 2011 and January 2012, the Company issued non-public debt financing instrument with maturity of 5 years and 3 years with face values of RMB5 billion and RMB5 billion bearing annual interest rates of 5.74% and 5.24%, respectively. The actual proceeds received by the Company were approximately RMB4.985 billion and RMB4.985 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.04% and 5.54%, respectively. Interest paid per annum during the tenure of the bonds is RMB302 million and RMB277 million. As at 31 December 2013, interest payable for these bonds amounted to approximately RMB45.61 million and RMB259.13 million, respectively (31 December 2012: RMB45.61 million and RMB259.14 million, respectively).

The Company issued overseas listed bonds with maturity of 3 years in February 2013 with a face value of RMB1.5 billion bearing an annual interest rate of 3.85%. The proceeds received by the Company were approximately RMB1.495 billion. These bonds are denominated in RMB and issued at par. Interest is payable semiannually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 3.96%. Interest paid per annum during the tenure of the bonds is RMB58 million. As at 31 December 2013, interest payable for the bonds amounted to approximately RMB23.57 million (31 December 2012: nil).

The Company issued non-public debt financing instrument with maturity of 3 years in June 2013 with a face value of RMB5 billion bearing an annual interest rate of 4.82%. The proceeds received by the Company were approximately RMB4.985 billion. The bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of the bonds is 5.12%. Interest paid per annum during the tenure of the bonds is RMB256 million. As at 31 December 2013, interest payable for the bonds amounted to approximately RMB139.32 million (31 December 2012: nil).

Please refer to Note 35(c) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

25	OTHER NON-CURRENT LIABILITIES
	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Environmental subsidies *	795,759	673,686	502,062	463,450
Security deposits	85,305	129,928	–	–
Finance lease payables	115,986	95,886	–	–
Government grants and others	407,848	347,964	329,468	250,244

Total	1,404,898	1,247,464	831,530	713,694

*	This primarily represented subsidies for the construction of desulphurization equipment and other environmental protection projects.

In 2013, the government grants and environmental subsidies which were credited to the statement of comprehensive income amounted to RMB72.34 million (2012: RMB101.89 million).

26	ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities comprised:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Accounts and notes payable	12,277,872	7,354,260	5,952,032	2,979,284
Amounts received in advance	705,938	990,355	660,372	906,334
Payables to contractors for construction	7,724,843	7,692,036	2,390,661	2,396,375
Retention payables to contractors	968,863	832,889	331,618	187,177
Consideration payables for acquisitions	18,000	11,136	18,000	11,136
Accrued interests	1,047,410	897,839	856,647	674,303
Accrued pollutants discharge fees	133,287	87,071	54,210	31,139
Accrued water-resources fees	23,550	17,299	11,763	7,517
Accrued service fee of intermediaries	44,740	33,992	44,740	33,905
Capacity quota payables	2,841	39,935	–	–
Security deposits	140,953	94,611	–	–
Provisions*	182,188	157,263	–	–
Others	2,050,889	1,784,215	876,694	830,415

Total	25,321,374	19,992,901	11,196,737	8,057,585

*
As at 31 December 2013, a provision of RMB182 million was made, due to a legal claim by a vendor of the Company’s subsidiary. The outcome of this legal claim is not expected to give rise to any significant loss beyond the amount provided as at 31 December 2013.

Please refer to Note 35(a) for details of accounts payable and other liabilities due to the related parties.

As at 31 December 2013, notes payable of RMB23 million (2012: RMB2 million) were secured by notes receivable of the Company and its subsidiaries with net book value amounting to RMB8 million (2012: RMB3 million) and cash in bank of RMB19 million (2012: nil) (Note 18).

The carrying amounts of financial liabilities (excluding amounts received in advance) included in accounts payable and other liabilities of the Company and its subsidiaries are denominated in the following currencies:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

RMB	22,963,862	17,113,815	10,536,365	7,151,251
S$ (RMB equivalent)	941,307	1,086,111	–	–
US$ (RMB equivalent)	641,265	744,619	–	–
JPY (RMB equivalent)	12,889	58,001	–	–
EUR (RMB equivalent)	56,113	–	–	–

Total	24,615,436	19,002,546	10,536,365	7,151,251

The ageing analysis of accounts and notes payable was as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Accounts and notes payable
Within 1 year	12,226,313	7,287,106	5,939,993	2,962,215
Between 1 to 2 years	14,041	51,847	6,765	15,355
Over 2 years	37,518	15,307	5,274	1,714

Total	12,277,872	7,354,260	5,952,032	2,979,284

27	TAXES PAYABLE
Taxes payable comprises:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

VAT payable	631,050	337,649	258,998	227,592
Income tax payable	783,816	788,623	326,725	248,933
Others	233,059	149,158	152,599	86,448

Total	1,647,925	1,275,430	738,322	562,973

28	SHORT-TERM BONDS
The Company issued unsecured short-term bonds with face values of RMB5 billion, RMB5 billion and RMB5 billion bearing annual interest rates of 4.41%, 4.42% and 4.58% in April 2012, November 2012 and December 2012, respectively. Such bonds are denominated in RMB, issued at par and matured in 365 days. The annual effective interest rates of these bonds are 4.83%, 4.84% and 5.00%, respectively. These bonds were fully repaid in April 2013, November 2013 and December 2013, respectively.

The Company issued unsecured super short-term bonds with face values of RMB5 billion, RMB5 billion, RMB5 billion and RMB5 billion bearing annual interest rates of 3.35%, 3.32%, 3.70%, and 3.99% in June 2012, July 2012, August 2012, and September 2012, respectively. Such bonds are denominated in RMB, issued at face value and matured in 270 days from the issuance dates, respectively. The annual effective interest rates of these bonds are 3.76%, 3.73%, 4.11%, and 4.40%, respectively. These bonds were fully repaid in March 2013, April 2013, May 2013, and June 2013 respectively.

The Company issued unsecured super short-term bonds with face values of RMB5 billion, RMB5 billion, RMB5 billion and RMB5 billion bearing annual interest rates of 3.80%, 3.90% 3.80% and 5.70% in February 2013, April 2013, May 2013 and December 2013, respectively. Such bonds are denominated in RMB, issued at par and matured in 270 days. The annual effective interest rates of these bonds are 4.21%, 4.31%, 4.21% and 6.12%, respectively. The bonds issued in February and April 2013 were fully repaid in November and December 2013, respectively. As at 31 December 2013, interest payables for the outstanding bonds amounted to approximately RMB120.25 million and RMB11.88 million, respectively.

The Company issued unsecured short-term bond with a face values of RMB5 billion bearing an annual interest rates 5.25% in November 2013. The bond is denominated in RMB, issued at par and matured in 365 days. The annual effective interest rate of the bond is 5.67%. As at 31 December 2013, interest payables for the bond amounted to approximately RMB36.68 million.

29	SHORT-TERM LOANS
Short-term loans are as follows:

	The Company and its subsidiaries
	As at 31 December 2013			As at 31 December 2012
	Original	RMB	Annual	Original	RMB	Annual
	currency	equivalent	interest rate	currency	equivalent	interest rate
	’000			’000

Secured
RMB
– Fixed rate	1,050,000	1,050,000	6.00%-6.10%	6,520,000	6,520,000	5.04%-5.40%
– Fixed rate-discounted notes receivable	–	–	–	21,250	21,250	6.08%-6.30%
– Variable rate	5,000,000	5,000,000	5.04%-6.00%	–	–	–
US$
– Variable rate	2,468	15,046	2.67%	–	–	–

Subtotal		6,065,046			6,541,250

Unsecured
RMB
– Fixed rate	8,040,000	8,040,000	5.28%-5.70%	20,900,826	20,900,826	5.04%-6.56%
– Variable rate	23,832,000	23,832,000	5.04%-5.70%	–	–	–

Subtotal		31,872,000			20,900,826

Total		37,937,046			27,442,076

	The Company
	As at 31 December 2013			As at 31 December 2012
	Original	RMB	Annual	Original	RMB	Annual
	currency	equivalent	interest rate	currency	equivalent	interest rate
	’000			’000

Secured
RMB
– Fixed rate	1,000,000	1,000,000	6.10%	5,850,000	5,850,000	5.04%-5.40%
– Fixed rate-discounted notes receivable	–	–	–	12,800	12,800	6.30%
– Variable rate	5,000,000	5,000,000	5.04%-6.00%	–	–	–

Subtotal		6,000,000			5,862,800

Unsecured
RMB
– Fixed rate	7,000,000	7,000,000	5.28%-5.70%	13,771,071	13,771,071	5.40%-6.56%
– Variable rate	18,490,000	18,490,000	5.04%-5.58%	–	–	–

Subtotal		25,490,000			13,771,071

Total		31,490,000			19,633,871
		31,490,000			19,633,871

As at 31 December 2013, short-term loans of RMB6,000 million (31 December 2012: RMB6,250 million) were secured by accounts receivable of the Company and its subsidiaries with net book value amounting to RMB6,501 million (31 December 2012: RMB6,319 million).

As at 31 December 2013, a short-term loan of RMB50 million (31 December 2012: nil) was secured by certain future revenue to be generated by a subsidiary of the Company.

As at 31 December 2013, a short-term loan of RMB15.05 million (31 December 2012: nil) was secured by certain property, plant and equipment of the subsidiary of the Company.

As at 31 December 2012, short-term loans of a subsidiary of the Company of RMB270 million are secured by future electricity revenue of the subsidiary of the Company. These loans were settled in 2013.

As at 31 December 2012, short-term loans of RMB21.25 million represented the notes receivable that were discounted with recourse. As these notes receivable have not yet matured, the proceeds received were recorded as short-term loans. These loans were settled in 2013.

As at 31 December 2013, short-term loans from Huaneng Finance amounted to RMB1,290 million (31 December 2012: RMB1,315 million) with the annual interest rates ranged from 5.40% to 5.70% (31 December 2012: 5.40% to 6.00%) (Note 35).

As at 31 December 2013, a short-term loan was borrowed from China Huaneng Group Clean Energy Technology Research Institute Co., Ltd. (“Huaneng Clean Energy”) amounting to RMB150 million (31 December 2012: RMB120 million) with the annual interest rate of 5.40% (31 December 2012: 5.40%) (Note 35).

As at 31 December 2013, a short-term loan was borrowed from Xi’an Thermal Power Research Institute Co., Ltd. (“Xi’an Thermal”) amounting to RMB100 million (31 December 2012: nil) with annual interest rate of 5.52% (Note 35).

As at 31 December 2012, a short-term loan was borrowed from Huaneng Shandong Power Limited Company (“Shandong Power Limited”) amounting to RMB50 million with annual interest rate of 6.00%. These loans were settled in 2013.

30	DEFERRED INCOME TAX ASSETS AND LIABILITIES
The offset amounts of deferred income tax assets and liabilities are as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Deferred income tax assets	652,358	532,387	423,594	860,779
Deferred income tax liabilities	(2,032,417)	(2,011,729)	–	–

	(1,380,059)	(1,479,342)	423,594	860,779

The gross movement on the deferred income tax accounts is as follows:

	The Company and its subsidiaries		The Company
	2013	2012	2013	2012

Beginning of the year	(1,479,342)	(1,466,756)	860,779	456,322
Adjustment on acquisitions	–	(134,460)	–	–
Credited/(charged) to profit or loss (Note 32)	57,230	148,668	(449,208)	435,345
(Charged)/credited to other comprehensive income/(loss)	(59,197)	34,556	12,023	(30,888)
Currency translation differences	79,187	(61,350)	–	–
Reclassification to liabilities held for sale (Note 19)	22,063	–	–	–

End of the year	(1,380,059)	(1,479,342)	423,594	860,779

The movements in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdictions, are as follows:

Deferred income tax assets:

	The Company and its subsidiaries
	Hedging reserve	Amortization of land use rights	Provision for impairment loss	Accrued Depreciation	manufactured expenses	VAT refunds on purchases of domestically equipment	Unused tax losses	Others	Total

As at 1 January 2012	92,658	15,447	221,956	156,890	47,942	330,925	139,786	203,728	1,209,332

(Charged)/credited to profit or loss	(4)	(368)	(34,344)	(21,309)	(1,894)	(24,056)	(6,796)	115,811	27,040
Credited to other comprehensive income	67,395	–	–	–	–	–	–	–	67,395
Currency translation differences	2,405	–	15	125	–	–	–	590	3,135

As at 31 December 2012	162,454	15,079	187,627	135,706	46,048	306,869	132,990	320,129	1,306,902
(Charged)/credited to profit or loss	–	(368)	74,300	(38,561)	(12,444)	(25,523)	27,790	86,706	111,900
Credited to other comprehensive loss	(94,611)	–	–	–	–	–	–	–	(94,611)
Currency translation differences	(4,969)	–	(166)	(138)	–	–	(890)	(2,254)	(8,417)
Reclassification to assets held for sale (Note 19)	–	–	(88)	–	–	–	–	(625)	(713)

As at 31 December 2013	62,874	14,711	261,673	97,007	33,604	281,346	159,890	403,956	1,315,061

	The Company
	Hedging reserve	Amortization of land use rights	Provision for impairment loss	Depreciation	Accrued expenses	VAT refunds on purchases of domestically manufactured equipment	Others	Total

As at 1 January 2012	50,585	15,445	161,115	26,250	18,766	329,147	157,142	758,450

(Charged)/credited to profit or loss	–	(368)	393,936	(904)	6,941	(23,869)	32,006	407,742
Credited to other comprehensive income	1,951	–	–	–	–	–	–	1,951

As at 31 December 2012	52,536	15,077	555,051	25,346	25,707	305,278	189,148	1,168,143

Charged to profit or loss	–	(368)	(443,058)	(7,327)	(1,877)	(25,401)	19,143	(458,888)
Charged to other Comprehensive loss	(23,391)	–	–	–	–	–	–	(23,391)

As at 31 December 2013	29,145	14,709	111,993	18,019	23,830	279,877	208,291	685,864

Deferred income tax liabilities:

	The Company and its subsidiaries
	Fair value gains	Amortization of land use rights	Depreciation	Power generation license	Mining rights	Territorial waters use right	Others	Total
As at 1 January 2012	(181,634)	(435,231)	(1,068,650)	(659,656)	(162,400)	(85,486)	(83,031)	(2,676,088)

Adjustment on 2011 acquisitions	–	(8,303)	(17,890)	–	(108,267)	–	–	(134,460)
Credited/(charged) to profit or loss	–	22,582	120,146	–	–	519	(21,619)	121,628
Charged to other comprehensive income	(32,839)	–	–	–	–	–	–	(32,839)
Currency translation differences	–	(2,747)	(31,220)	(30,518)	–	–	–	(64,485)

As at 31 December 2012	(214,473)	(423,699)	(997,614)	(690,174)	(270,667)	(84,967)	(104,650)	(2,786,244)

(Charged)/credited to profit or loss	–	(7,443)	(41,065)	–	–	3,374	(9,536)	(54,670)
Credited to other comprehensive loss	35,414	–	–	–	–	–	–	35,414
Currency translation differences	–	3,765	45,984	37,855	–	–	–	87,604
Reclassification to liabilities held for sale (Note 19)	–	16,114	3,903	–	–	2,759	–	22,776

As at 31 December 2013	(179,059)	(411,263)	(988,792)	(652,319)	(270,667)	(78,834)	(114,186)	(2,695,120)

	The Company
	Fair value gains	Depreciation	Others	Total

As at 1 January 2012	(181,634)	(63,036)	(57,458)	(302,128)

Credited to profit or loss	–	5,077	22,526	27,603
Charged to other comprehensive income	(32,839)	–	–	(32,839)

As at 31 December 2012	(214,473)	(57,959)	(34,932)	(307,364)

Credited to profit or loss	–	5,327	4,353	9,680
Credited to other comprehensive loss	35,414	–	–	35,414

As at 31 December 2013	(179,059)	(52,632)	(30,579)	(262,270)

As at 31 December 2013 and 2012, taxable temporary differences relating to interest in equity method investees amounted to RMB2.65 billion and RMB2.03 billion, respectively. No deferred tax liabilities were recognized as at 31 December 2013 and 2012 as dividends from these investees to the Company is exempted from the PRC income tax and the Company has no plan to dispose any of these investees in the foreseeable future.

In accordance with the accounting policy set out in Note 2(t), the Company and its subsidiaries did not recognize deferred income tax assets in respect of certain deductible temporary differences and accumulated tax losses that can be carried forward against future taxable income, of approximately RMB7,200 million as at 31 December 2013 (2012: RMB6,602 million).

The expiry dates of the tax losses for which no deferred income tax assets were recognized are summarized as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Year of expiry
2013	–	837,456	–	–
2014	500,575	581,380	–	–
2015	938,601	938,601	–	–
2016	1,589,375	1,703,980	–	–
2017	1,932,014	1,934,582	–
2018	1,256,983	–	–	–

	6,217,548	5,995,999	–	–

31	ADDITIONAL FINANCIAL INFORMATION ON BALANCE SHEETS
As at 31 December 2013, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB64,792 million (2012: RMB57,508 million). On the same date, total assets less current liabilities were approximately RMB163,254 million (2012: RMB165,506 million).

32	INCOME TAX EXPENSE
	For the year ended 31 December
	2013	2012

Current income tax expense	4,579,901	2,659,038
Deferred income tax (Note 30)	(57,230)	(148,668)

	4,522,671	2,510,370

No Hong Kong profits tax has been provided as there were no estimated assessable profits in Hong Kong for the year (2012: nil).

The reconciliation of the effective income tax rate from the notional income tax rate is as follows:

	For the year ended 31 December
	2013	2012

Notional tax on profit before income tax expense, calculated at the applicable income tax rates in the countries concerned	24.33%	24.28%
Effect of tax losses and deductible temporary differences not recognized	1.01%	3.28%
Effect of non-taxable income	(1.15%)	(1.95%)
Effect of non-deductible expenses	1.80%	2.67%
Others	(0.03%)	–

Effective tax rate	25.96%	28.28%

The Company and its PRC branches and subsidiaries are subject to income tax at 25%, except for certain PRC branches and subsidiaries that are taxed at preferential tax rates ranging from 0% to 15%.

Pursuant to Guo Shui Han [2009] No. 33, starting from 1 January 2008, the Company and its PRC branches calculate and pay income tax on a consolidated basis according to relevant tax laws and regulations. The original regulation specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished. The income tax of subsidiaries remains to be calculated individually based on their individual operating results.

The income tax rate applicable to Singapore subsidiaries is 17% (2012: 17%).

33	EARNINGS PER SHARE
The basic earnings per share is calculated by dividing the consolidated net profit attributable to the equity holders of the Company by the weighted average number of the Company's outstanding ordinary shares during the year:

	2013	2012

Consolidated net profit attributable to equity holders of the Company	10,426,024	5,512,454
Weighted average number of the Company's outstanding ordinary shares ('000)	14,055,383	14,055,383

Basic and diluted earnings per share (RMB)	0.74	0.39

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the years ended 31 December 2013 and 2012.

34	NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS
Bank balances and cash comprised the following:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Total bank balances and cash	9,433,385	10,624,497	5,219,424	4,613,008
Add: Cash and cash equivalents reclassified to assets held for sale (Note 19)	34,488	–	–	–
Less: Restricted cash	(126,201)	(119,110)	(22,823)	(71,773)

Cash and cash equivalents as at year end	9,341,672	10,505,387	5,196,601	4,541,235

The bank balances and cash of the Company and its subsidiaries are denominated in the following currencies:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

RMB	7,780,145	7,935,202	5,215,195	4,611,527
S$ (RMB equivalent)	1,109,913	2,142,873	–	–
US$ (RMB equivalent)	543,312	545,514	4,229	1,481
JPY (RMB equivalent)	15	404	–	–
HK$ (RMB equivalent)	–	504	–	–

Total	9,433,385	10,624,497	5,219,424	4,613,008

There is no material non-cash investing and financing transaction for the year ended 31 December 2013 and 2012.

35	RELATED PARTY BALANCES AND TRANSACTIONS
The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Huaneng Property Co., Ltd.	A subsidiary of Huaneng Group
Xi'an Thermal and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. (“HEC”) and its subsidiaries	Subsidiaries of Huaneng Group

Shandong Power Limited and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Renewables Corporation Limited (“Huaneng Renewables”)	A subsidiary of Huaneng Group
Huaneng Guicheng Trust Co., Ltd. (“Huaneng Guicheng Trust”)	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. (“Hulunbeier Energy”)	A subsidiary of Huaneng Group
Huaneng Suzhou Thermoelectric Power Company Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Wuhan Power Co., Ltd.	A subsidiary of Huaneng Group
North United Power Coal Transportation and Marketing Co., Ltd. (“North United Power”)	A subsidiary of Huaneng Group
Huaneng Group Technology Innovation Center	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd. (“Huating Coal and Power”)	A subsidiary of Huaneng Group
Huaneng Clean Energy	A subsidiary of Huaneng Group
China Huaneng Group Hong Kong Company Limited	A subsidiary of Huaneng Group
Huaneng Xinjiang Energy Development Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Carbon Assets Management Company Limited	A subsidiary of Huaneng Group
Huaneng Heilongjiang Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Zhejiang Zheneng Power Co., Ltd. *	An investee of Huaneng Group
Zhejiang Southeast Electric Power Co., Ltd.*	An investee of Huaneng Group
Huaneng Group Fuel Company	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Ruijin Power Generation Co., Ltd. (“Ruijin Power Generation”)	A subsidiary of HIPDC
Huaneng Anyuan Power Generation Co., Ltd (“Anyuan Power Generation”)	A subsidiary of HIPDC
Rizhao Power Company	An associate of the Company and also a subsidiary of Huaneng Group
Huaneng Finance	An associate of the Company and also a subsidiary of Huaneng Group
Lime Company	An associate of a subsidiary
Shanghai Time Shipping	A joint venture of the Company
Nantong Power	A joint venture of the Company

Subsidiaries of Jiangsu Province Guoxin Asset Management Group Limited Company (“Jiangsu Guoxin”)**	A minority shareholder of the Company's subsidiaries
Government-related enterprises***	Related parties of the Company

*
Zhejiang Southeast Electric Power Co., Ltd. was merged by Zhejiang Zheneng Power Co., Ltd. in December 2013. Mr. Gu Biquan, the vice president of the Company, acted as the vice chairman of Zhejiang Southeast Electric Power Co., Ltd.. Meanwhile, Huaneng Group holds 25.57% equity interest of Zhejiang Southeast Electric Power Co., Ltd.. After the merger, Zhejiang Southeast Electric Power Co., Ltd. was revoked and Huaneng Group holds 5% equity interest of Zhejiang Zheneng Power Co., Ltd..

**
The director of the Company, Mr. Xu Zujian also serves as the Vice President of Jiangsu Guoxin. Meanwhile, Jiangsu Guoxin holds 30%, 30%, 26.36%, 30% and 21% equity interest of Huaneng Nanjing Combined Cycle Co-generation Co., Ltd., Huaneng Nantong Power Generation Limited Liability Company, Huaneng Huaiyin II Power Limited Company, Jinling Power Company. and Jinling CCGT, respectively.

***
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, “Related Party Disclosures”, government-related enterprises, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries (“other government-related enterprises”).

The majority of the business activities of the Company and its subsidiaries are conducted with other government-related enterprises. For the purpose of the related party balances and transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government-related enterprises. However, many government-related enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

In addition to the related party information shown elsewhere in these financial statements, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the year and significant balances arising from related party transactions as at year end.

(a)	Related party balances
(i)         Cash deposits in a related party

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Deposits in Huaneng Finance
– Savings deposit	2,363,735	3,662,365	496,174	802,555

For the year ended 31 December 2013, the annual interest rates for these savings deposits placed with Huaneng Finance ranged from 0.35% to 1.35% (2012: from 0.35% to 1.49%).

(ii)	As described in Note 23 and 29, certain loans of the Company and its subsidiaries were borrowed from Huaneng Group, Huaneng Finance, Xi'an Thermal and Huaneng Clean Energy.

(iii)
Except for those disclosed in Note 35(a)(ii), the balances with Huaneng Group, HIPDC, subsidiaries, associates, joint ventures and other related parties are unsecured, non-interest bearing and receivable/repayable within one year. As at and for the years ended 31 December 2013 and 2012, no provision is made on receivable balances from these parties.

Other receivables and assets comprised the following balances due from related parties:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Due from Huaneng Group	–	38	–	38
Due from subsidiaries	–	–	446,226	1,031,018
Due from associates	159,867	152,891	149,632	138,389
Due from a joint venture	50,000	50,000	50,000	50,000
Due from other related parties	61,354	260,026	54,907	17,501

Total	271,221	462,955	700,765	1,236,946

(iv)	Accounts payable and other liabilities comprised the following balances due to related parties:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Due to Huaneng Group	1,083	10,685	1,083	9,160
Due to HIPDC	14,313	28,052	14,311	25,335
Due to subsidiaries	–	–	200,450	1,094,615
Due to associates	2,637,506	13,414	1,937,321	452
Due to a joint venture	776,720	272,684	509,035	1,885
Due to other related parties	850,886	827,157	281,054	165,501

Total	4,280,508	1,151,992	2,943,254	1,296,948

(v)
As at 31 December 2013, included in long-term loans (including current portion) and short-term loans are loans payable to other government-related enterprises amounting to RMB109 billion (2012: RMB106 billion).

The balances with government-related enterprises also included substantially all the accounts receivable of domestic power plants from government-related power grid companies, most of the bank deposits which are placed in government-related financial institutions as well as accounts payables and other payables arising from the purchases of coal and property, plant and equipment construction and related labor employed with other government-related enterprises. Except for bank deposits, these balances are unsecured, non-interest bearing and the majority of receivable/repayable is within one year.

(b)	Related party transactions
	For the year ended 31 December
	2013	2012

Huaneng Group
Drawdown of long-term loans	640,485	–
Interest expense on long-term loans	(51,923)	(23,955)
Training fees	(10)	(22)
Purchase of capacity quota	(478,620)	–

HIPDC
Service fees expenses on transmission and transformer facilities	(140,771)	(140,771)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(1,657)	(1,657)

Huaneng Finance
Drawdown of short-term loans	1,290,000	3,555,000
Drawdown of long-term loans	–	417,000
Interest expense on short-term loans	(66,756)	(174,930)
Interest expense on long-term loans	(23,169)	(12,338)

Huaneng Renewables
Agency fee on CDM projects	(900)	(1,200)

HEC and its subsidiaries
Purchase of coal and service fee occurred for transportation	(771,807)	(611,474)
Purchase of equipment	(55,424)	(82,685)
Purchase of materials	(479)	(3,994)

Lime Company
Purchase of lime	(113,697)	(116,741)

Xi'an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained	(258,188)	(166,520)
Purchase of equipment	(311,565)	(170,741)
Service fees expenses on transmission and transformer facilities	(1,290)	–
Drawdown of short-term loans	100,000	100,000
Interest expense on short-term loans	(1,978)	(4,347)

Hulunbeier Energy
Purchase of coal	(425,978)	(970,328)

	For the year ended 31 December
	2013	2012

Rizhao Power Company
Purchase of coal	(1,623,360)	(1,795,217)
Sales of electricity	2,779	2,372
Purchase of materials	(58,962)	(47,235)
Purchase of electricity	(8,369)	(6,160)
Sales of coal	20,559	202,819
Rental charge on lease of certain property, plant and equipment	(14,763)	(16,228)
Purchase of power generation quota	(15,356)	(30,396)
Sales of power generation quota	7,704	–

Huaneng Suzhou Thermoelectric Power Company Ltd.
Sales of coal	–	31,682

Huaneng Wuhan Power Co., Ltd.
Sales of coal	8,851	88,694

Ruijin Power Generation
Sales of coal	34,885	206,731

Huaneng Property Co., Ltd.
Rental charge on office building	(96,868)	(95,595)

North United Power
Purchase of coal	(134,975)	(100,364)

Huating Coal and Power
Purchase of coal	(1,190,240)	(1,658,401)

Huaneng Guicheng Trust
Interest expense on short-term loans	–	(157,610)

Alltrust Insurance Co., Ltd.
Premiums for property insurance	(159,727)	(148,525)
Rental revenue	982	–

	For the year ended 31 December
	2013	2012

Huaneng Group Technology Innovation Center
Technical services and industry-specific technological project contracting services obtained	(70,400)	(21,480)

Shanghai Time Shipping
Purchase of coal and service fee paid for transportation	(2,654,082)	(1,432,619)
Purchase of tug boats	–	(88,889)

Huaneng Group Fuel Company and its subsidiaries
Purchase of coal	(9,751,792)	(658,317)
Sales of coal	65,586	27,593
Handling service provided	30,066	8,971
Transportation service provided	4,057	–
Port usage fee	13,571	4,539

Huaneng Clean Energy
Drawdown of short-term loans	150,000	120,000
Interest expense on short-term loans	(6,422)	(5,784)
Service fee	–	(540)

Jinling CCGT *
Interest income on short-term loans	–	2,849
Entrusted management fee	–	38,810

Huaneng Henan Zhongyuan Gas Power Generation Co., Ltd.
Purchase of power generation quota	(119,196)	(49,500)

*         Jinling CCGT became a subsidiary of the Company in 2013 (see Note 40).

	For the year ended 31 December
	2013	2012

Huaneng Xinjiang Energy Development Co., Ltd.
Sales of assets	–	8,900

Zhejiang Southeast Electric Power Co., Ltd.
Purchase of power generation quota	(39,591)	(37,744)

Anyuan Power Generation
Training Fee	–	(319)
Provision of entrusted power generation	295,020	235,195

Shandong Power Limited and its subsidiaries
Purchase of power generation quota	(183,866)	(138,484)
Purchase of materials	(1)	(159)
Purchase of coal	(1,558,130)	(957,275)
Drawdown of short-term loans	–	50,000
Interest expense on short-term loans	(2,200)	(867)
Service fee	(1,590)	–
Training service provided	61	–
Transportation service provided	33,037	–
Handling service provided	3,250	–

Nantong Power
Transfer of assets	–	1,034,777

Huaneng Carbon Assets Management Company Limited
Agency fee on CDM projects	(1,702)	–

Huaneng Heilongjiang Power Generation Co., Ltd.
Service fee	(300)	–

Subsidiaries of Jiangsu Guoxin
Provision of entrusted power generation	75,736	163,512
Entrusting other parties for power generation	(7,977)	–

For the years ended 31 December 2013 and 2012, the Company provided management service to certain power plants owned by Huaneng Group and HIPDC. The Company did not receive any management fee. At the same time, Shandong Power Limited provided management services to certain branches and subsidiaries of the Company which located in Shandong Province. The Company did not pay any management fee for such arrangements.

For the additional capital injection in associates and joint ventures, please refer to Note 8.

Transactions with government-related enterprises
For the years ended 31 December 2013 and 2012, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 5 for details of sales information to major power grid companies. The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its subsidiaries' loans are also government-related financial institutions.

For the years ended 31 December 2013 and 2012, other collectively-significant transactions with government-related enterprises also include a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(c)	Guarantees
	As at 31 December
	2013	2012

(i) Long-term loans guaranteed by
– Huaneng Group	427,332	532,508
– HIPDC	2,000,000	2,000,000

(ii) Long-term bonds guaranteed by
– HIPDC	4,000,000	4,000,000
– Government-related banks	5,000,000	5,000,000

(d)	Pre-tax benefits and social insurance of key management personnel
	For the year ended 31 December
	2013	2012

Salaries	9,126	7,572
Pension	1,324	1,043

Total	10,450	8,615

(e)	Related party commitments
Related party commitments which were contracted but not recognized in balance sheet as at balance sheet dates are as follows:

(i)	Capital commitments
	As at 31 December
	2013	2012

Xi'an Thermal and its subsidiaries	249,095	213,444
HEC and its subsidiaries	44,702	14,679
Shanghai Time Shipping	33,500	–
A subsidiary of Shandong Power Limited	5,722	–

	333,019	228,123

(ii)	Fuel purchase and transportation commitments
	As at 31 December
	2013	2012

Shanghai Time Shipping	207,287	181,544
Huaneng Group Fuel Company	1,633,705	24,986
HEC and its subsidiaries	19,380	113,463
Huating Coal and Power	88,200	409,680
North United Power	10,044	11,276
Hulunbeier Energy	–	4,849
Shandong Power Limited and its subsidiaries	83,571	62,310

	2,042,187	808,108

(iii)	Operating lease commitments
	As at 31 December
	2013	2012

HIPDC	57,990	59,647
Huaneng Property Co., Ltd.	32,528	125,439

	90,518	185,086

36	LABOR COST
Other than the salaries and staff welfare, the labor cost of the Company and its subsidiaries mainly comprises the following:

All PRC employees of the Company and its subsidiaries are entitled to a monthly pension upon their retirements. The PRC government is responsible for the pension liability to these employees on retirement. The Company and its subsidiaries are required to make contributions to the publicly administered retirement plan for their PRC employees at a specified rate, currently set at 14% to 22% (2012: 14% to 22%) of the basic salary of the PRC employees. The retirement plan contributions paid by the Company and its subsidiaries for the year ended 31 December 2013 were approximately RMB565 million (2012: RMB487 million), including approximately RMB539 million (2012: RMB474 million) charged to profit or loss.

In addition, the Company and its subsidiaries have also implemented a supplementary defined contribution retirement scheme for PRC employees. Under this scheme, the employees are required to make a specified contribution based on the number of years of service with the Company and its subsidiaries, and the Company and its subsidiaries are required to make a contribution equal to two to four times the employees' contributions. The employees will receive the total contributions upon their retirement. For the year ended 31 December 2013, the contributions to supplementary defined contribution retirement scheme paid by the Company and its subsidiaries amounted to approximately RMB154 million (2012: RMB138 million), including approximately RMB150 million (2012: RMB134 million) charged to profit or loss.

SinoSing Power and its subsidiaries in Singapore appropriate a specified rate, currently set at 6.5% to 16% (2012: 6.5% to 16%) of the basic salary to central provident funds in accordance with the local government regulations. The contributions made by SinoSing Power and its subsidiaries for the year ended 31 December 2013 amounted to approximately RMB14.70 million (2012: RMB17.10 million), all of which were charged to profit or loss.

The Company and its subsidiaries have no further obligation for post-retirement benefits beyond the annual contributions made above.

In addition, the Company and its subsidiaries also make contributions of housing funds and social insurance to the social security institutions at specified rates of the basic salary and no more than the upper limit. The housing funds and social insurance contributions paid by the Company and its subsidiaries were charged to cost of assets or expenses, the amounts of which for the year ended 31 December 2013 were approximately RMB414 million (2012: RMB377 million) and RMB428 million (2012: RMB397 million), respectively.

37	DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a)	Pre-tax benefits and social insurance of directors and supervisors
The remuneration of every director and supervisor of the Company for the year ended 31 December 2013 is set out below:

			Performance
	Fees	Basic salaries	salaries	Pension	Total

Name of director
Mr. Cao Peixi	–	–	–	–	–
Mr. Huang Long	–	–	–	–	–
Mr. Li Shiqi	–	–	–	–	–
Mr. Huang Jian	–	–	–	–	–
Mr. Liu Guoyue	–	318	353	113	784
Mr. Fan Xiaxia	–	351	484	113	948
Mr. Shan Qunying	48	–	–	–	48
Mr. Guo Hongbo	48	–	–	–	48
Mr. Xu Zujian	48	–	–	–	48
Mr. Xie Rongxing	48	–	–	–	48
Mr. Shao Shiwei	74	–	–	–	74
Mr. Wu Liansheng	74	–	–	–	74
Mr. Li Zhensheng	74	–	–	–	74
Mr. Qi Yudong	74	–	–	–	74
Mr. Zhang Shouwen	74	–	–	–	74

Sub-total	562	669	837	226	2,294

Name of supervisor
Mr. Guo Junming	–	–	–	–	–
Mr. Hao Tingwei	48	–	–	–	48
Ms. Zhang Mengjiao	–	–	–	–	–
Mr. Gu Jianguo	48	–	–	–	48
Mr. Wang Zhaobin	–	299	412	99	810
Ms. Zhang Ling	–	113	438	95	646

Sub-total	96	412	850	194	1,552

Total	658	1,081	1,687	420	3,846

The remuneration of every director and supervisor of the Company for the year ended 31 December 2012 is set out below:

			Performance
	Fees	Basic salaries	salaries	Pension	Total

Name of director
Mr. Cao Peixi	–	–	–	–	–
Mr. Huang Long	–	–	–	–	–
Mr. Li Shiqi	–	–	–	–	–
Mr. Huang Jian	–	–	–	–	–
Mr. Liu Guoyue	–	347	485	108	940
Mr. Fan Xiaxia	–	347	485	108	940
Mr. Shan Qunying	48	–	–	–	48
Mr. Guo Hongbo (appointed in 2012)	48	–	–	–	48
Mr. Xu Zujian	48	–	–	–	48
Mr. Xie Rongxing (appointed in 2012)	24	–	–	–	24
Ms. Huang Mingyuan (resigned in 2012)	24	–	–	–	24
Mr. Liu Shuyuan (resigned in 2012)	–	–	–	–	–
Mr. Shao Shiwei	74	–	–	–	74
Mr. Wu Liansheng	74	–	–	–	74
Mr. Li Zhensheng	74	–	–	–	74
Mr. Qi Yudong	74	–	–	–	74
Mr. Zhang Shouwen	74	–	–	–	74

Sub-total	562	694	970	216	2,442

Name of supervisor
Mr. Guo Junming	–	–	–	–	–
Mr. Hao Tingwei	48	–	–	–	48
Ms. Zhang Mengjiao	–	–	–	–	–
Mr. Gu Jianguo	48	–	–	–	48
Mr. Wang Zhaobin	–	250	376	89	715
Ms. Zhang Ling	–	113	447	88	648

Sub-total	96	363	823	177	1,459

Total	658	1,057	1,793	393	3,901

During the year, no option was granted to the directors or the supervisors (2012: nil).

During the year, no emolument was paid to the directors or the supervisors (including the five highest paid employees) as an inducement to join or upon joining the Company or as compensation for loss of office (2012: nil).

No director or supervisor had waived or agreed to waive any emoluments during the years 2013 and 2012.

(b)	Five highest paid individuals
The five individuals whose emoluments were the highest in the Company and its subsidiaries for the year include one director (2012: two directors) whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2012: three) individuals during the year (within the range of nil to RMB0.85 million) are as follows:

	For the year ended 31 December
	2013	2012

Basic salaries	1,197	888
Performance salaries	1,647	1,236
Pension	418	298

	3,262	2,422

38	COMMITMENTS

(a)	Capital and operational commitments
(i)
Commitments mainly relate to the construction of new power projects, certain ancillary facilities and renovation projects for existing power plants and the purchases of fuel. Details of such commitments are as follows:

	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Contracted but not provided for
– purchase of inventories	14,034,609	6,284,455	4,841,117	1,248,355
– construction	16,915,952	10,463,817	5,253,373	3,312,165

Sub-total	30,950,561	16,748,272	10,094,490	4,560,520

Authorized but not contracted for
– construction	1,069,370	1,062,672	693,218	996,796

Total	32,019,931	17,810,944	10,787,708	5,557,316

(ii)
The Company and its subsidiaries have entered into various long-term fuel supply agreements with various suppliers in securing fuel supply for various periods. All the agreements require minimum, maximum or forecasted volume purchases and subject to certain termination provisions. Related purchase commitments are as follows:

		The Company and its subsidiaries
		2013			2012
	Periods	Purchase quantities	Estimated unit costs		Purchase quantities	Estimated unit costs
			(RMB)			(RMB)

A government -related enterprise	2014 – 2015	2.8 million ton/year	not defined		–	–
A government -related enterprise	2014 – 2023	541 million m3/year*	1.97/m	3	486.9 million m3/year	1.63/m	3

	2014 – 2023	450 million m3/year*	2.92/m	3	–	–

Other suppliers	2013	–	–		175.1 BBtu**/day	approximately 100,000/BBtu
	2014	90.1 BBtu/day	(i)		90.0 BBtu/day	(i)
	2015 – 2022	72.5 BBtu/day	(i)		72.4 BBtu/day	(i)
	2023	72.4 BBtu/day	(i)		72.4 BBtu/day	(i)
	2024 – 2028	49.9 BBtu/day	(i)		49.9 BBtu/day	(i)

*	The quantities represent maximum volume, others represent minimum or forecasted volume if not specified.

**	BBtu: Billion British Thermal Unit

(i)	No estimated unit cost information available for daily purchase quantities of 42.4 BBtu from 2014 to 2028. The estimated unit costs are 100,000/BBtu for the rest quantities.

As at 31 December 2013 and 2012, there is no long-term commitment at Company level.

(b)	Operating lease commitments
The Company and its subsidiaries have various operating lease arrangements for land and buildings. Some of the leases contain renewal options and most of the leases contain escalation clauses. Lease terms do not contain restrictions on the Company and its subsidiaries' activities concerning dividends, additional debts or further leasing.

Total future minimum lease payments under non-cancelable operating leases are as follows:

	As at 31 December
	2013	2012

Land and buildings
– not later than 1 year	61,775	127,219
– later than 1 year and not later than 2 years	27,441	59,172
– later than 2 year and not later than 5 years	27,147	81,822
– later than 5 years	1,150,419	1,180,415

	1,266,782	1,448,628

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant (“Dezhou Power Plant”) and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount. For the years ended 31 December 2013 and 2012, the annual rentals both were approximately RMB34 million, respectively.

39	FINANCIAL GUARANTEES
	The Company and its subsidiaries		The Company
	As at 31 December		As at 31 December
	2013	2012	2013	2012

Financial guarantees
– granted to a subsidiary	–	–	13,628,555	14,896,139
– granted to a joint venture	–	5,566	–	5,566

Total	–	5,566	13,628,555	14,901,705

Based on historical experience, no claims have been made against the Company since the dates of granting the financial guarantees described above.

40	BUSINESS COMBINATIONS

(a)	Acquisition of Luoyang Cogeneration
In April 2013, the Company acquired 60% equity interests of Luoyang Cogeneration from Luoyang Silicon Industry Group Co., Ltd. and Luoyang Hairun Power Project Management Ltd. The aggregate cash consideration of the acquisition amounted to RMB180 million. The fair values of assets and liabilities arising from the acquisition of Luoyang Cogeneration and proportionate share of acquiree's net assets by non-controlling interests on the acquisition date are as follows:

Luoyang Cogeneration

Bank balances and cash	131,485
Other receivables	2,316
Property, plant and equipment	30,885
Land use rights	145,075
Payables and other liabilities	(9,761)

Total identifiable net assets	300,000
Non-controlling interests	(120,000)
Goodwill	–

Consideration	180,000

As at 31 December 2013, Luoyang Cogeneration was still under construction.

(b)	Acquisition of control in Jinling CCGT
Jinling CCGT was previously an associate of the Company. In 2013, one of the non-controlling shareholders with 21% equity interests in Jinling CCGT entered into a voting in concert agreement with the Company whereby it agreed to vote the same in respect of significant financial and operating decisions made by the Company effective from 1 January 2013. As a result, the Company acquired control of Jinling CCGT since 1 January 2013.

Jinling CCGT is a limited liability company established on 6 December 2011 in Nanjing, Jiangsu Province. Jinling CCGT is primarily engaging in construction, management of cogeneration power plants and related projects. As at the acquisition date, Jinling CCGT was still under construction and its two power generation units went into operation in 2013 in succession. Financial information of Jinling CCGT is as follows:

Items	From the acquisition date to 31 December 2013

Revenue	697,176
Net loss	(16,243)
Net cash outflow from operating activities	(37,163)

The identifiable assets and liabilities of Jinling CCGT as at the acquisition date are as follows:

Jinling CCGT

Bank balances and cash	78,249
Accounts receivable	9,621
Property, plant and equipment	733,602
Accounts payable	(56,472)
Long-term loans	(490,000)

Total identifiable net assets	275,000
Non-controlling interests	(134,750)

Net assets acquired	140,250

Fair value of the investment in associate before the acquisition date	140,250

41	NON-CONTROLLING INTERESTS
The following table summarizes the information relating to each of the Company and subsidiaries that have material non controlling interests (“NCI”):

	Qinbei Power Company	Beijing Cogeneration	Luohuang Power Company	Weihai Power Company	Jinling Power Company	Yueyang Power Company	Shidongkou Power Company	Yangliuqing Cogeneration	Other individually immaterial subsidiaries	Total

NCI percentage	40%	59%	40%	40%	40%	45%	50%	45%

31 December 2013

Non-current assets	12,846,706	4,993,083	4,697,318	5,210,683	7,614,270	5,730,660	4,353,809	2,805,530
Current assets	1,739,894	945,067	980,195	693,725	1,031,919	1,071,740	443,995	606,043
Non-current liabilities	(3,431,060)	(654,821)	(706,101)	(42,560)	(3,786,577)	(1,931,979)	(2,275,801)	(697,662)
Current liabilities	(7,065,834)	(2,214,356)	(1,842,635)	(2,975,210)	(2,249,999)	(2,543,955)	(737,365)	(749,917)
Net assets	4,089,706	3,068,973	3,128,777	2,886,638	2,609,613	2,326,466	1,784,638	1,963,994
Carrying amount of NCI	1,635,882	1,810,694	1,251,511	1,154,655	1,043,845	1,046,910	892,319	883,797	3,022,696	12,742,309

Revenue	7,740,172	4,109,609	5,083,562	4,403,700	5,815,540	4,051,236	2,869,727	2,577,167
Net profit	989,508	260,224	629,482	831,852	1,017,767	379,155	533,979	252,446
Total comprehensive income	989,508	260,224	629,482	831,852	1,017,767	379,155	533,979	252,446
Profit allocated to NCI	395,803	153,532	251,793	332,741	407,107	170,620	266,990	113,601	381,807	2,473,994
Other comprehensive income allocated to NCI	–	–	–	–	–	–	–	–	(757)	(757)

Cash flow from operating activities	2,379,982	943,889	1,330,704	1,473,143	1,741,649	926,746	685,572	627,390
Cash flow from investment activities	(792,933)	(352,980)	(260,088)	(313,930)	(304,778)	(320,987)	(127,757)	(116,495)
Cash flow from financing activities	(1,960,638)	(564,632)	(1,079,801)	(1,256,761)	(1,480,323)	(648,793)	(643,589)	(504,954)
Net (decrease)/increase in cash and cash equivalents	(373,589)	26,277	(9,185)	(97,548)	(43,452)	(43,044)	(85,774)	5,957
Dividends paid to NCI	–	–	69,595	33,358	158,649	–	75,000	–

									Other
	Qinbei		Luohuang	Weihai	Jinling	Yueyang	Shidongkou		individually
	Power	Beijing	Power	Power	Power	Power	Power	Yangliuqing	immaterial
	Company	Cogeneration	Company	Company	Company	Company	Company	Cogeneration	subsidiaries	Total

31 December 2012

Non-current assets	12,433,411	4,981,131	4,944,450	5,430,101	8,033,948	5,798,508	4,559,723	2,898,232
Current assets	1,528,059	782,727	1,050,783	711,054	1,044,944	1,188,235	523,252	551,242
Non-current liabilities	(3,911,330)	(775,275)	(1,448,333)	(235,140)	(4,966,657)	(2,519,706)	(2,594,640)	(726,847)
Current liabilities	(7,010,528)	(1,951,099)	(1,847,510)	(3,824,960)	(1,057,878)	(2,509,766)	(1,082,515)	(1,006,689)
Net assets	3,039,612	3,037,484	2,699,390	2,081,055	3,054,357	1,957,271	1,405,820	1,715,938
Carrying amount of NCI	1,215,845	1,792,116	1,079,756	832,422	1,221,743	880,772	702,910	772,172	1,332,472	9,830,208

Revenue	6,322,927	3,981,246	4,343,146	4,369,510	5,902,752	3,331,508	2,929,123	2,473,610
Net profit	(455,310)	220,674	50,457	563,058	647,785	10,640	388,303	95,819
Total comprehensive income	(455,310)	220,674	50,457	563,058	647,785	10,640	388,303	95,819
Profit allocated to NCI	(182,124)	130,198	20,183	225,223	259,114	4,788	194,152	43,119	159,308	853,961
Other comprehensive income allocated to NCI	–	–	–	–	–	–	–	–	1,195	1,195

Cash flow from operating activities	1,402,214	829,378	871,119	1,302,405	1,757,588	472,564	1,395,089	547,213
Cash flow from investment activities	(1,483,148)	(396,826)	(213,057)	(533,926)	(284,839)	(245,893)	(408,843)	(85,651)
Cash flow from financing activities	417,198	(451,645)	(671,234)	(646,544)	(1,292,322)	(230,948)	(873,042)	(473,161)
Net increase/(decrease) in cash and cash equivalents	336,264	(19,093)	(13,172)	121,935	180,427	(4,277)	113,204	(11,599)
Dividends paid to NCI	5,274	195,709	41,595	–	84,008	–	–	–

42	SUBSEQUENT EVENT
After the end of the reporting period, the directors proposed a final dividend. Further details are disclosed in Note 22.

FINANCIAL STATEMENTS RECONCILIATION BETWEEN PRC GAAP AND IFRS

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises (“PRC GAAP”), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net consolidated profit and equity attributable to equity holders of the Company, are summarized as follows:

	Net profit attributable to equity holders of the Company		Total equity attributable to equity holders of the Company
	For the year ended		As at 31 December
	2013	2012	2013	2012

Consolidated net profit/equity attributable to shareholders of the Company under PRC GAAP	10,520,134	5,868,651	61,747,780	55,580,790

Impact of IFRS adjustments:
Effect of reversal of the recorded the amounts received in advance of previous years (a)	261,339	–	(558,139)	(819,478)
Amortization of the difference in the recognition of housing benefits of previous years (b)	(940)	(2,247)	(136,642)	(135,702)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(27,368)	(26,369)	290,533	317,901
Differences in accounting treatment on business combinations under common control (d)	–	(107,735)	3,466,949	3,466,949
Difference in depreciation and amortization of assets acquired in business combinations under common control (d)	(175,750)	(312,034)	(2,140,270)	(1,964,520)
Applicable deferred income tax impact of the GAAP differences above (e)	36,292	69,180	293,599	257,307
Others	(297,904)	(106,833)	(67,673)	(80,353)
Profit/Equity attributable to minority interests on the adjustments above	110,221	129,841	(445,472)	(492,760)

Profit/Equity attributable to equity holders of the Company under IFRS	10,426,024	5,512,454	62,450,665	56,130,134

(a)	Effect of recording the amounts received in advance of previous years
In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company received payments in advance in the previous years (calculated at 1% of the original cost of fixed assets) as the major repair and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized in profit or loss when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years
The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System (“Previous PRC GAAP”), in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years
In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(d)	Differences in accounting treatment on business combinations under common control
Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences will be gradually eliminated following subsequent depreciation, amortization and disposal of related assets.

(e)	Deferred income tax impact on GAAP differences
This represents related deferred income tax impact on the GAAP differences above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:     April 23, 2014